MarketAxess®

Letter to Stockholders

Notice of Meeting and Proxy Statement for our
2008 Annual Meeting of Stockholders

2007 Annual Report on Form 10-K

Dear Fellow Stockholders and Clients:

2007 was truly a year of two very different halves. Building on the solid earnings momentum generated during the preceding three quarters, we exited the second quarter of 2007 with record quarterly revenue, pre-tax income and trading volume, as well as a record 11.1% estimated share of U.S. high-grade corporate bond trading volume (as reported by the Financial Industry Regulatory Authority's ("FINRA") Trade Reporting and Compliance Engine ("TRACE")).

The benign credit market conditions that we experienced in the first half of the year, characterized by tight spreads and low credit spread volatility, came to an abrupt end in July, however, as the subprime contagion spread through the market. The dramatic re-pricing of risk and subsequent deleveraging that have gripped the credit markets continue to take their toll as we move into the second quarter of 2008.

MarketAxess was certainly not immune to the effects of the market turmoil that commenced during the second half of the year. Yet despite the most difficult environment for trading credit that most can remember, we grew revenue and earnings through the second half of 2007 vs. the second half of 2006, an accomplishment that few other credit market participants can claim and a testament to the strength of our client franchise and business model. In addition, during the second half of the year and continuing into the first quarter of 2008, we continued to execute our strategy of complementing our organic growth opportunities with strategic acquisitions that expand our technology services business, enhance our client connectivity offering and extend our client base.

During 2007, we:

- increased our estimated share of FINRA TRACE high-grade trading volume to 9.4%, compared to 8.5% for 2006, including a new record estimated quarterly share of 11.1% for the second quarter of 2007;
- were awarded "Best Multi-Dealer Credit Default Swaps Trading Platform" and "Best Multi-Dealer Corporate Bond Trading Platform" in both the United States and Europe by *Credit* Magazine based on a poll of fixed-income investors, the third consecutive year that MarketAxess has been recognized as the Best Multi-Dealer Corporate Bond Trading Platform;
- expanded our recurring revenue base with the successful introduction of our new European high-grade fee plan;
- leveraged our success in client-to-dealer Emerging Markets ("EM") trading across new trading protocols and markets. We launched DealerAxess® inter-dealer trading in EM Credit Default Swaps and launched client-to-dealer local market trading, initially in bonds denominated in the local currencies of Mexico, Brazil and Argentina;
- diversified our revenues and expanded our technology services capabilities through our acquisition of Trade West Systems, LLC ("TWS"), a financial software innovator that provides gateway adapters to connect order management systems ("OMS") and trading systems to fixed-income trading venues;
- significantly increased client connectivity, with approximately 150 client OMS connections established by the end of 2007. Trades executed directly from OMS connections in 2007 more than doubled to 22% of all trades executed over the platform;
- continued to build on our already superior liquidity pool on the platform with the addition of new dealers, bringing our global dealer group to 30;
- ended the year with $124.3 million in cash, cash equivalents and securities, just 5% below 2006 year-end levels even after expenditures of almost $40 million in connection with the share repurchase program approved by our Board of Directors in November 2006; and
- generated free cash flow of $24.2 million, more than twice our reported net income for the year. Our balance sheet and free cash flow continue to be sources of strength.

On March 5, 2008, we acquired Greenline Financial Technologies, Inc. ("Greenline"), an industry innovator specializing in the development of customized integration, testing and management solutions for Financial Information Exchange ("FIX") related products and services designed to optimize electronic trading of fixed-income, equities and other exchange-based products. With our acquisition of Greenline, we broadened the range of technology services that we offer to institutional financial markets, expanded our client universe, including global exchanges and hedge funds, and further diversified our business beyond our core electronic credit trading products.

Market demand for technology solutions to improve trading efficiency continues to grow. We believe market participants across all asset classes will be increasingly attracted to market-leading, low-cost outsourcing solutions and that we are well-positioned to respond to this demand. Our core expertise in trading technologies is now complemented by the e-trading gateways and adapters of TWS and the FIX testing and monitoring capabilities of Greenline.

In summary, 2007 was a year in which we made significant strides in diversifying our revenue stream and building a higher base of recurring revenue. We have extended the breadth of our technology offering through selective acquisitions and we have preserved valuable upside through electronic transaction fees when markets stabilize and industry volumes return.

We have an extraordinary institutional trading network and valuable technology assets that we are leveraging into new opportunities for our stockholders. The difficult market conditions that we have been through have accelerated discussions focused on creating new electronic sources of liquidity. The future we see for MarketAxess includes attractive growth from current electronic markets complemented by new organic businesses and strategic acquisitions. We remain committed to delivering market-leading technology for electronic trading in financial markets.

Sincerely,

Richard M. McVey
Chairman of the Board
and Chief Executive Officer

March 31, 2008

MarketAxess®

MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, New York 10005

April 23, 2008

To the Stockholders of MarketAxess Holdings Inc.:

You are invited to attend the 2008 Annual Meeting of Stockholders (the "Annual Meeting") of MarketAxess Holdings Inc. (the "Company") scheduled for Thursday, June 5, 2008, at 10:00 a.m., Eastern Daylight Time, at The New York Marriott Financial Center Hotel, 85 West Street, New York, New York 10006. The Company's Board of Directors and management look forward to seeing you.

Enclosed you will find a Notice of Annual Meeting of Stockholders containing a description of the items of business expected to be covered at the Annual Meeting, our proxy statement, a proxy card and our Annual Report on Form 10-K for the year ended December 31, 2007 (the "Annual Report"). The agenda for the Annual Meeting includes the election of directors, ratification of the appointment of our independent registered public accounting firm and approval of the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program. Our Board of Directors recommends that you vote FOR the election of directors, FOR ratification of the appointment of our independent registered public accounting firm and FOR approval of the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program. Please carefully review the enclosed documents for detailed information regarding these proposals.

We are pleased to be among the first companies to take advantage of new Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe the new rules will allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. On April 23, 2008, we mailed to our stockholders a Notice containing instructions on how to access our proxy statement and Annual Report and vote online. The proxy statement contains instructions on how you can receive a paper copy of the proxy statement and Annual Report if you only received a Notice by mail.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting in person, your shares should be represented and voted. After reading the enclosed proxy statement, please complete, sign, date and promptly return the proxy in the pre-addressed envelope that we have included for your convenience. No postage is required if it is mailed in the United States. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically. Submitting the proxy before the Annual Meeting will not preclude you from voting in person at the Annual Meeting should you decide to attend in person.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Richard M. McVey

Richard M. McVey
Chairman and Chief Executive Officer

MarketAxess Holdings Inc.

140 Broadway, 42nd Floor
New York, New York 10005

NOTICE OF
2008 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of MarketAxess Holdings Inc.:

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Stockholders (the "Annual Meeting") of MarketAxess Holdings Inc., a Delaware corporation (the "Company"), will be held on Thursday, June 5, 2008, at 10:00 a.m., Eastern Daylight Time, at The New York Marriott Financial Center Hotel, 85 West Street, New York, New York 10006.

At the Annual Meeting we will:

1. vote to elect ten members of the Company's Board of Directors for terms expiring at the 2009 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008;

3. vote to approve the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program; and

4. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items are more fully described in the Company's Proxy Statement accompanying this Notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 11, 2008. A list of the stockholders of record as of that date will be available for inspection at the Annual Meeting, and at any adjournments or postponements thereof, and for a period of ten days prior to the meeting during regular business hours at the offices of the Company listed above.

You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 11, 2008. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) sign and return a proxy card; (2) if you hold your shares in a stock brokerage account, call the toll-free number listed on the proxy card, if any; (3) if you hold your shares in a stock brokerage account, vote via the Internet as indicated on the proxy card; or (4) vote in person at the Annual Meeting.

By Order of the Board of Directors,

Charles Hood
General Counsel and Corporate Secretary

New York, New York
April 23, 2008

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY AND COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE. ALTERNATIVELY, YOU MAY BE ABLE TO SUBMIT YOUR PROXY THROUGH THE INTERNET OR BY TOUCH-TONE PHONE AS INDICATED ON THE PROXY CARD.

TABLE OF CONTENTS

GENERAL INFORMATION	1
SOLICITATION OF PROXIES	1
VOTING	2
AVAILABILITY OF CERTAIN DOCUMENTS	4
PROPOSAL 1 — ELECTION OF DIRECTORS	4
CORPORATE GOVERNANCE AND BOARD MATTERS	8
PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	12
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	14
PROPOSAL 3 — APPROVAL OF THE MARKETAXESS HOLDINGS INC. 2008 CODE SECTION 162(M) PERFORMANCE INCENTIVE PROGRAM	16
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	18
EXECUTIVE OFFICERS	20
COMPENSATION DISCUSSION AND ANALYSIS	20
REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS	31
EXECUTIVE COMPENSATION	32
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	40
OTHER MATTERS	40

MarketAxess Holdings Inc.

140 Broadway, 42nd Floor
New York, New York 10005

PROXY STATEMENT for the 2008 ANNUAL MEETING OF STOCKHOLDERS To Be Held On June 5, 2008

GENERAL INFORMATION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors (the "Board" or "Board of Directors") of MarketAxess Holdings Inc., a Delaware corporation ("MarketAxess," the "Company," "we" or "our"), to be used at our 2008 Annual Meeting of Stockholders scheduled for Thursday, June 5, 2008, at 10:00 a.m., Eastern Daylight Time ("EDT"), at The New York Marriott Financial Center Hotel, 85 West Street, New York, New York 10006.

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being mailed to stockholders on or about April 23, 2008. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 5, 2008 meeting.

Holders of our common stock, par value $0.003 per share (the "Common Stock"), as of the close of business on April 11, 2008, are entitled to notice of, and to vote at the Annual Meeting. On that date, there were 30,979,717 shares of our Common Stock issued and outstanding.

We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (*i.e.*, authorizing someone to vote your shares). If you execute the attached proxy card, the individuals designated on that card will vote your shares according to your instructions. If any matter other than Proposals 1, 2 or 3 listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you execute the enclosed proxy card but do not give instructions, your proxy will be voted as follows: FOR the election of the nominees for director named herein, FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2008, FOR approval of the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program (the "2008 Incentive Program") and in accordance with the best judgment of the persons appointed as proxies with respect to any other matters which properly come before the Annual Meeting.

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting in person), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings *Solicitation of Proxies* and *Voting*.

SOLICITATION OF PROXIES

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal. In addition, with respect to Proposal 1 (the election of directors), you may, if you desire, indicate on the proxy card that you are not authorizing the designated individuals to vote your shares for one or more of the nominees.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of a notice of internet availability of proxy materials, this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

VOTING

Stockholders entitled to vote and shares outstanding

You may vote your shares at the Annual Meeting only if you were a stockholder of record at the close of business on April 11, 2008 (the "Record Date"). As of the Record Date, 30,979,717 shares of our Common Stock were issued and outstanding.

How to vote

Submitting a proxy via mail, the Internet or telephone

You may submit your proxy with voting instructions by mail by following the instructions set forth on the enclosed proxy card. Specifically, if you are a stockholder of record on the Record Date you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

If you hold your shares through a stock broker, nominee, fiduciary or other custodian, you may also be able to vote by calling the toll-free telephone number listed on your proxy card or visiting the website address listed on your proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the enclosed proxy card before your proxy will be accepted. In addition to the instructions that appear on the enclosed proxy card, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 4, 2008 in order for them to be counted at the Annual Meeting.

Pursuant to new rules of the Securities and Exchange Commission (the "SEC"), we are making our proxy materials available to beneficial owners of our stock electronically over the Internet rather than mailing the proxy materials. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to our beneficial owners. All beneficial owners will have the ability to access the proxy materials, including this Proxy Statement and our 2007 Annual Report, on the website referred to in the notice or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the notice. In addition, beneficial owners may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

The new SEC rules require us to notify all stockholders, including those stockholders to whom we have mailed proxy materials, of the availability of our proxy materials through the Internet.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on June 5, 2008

Our Proxy Statement and 2007 Annual Report to Stockholders are available at http://ww3.ics.adp.com/streetlink/mktx

Voting your shares in person at the Annual Meeting

You may also attend the Annual Meeting and vote your shares in person by ballot. If you plan to attend the Annual Meeting, you will need to bring proof of your ownership of our Common Stock as of the close of business on April 11, 2008, the Record Date. If you hold shares in "street name" (that is, through a bank, broker or other nominee) and would like to attend the Annual Meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of Common Stock as of the close of business on April 11, 2008. Alternatively, in order to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

Revoking a proxy

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, NY 10005, (2) subsequently filing another proxy bearing a later date or (3) attending the Annual Meeting and voting in person by ballot.

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting in person by ballot.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you must obtain a proxy from the holder of record of your shares in order to vote in person at the Annual Meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes on routine matters, such as the election of directors and ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters, such as approval of the 2008 Incentive Program, without such voting instructions. A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

Quorum

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the Record Date will constitute a quorum, permitting the Annual Meeting to conduct its business. Subject to the rules regarding the votes necessary to adopt the proposals discussed below, abstentions and broker non-votes (as described above) will be counted for purposes of determining whether a quorum is present. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for quorum purposes for the remainder of the Annual Meeting (including any meeting resulting from an adjournment or postponement of the Annual Meeting, unless a new record date is set).

Votes necessary to approve each proposal

Election of Directors. The affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy, is required for the election of directors. This means that the individuals who receive the highest number of votes will be elected as directors, up to the maximum number of directors to be chosen at the Annual Meeting.

Other Items. For each other item, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the item will be required for approval.

Abstentions and broker non-votes will not be voted either in favor of or against any of the proposals. For the election of directors, which requires a plurality of the votes cast, votes withheld from one or more nominees will be excluded entirely from the vote and will have no effect on the outcome. For the ratification of our independent registered public accounting firm and the approval of the 2008 Incentive Program, each of which proposals will be decided by the affirmative vote of a majority of the votes cast, abstentions will be counted for purposes of determining the number of votes cast on the proposal and will have the same effect as negative votes, but broker non-votes will not be counted as shares present and entitled to vote.

Certain stockholder-related matters

We have not received notice of any stockholder proposals that may be properly presented at the Annual Meeting. For information regarding inclusion of stockholder proposals in our 2009 Annual Meeting, see the information in this Proxy Statement under the section heading *Other Matters — Stockholder Proposals for 2009 Annual Meeting.*

AVAILABILITY OF CERTAIN DOCUMENTS

Householding of Annual Meeting materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, NY 10005 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at www.marketaxess.com or the SEC's website at www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2007, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, NY 10005 or 212-813-6000.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of 11 directors, nine of whom are not our employees. Except for Mr. Burkhardt, each of the nominees for director was elected by the Company's stockholders on June 7, 2007. Mr. Burkhardt is standing for election for the first time. Mr. Lyski has chosen not to stand for re-election and, as a result, the Board has reduced the number of directors constituting the full Board from 11 to ten. The directors will be elected for a term which begins at the 2008 Annual Meeting of Stockholders and ends at the 2009 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation or removal.

Your vote

If you sign the enclosed proxy card and return it to the Company, your proxy will be voted **FOR** all directors, for terms expiring in 2009, unless you specifically indicate on the proxy card that you are withholding authority to vote for one or more of the nominees.

A plurality of the votes cast by stockholders entitled to vote at the Annual Meeting is required for the election of directors. Accordingly, the directorships to be filled at the Annual Meeting will be filled by the nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of or withheld with respect to any or all nominees. Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the vote.

Board recommendation

The Board recommends that you vote "FOR" the election of each of the following nominees:

Richard M. McVey
Roger Burkhardt
Stephen P. Casper
David G. Gomach
Carlos M. Hernandez
Ronald M. Hersch
Jerome S. Markowitz
T. Kelley Millet
Nicolas S. Rohatyn
John Steinhardt

Each of these nominees is currently serving as a director on our Board, and each nominee has agreed to serve on the Board if he is elected. If any nominee is unable (or for whatever reason declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included under *Director information* below.

Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the 2008 Annual Meeting of Stockholders and ending at the 2009 Annual Meeting of Stockholders.

Richard M. McVey
Director since April 2000

Richard M. McVey (48) has been Chief Executive Officer and Chairman of our Board of Directors since our inception. As an employee of J.P. Morgan & Co., one of our founding broker-dealers, Mr. McVey was instrumental in the founding of MarketAxess in April 2000. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed Income Sales at JPMorgan, where he managed the institutional distribution of fixed-income securities to investors, from 1996 until April 2000. In that capacity, he was responsible for developing and maintaining senior client relationships across all market areas, including fixed-income, equities, emerging markets, foreign exchange and derivatives. From 1992 to 1996, Mr. McVey led JPMorgan's North America Futures and Options Business, including institutional brokerage, research, operations, finance and compliance. Mr. McVey received a B.A. in Finance from Miami (Ohio) University and an M.B.A. from Indiana University.

Roger Burkhardt
Director since July 2007

Roger Burkhardt (47) is the President and Chief Executive Officer of Ingres Corporation, a provider of business open source software and solutions, a position he has held since July 2007. Mr. Burkhardt joined Ingres Corporation as President and Chief Operating Officer in July

2006. From 2000 until 2006, Mr. Burkhardt was Chief Technology Officer and Executive Vice President of NYSE Group, Inc. Prior to his tenure with the NYSE, Mr. Burkhardt held various capital markets-related technology positions, including serving as President of listed equities at Optimark Technologies, Inc., and director of capital markets at IBM. Mr. Burkhardt holds bachelors and masters degrees in physics from Oxford University and an M.B.A. in finance from New York University.

Stephen P. Casper
Director since April 2004

Stephen P. Casper (58) is the Chairman and Chief Executive Officer of Charter Atlantic Corporation, the holding company of Fischer Francis Trees & Watts, Inc. ("FFTW"), a specialist manager of U.S., global and international fixed income portfolios for institutional clients, and Malbec Partners, a manager of single-strategy hedge funds. From April 2004 to January 2008, Mr. Casper was the President and CEO of FFTW. Mr. Casper joined FFTW as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper is a director of FFTW Funds, Inc., a publicly traded mutual fund. Mr. Casper is a presiding director of the board of The Depository Trust & Clearing Corporation and its subsidiaries, the Depository Trust Company, the National Securities Clearing Corporation, the Emerging Markets Clearing Corporation and the Fixed Income Clearing Corporation. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, where he graduated *magna cum laude, Beta Gamma Sigma*, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

David G. Gomach
Director since February 2005

David G. Gomach (49) was the Chief Financial Officer and Treasurer of School Specialty, Inc. from September 2006 through June 2007 having joined as Executive Vice President – Finance in August 2006. Prior to School Specialty, Mr. Gomach held various positions at the Chicago Mercantile Exchange (CME) from 1987 to 2004. From June 1997 until his retirement from the CME in November 2004, he served as Chief Financial Officer. From 1996 until 1997, Mr. Gomach served as Vice President, Internal Audit and Administration. Also, during his tenure at the CME, he was a Senior Director and Assistant Controller. Prior to joining the CME, Mr. Gomach held positions at Perkin-Elmer, Singer Corporation and Mercury Marine, a subsidiary of Brunswick Corporation. Mr. Gomach is a Certified Public Accountant and received a B.S. from the University of Wisconsin-LaCrosse and an M.B.A. from Roosevelt University.

Carlos M. Hernandez
Director since February 2006

Carlos M. Hernandez (46) is the Head of Global Equities for JPMorgan. Mr. Hernandez has been with JPMorgan since 1986, working on a wide array of advisory and financing transactions for both corporations and governments, across various product groups and geographic regions. Prior to his current position, Mr. Hernandez spearheaded all forms of capital raising and distribution in the fixed income, syndicated loans and equity markets. Previously, Mr. Hernandez managed the Institutional Equities business for the Americas. Before joining the Equities Division, Mr. Hernandez served as JPMorgan's regional executive for Latin America. Mr. Hernandez is a member of JPMorgan's Global Investment Banking Management Committee.

Ronald M. Hersch
Director since July 2000

Ronald M. Hersch (60) is Managing Director Emeritus of Bear, Stearns & Co. Inc., where he has been employed since 1992. Until April 1, 2007, Mr. Hersch was a Senior Managing Director responsible for directing the firm's futures business as well as coordinating eCommerce activities and initiatives within the Fixed Income Division. Mr. Hersch is a former Chairman of the Futures Industry Association, where he now serves on the board of directors and Executive Committee. Mr. Hersch has previously served on the board of directors of Bond Desk Group, LLC, the Chicago Board of Trade, and the National Futures Association, the self-regulatory organization responsible for futures industry oversight. Mr. Hersch received a B.A. from Long Island University.

Jerome S. Markowitz
Director since March 2001

Jerome S. Markowitz (68) has been a partner of Conifer Securities, LLC since September 2006. Prior to that Mr. Markowitz was actively involved in managing a private investment portfolio since 1998. Prior to that, Mr. Markowitz was Director of Capital Markets for Montgomery Securities from 1987 to 1998, a Managing Director at Rothchilds Securities Inc. from 1986 to 1987, and a Senior Managing Director at Prudential Bache from 1983 to 1986.

T. Kelley Millet
Director since April 2007

T. Kelley Millet (48) has been President of MarketAxess since September 2006, with primary responsibility for expanding and diversifying the Company's North American business. Prior to joining us, Mr. Millet served as Senior Managing Director, Co-Head of Global Credit Trading at Bear Stearns from 2001 to 2006, where he was responsible for origination, syndication, cash, derivatives and flow trading for the investment grade and emerging markets businesses, as well as high-yield derivatives. Prior to joining Bear Stearns in 2001, Mr. Millet had a 19-year career with JPMorgan, where he held positions of increasing responsibility, culminating in his appointment as Global Head, Capital Markets and Syndicate.

Nicolas S. Rohatyn
Director since April 2000

Nicolas S. Rohatyn (47) has been the Chief Executive Officer and Chief Investment Officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., since March 2003. From 1982 until 2001, Mr. Rohatyn held a series of positions at JPMorgan, most recently as Executive Director of JPMorgan and Co-Head of LabMorgan from March 2000 until September 2001 and as Managing Director and co-Head of Global Fixed Income from January 1999 until March 2000. Mr. Rohatyn was also a member of the executive management team at JPMorgan from January 1995 until December 2000. Mr. Rohatyn founded the Emerging Markets Traders Association in 1990 and he served as its Chairman from then until 1994. He currently serves on the board of The Alvin Ailey American Dance Theatre. Mr. Rohatyn received a B.A. in Economics from Brown University.

John Steinhardt
Director since April 2000

John Steinhardt (54) was Chief Executive Officer and the Chief Investment Officer of Spectrum Investment Management from April 2005 to December 2005. Until October 2004, Mr. Steinhardt was Head of North American Credit Markets for JPMorgan Chase & Co. and a member of the Management Committee of the Investment Banking Division of JPMorgan Chase & Co. Prior to the merger of J.P. Morgan & Co. and the Chase Manhattan Bank, Mr. Steinhardt was the Head of U.S. Securities at Chase Securities Inc. and a member of the Management Committee from 1996 to 2000. Mr. Steinhardt received a B.S. in Economics from St. Lawrence University and an M.B.A from Columbia University.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director independence

The Board of Directors has determined that seven of our nominees for director, Messrs. Burkhardt, Casper, Gomach, Hersch, Markowitz, Rohatyn and Steinhardt, currently meet the independence requirements contained in the NASDAQ listing standards and applicable tax and securities rules and regulations. None of these directors has a relationship with the Company or its subsidiaries which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Each of these directors is "independent" as defined within the meaning of the NASDAQ listing standards. In compliance with the NASDAQ listing standards, we have a Board of Directors comprised of a majority of independent directors.

The NASDAQ listing standards have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example, that a director is not considered independent if he is an employee of the Company or is a partner in or executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to MarketAxess' management. Based on all of the foregoing, as required by the NASDAQ listing standards, the Board made a substantive determination as to each of the seven independent directors that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. After reviewing the relationship between the Company and Mr. Hernandez's employer, JP Morgan Chase & Co. ("JPMorgan"), the Company has decided not to treat Mr. Hernandez as an independent director for purposes of the NASDAQ listing standards and applicable SEC rules. In making this determination, the Board considered that JPMorgan represented less than 10% of the Company's annual revenue in each of 2007, 2006 and 2005, and has from time to time provided certain investment banking services to the Company, including acting as an underwriter of our initial public offering in 2004.

The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for purposes of membership on the Audit Committee, members of audit committees may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company other than their director compensation. Also, each of the directors who serve on the Compensation Committee has been determined to be a "non-employee director" for purposes of the applicable SEC rules and regulations and an "outside director" for purposes of the applicable tax rules.

In making its independence determinations, the Board considered transactions occurring since the beginning of 2005 between the Company and entities associated with the independent directors or members of their immediate family. In each case, the Board determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence. The Board's independence determinations included reviewing the following relationships:

- Mr. Casper was previously an executive officer of FFTW, which represented less than 1% of the Company's annual revenue in each of the past three years. FFTW is a wholly-owned subsidiary of BNP Paribas, which represented less than 10% of the Company's annual revenue in each of the past three years.

- Mr. Hersch is an employee, but not an executive officer, of Bear, Stearns & Co., Inc., which represented less than 5% of the Company's annual revenue in each of the past three years.
- Mr. Rohatyn is an executive officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd. TRG Global Opportunity Master Fund, Ltd. represented less than 1% of the Company's annual revenue in each of the past three years.
- Mr. Steinhardt was previously an employee, but not an executive officer, of JPMorgan, which represented less than 10% of the Company's annual revenue in each of the past three years.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for nomination to the stockholders. The Nominating and Corporate Governance Committee operates under a charter, which is available on our corporate website at www.marketaxess.com.

The Nominating and Corporate Governance Committee will give due consideration to candidates recommended by stockholders. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee by mail or electronically. In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth in the following paragraph. However, just because a recommended individual meets the minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person so recommended by a stockholder. The Nominating and Corporate Governance Committee may engage outside search firms to assist in identifying or evaluating potential nominees. In 2007, the Nominating and Corporate Governance Committee retained an outside search firm to identify and assist in evaluating potential nominees in connection with the nomination and election of Mr. Burkhardt to our Board of Directors.

The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving on our Board are that a nominee have substantial experience working as an executive officer for, or serving on the board of, a public company, or that he or she demonstrates by significant accomplishment in another given field of endeavor, an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company. A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors should possess a basic understanding of financial matters; have an ability to review and understand the Company's financial and other reports; and be able to discuss such matters intelligently and effectively. He or she also needs to exhibit qualities of independence in thought and action. A candidate should be committed first and foremost to the interests of the stockholders of the Company. Persons who represent a particular special interest, ideology, narrow perspective or point of view would not, therefore, generally be considered good candidates for election to our Board.

Board committees

The Audit Committee of our Board of Directors reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent registered public accounting firm, the scope of the annual audits, the fees to be paid to the independent registered public accounting firm, the performance of the independent registered public accounting firm and our accounting practices. The Audit Committee currently consists of Messrs. Gomach (Chair), Casper, Hersch and Markowitz. The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and that Mr. Casper and Mr. Gomach are both Audit Committee financial experts, as defined by SEC guidelines and as required by the applicable NASDAQ listing standards.

The Compensation Committee of the Board of Directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors (other than non-employee directors) and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. The Compensation Committee currently consists of Messrs. Steinhardt (Chair), Lyski and Rohatyn. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

The Nominating and Corporate Governance Committee of the Board of Directors selects nominees for director positions to be recommended by our Board of Directors for election as directors and for any vacancies in such positions, develops and recommends for our Board of Directors the Corporate Governance Guidelines of the Company and oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee currently consists of Messrs. Casper (Chair), Hersch and Rohatyn. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is an independent director in accordance with NASDAQ listing standards.

In October 2007, in conjunction with its adoption of the Corporate Governance Guidelines and its designation of the Nominating and Corporate Governance Committee, the Board established the position of Lead Independent Director and appointed Mr. Rohatyn to such position. The Lead Independent Director is responsible for coordinating the activities of the non-management directors, including presiding over the executive sessions of non-management directors.

Meetings and attendance

During the year ended December 31, 2007, the full Board held five meetings and acted by unanimous written consent on one other occasion; the Audit Committee held six meetings and acted by unanimous written consent on one other occasion; the Compensation Committee held five meetings and acted by unanimous written consent on two other occasions; and the Nominating Committee (reconstituted as the Nominating and Corporate Governance Committee in October 2007) acted by unanimous written consent on one occasion. The non-management directors met in executive session without management directors or employees present on four occasions during 2007. We expect each director to attend each meeting of the full Board and of the committees on which he serves and to attend the annual meeting of stockholders. All directors attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served, other than Mr. Rohatyn. Messrs. McVey, Casper, Gomach, Hernandez, Lyski, Millet and Steinhardt attended our 2007 annual meeting of stockholders.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. Both the Code of Conduct and the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as any amendments to, or waivers under, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, can be accessed in the *Investor Relations — Corporate Governance* section of our website at www.marketaxess.com.

You may also obtain a copy of these documents by writing to MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, New York 10005, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as copies of the Company's Corporate Governance Guidelines, certificate of incorporation and bylaws, can be accessed in the *Investor Relations — Corporate Governance* section of our website.

Communicating with our Board members

Although our Board of Directors has not adopted a formal process for stockholder communications with the Board, we make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 140 Broadway, 42nd Floor, New York, New York 10005. The General Counsel will receive the correspondence and forward it to the Chairman of the Board or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 140 Broadway, 42nd Floor, New York, New York 10005, or electronically, at our corporate website, www.marketaxess.com under the heading *Investor Relations — Board of Directors — Confidential Ethics Web Form.*

Director compensation

Each non-employee director, other than Mr. Hernandez, receives an annual retainer of $40,000. Effective January 1, 2008, the Lead Independent Director receives a supplemental annual retainer of $10,000 and the chairman of the Nominating and Corporate Governance Committee receives a supplemental annual retainer of $7,500. The supplemental annual retainer for the chairman of the Audit Committee is $15,000 and the supplemental annual retainer for the chairman of the Compensation Committee is $7,500. In addition, each non-employee director other than Mr. Hernandez receives $1,000 for each meeting of our Board of Directors, $2,000 for each meeting of the Audit Committee, and $1,000 for each meeting of the Compensation Committee and the Nominating and Corporate Governance Committee that the director attends. In August 2007, we granted 2,500 shares of restricted stock and options to purchase 2,500 shares of our Common Stock to each non-employee director, other than Mr. Hernandez. One-half of these awards vested on November 30, 2007 and the balance vests on May 31, 2008. The exercise price of the stock options is equal to the fair market value of the stock ($16.99 per share) on the date of grant. These awards were made under the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006) (the "Stock Incentive Plan"). The Board of Directors recommends, reviews and oversees the stock option plans for our non-employee directors. Mr. Hernandez' employer, JPMorgan, does not permit Mr. Hernandez to receive compensation for his service as a director and, therefore, he receives no cash payments or grants of restricted stock or stock options from us. In the future, we expect to continue to compensate our non-employee directors with a combination of cash and grants of restricted stock or stock options.

The Company and the Board of Directors believe that equity-based awards are an important factor in aligning the long-term financial interest of the non-employee directors and stockholders. As such, in October 2007 the Board of Directors adopted stock ownership guidelines for the non-employee directors requiring that they hold not less than a number of shares of Common Stock equal in value to two times the annual base cash retainer payable to a director, calculated as of the October 24, 2007 effective date of the policy. All non-employee directors must be in compliance within the later of three years from the effective date of the policy or three years after the director becomes a Board member, and the designated level of ownership must be maintained throughout the non-employee director's service with the Company. Only shares of Common Stock owned outright in any form, including shares purchased and held personally and vested restricted shares count toward the minimum ownership requirement; unvested stock options and unvested restricted shares are excluded. Currently, all non-employee directors except Mr. Burkhardt, who joined the Board in July 2007, are in compliance. Mr. Burkhardt is expected to be in compliance within the required timeframe.

Director Compensation for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
Roger Burkhardt	44,500	24,835	10,945	80,280
Stephen P. Casper	67,833	44,125	20,122	132,080
David G. Gomach	75,208	44,125	20,122	139,455
Carlos M. Hernandez	—	—	—	—
Ronald M. Hersch	52,333	44,125	20,122	116,580
Wayne D. Lyski	55,333	44,125	20,122	119,580
Jerome S. Markowitz	64,333	44,125	20,122	128,580
Nicolas S. Rohatyn	66,750	44,125	20,122	130,997
John Steinhardt	65,250	44,125	20,122	129,497

(1) The amounts reported reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), without regard to the estimated forfeiture related to service-based vesting conditions, of awards pursuant to the Stock Incentive Plan, and thus include amounts attributable to awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in footnote 11 to the Company's audited financial statements for the fiscal year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the SEC on March 3, 2008. The amounts reflect the accounting expense for these awards and do not correspond to the actual value that may be recognized by such persons with respect to these awards. The grant date fair value of the stock awards is $16.99 per share, and the grant date fair value of the option awards is $7.4874 per share, in each case calculated in accordance with FAS 123R.

(2) The table below sets forth information regarding the aggregate number of stock awards and the aggregate number of options awards outstanding at the end of fiscal year 2007 for each non-employee director:

Name	Aggregate Number of Stock Awards Outstanding at Fiscal Year End (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End (#)
Roger Burkhardt	1,250	2,500
Stephen P. Casper	1,250	22,500
David G. Gomach	1,250	17,500
Carlos M. Hernandez	—	—
Ronald M. Hersch	1,250	22,500
Wayne D. Lyski	1,250	22,500
Jerome S. Markowitz	1,250	30,834
Nicolas S. Rohatyn	1,250	30,834
John Steinhardt	1,250	22,500

PROPOSAL 2 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed the firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2008, and the Board is asking stockholders to ratify that selection. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2008. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal.

Board recommendation

The Board recommends that you vote "FOR" ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008.

Information about our independent registered public accounting firm

PwC has audited our consolidated financial statements each year since our formation in 2000. Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2007 and 2006 and the audit of our broker-dealer subsidiaries' annual financial statements, as well as fees paid to PwC for tax compliance and planning and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audited-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the Chief Executive Officer and the Chief Financial Officer to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to and including a limit of $10,000 per service and an annual limit of $20,000.

Immediately following the completion of each fiscal year, the Company's independent registered public accounting firm shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), as soon as possible, a formal written statement describing: (i) the independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent registered public accounting firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent registered public accounting firm and the Company, including at least the matters set forth in Independence Standards Board Standard No. 1 *(Independence Discussion with Audit Committees)*, in order to assess the independent registered public accounting firm's independence.

Immediately following the completion of each fiscal year, the independent registered public accounting firm also shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2007 and 2006.

Fee Category	2007	2006
Audit Fees(1)	$1,358,785	$1,567,213
Tax Fees(2)	61,800	45,220
Audit Related Fees	—	7,000
All Other Fees	3,651	1,626
Total	$1,424,236	$1,621,059

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal controls over financial reporting) and the audit of our broker-dealer subsidiaries' annual financial statements.

(2) The aggregate fees incurred for tax services include amounts in connection with tax compliance and tax consulting services.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Messrs. Gomach (Chair), Casper, Hersch and Markowitz. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC. The Board has determined that each member of the Audit Committee is financially literate, in other words, is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that both Mr. Gomach and Mr. Casper satisfy the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that both Mr. Gomach and Mr. Casper are "financial experts" as defined by the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors. A copy of the Audit Committee charter is available in the *Investor Relations — Corporate Governance* section of the Company's website.

During fiscal year 2007, the Audit Committee met six times and acted once by unanimous written consent. The Company's senior financial management and independent registered public accounting firm were in attendance at such meetings. Following at least one meeting during each calendar quarter during 2007, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with generally accepted auditing standards.

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2007, included in the Company's 2007 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees* ("SAS 61"). SAS 61 requires our independent registered public accounting firm to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including: (i) their responsibilities under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant accounting adjustments, (v) any disagreements with management and (vi) any difficulties encountered in performing the audit.

We have obtained from PwC a letter providing the disclosures required by Independence Standards Board Standard No. 1 *(Independence Discussion with Audit Committees)* with respect to any relationship between PwC and the Company that in PwC's professional judgment may reasonably be thought to bear on independence. PwC has discussed its independence with us, and has confirmed in its letter to us that, in its professional judgment, it is independent of the Company within the meaning of the United States securities laws.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we have recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K, for filing with the SEC. The Committee also has appointed PwC as the Company's independent registered public accounting firm for 2008.

As specified in its Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. These are the responsibilities of the Company's management and independent registered public accounting firm. In discharging our duties as a Committee, we have relied on (i) management's representations to us that the financial statements prepared by management have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

Submitted by the Audit Committee of the
Company's Board of Directors

David G. Gomach — Chair
Stephen P. Casper
Ronald M. Hersch
Jerome S. Markowitz

PROPOSAL 3 – APPROVAL OF THE MARKETAXESS HOLDINGS INC. 2008 CODE SECTION 162(m) PERFORMANCE INCENTIVE PROGRAM

General

On March 28, 2008, the Compensation Committee adopted the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program (the "2008 Incentive Program"), subject to approval by the stockholders of the Company, which provides for incentive payments for performance during 2008 to the Company's key executives who may be affected by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The 2008 Incentive Program is designed to provide a direct correspondence between performance and compensation for certain key executives of the Company and to qualify such compensation for the tax deductibility exception under Section 162(m) of the Code ("Section 162(m)") while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals.

Section 162(m) generally disallows a Federal income tax deduction to any publicly held corporation for non-performance based compensation paid in excess of $1 million in any taxable year to the chief executive officer and any other executive officer (other than the chief financial officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules. The 2008 Incentive Program has been structured so that the compensation resulting thereunder would be qualified "performance-based compensation" eligible for deductibility. To preserve the tax deductibility of such compensation, the Company is seeking stockholder approval of the 2008 Incentive Program.

The following summary describes the principal provisions of the 2008 Incentive Program. The summary does not purport to be complete and is qualified in its entirety by the full text of the 2008 Incentive Program attached as Appendix A to this Proxy Statement.

Description of 2008 Incentive Program

Under the 2008 Incentive Program, a bonus pool will be established in an amount equal to 32.5% of 30% of the Company's 2008 pre-tax operating income before cash bonus expense, if any (the "Bonus Pool"). The goal of achieving operating income is intended to be a "performance goal" under Section 162(m) and requires the approval of the stockholders of the Company. The awards under the 2008 Incentive Program are conditioned upon the stockholders of the Company approving the 2008 Incentive Program and in the event the necessary stockholder approval is not received, the Participants will not be entitled to any awards under the 2008 Incentive Program.

Subject to their continued employment from January 1, 2008 through December 31, 2008, our named executive officers set forth below (the "Participants") will be entitled to receive a payment from the Bonus Pool equal to the maximum percentage of the Bonus Pool set forth beside their name below:

Name	Maximum Percentage of Bonus Pool
Richard McVey, Chief Executive Officer	35%
T. Kelley Millet, President	35%
Nicholas Themelis, Chief Information Officer	30%

Notwithstanding the foregoing, the Compensation Committee has the discretion to pay a Participant an amount from the Bonus Pool that is less than, but in no event greater than, the percentage set forth above. Any amount of the Bonus Pool not paid to a Participant will revert to the general funds of the Company.

Amounts payable to the Participants under the 2008 Incentive Program, if any, will be paid in a lump sum cash payment in calendar year 2009 promptly following the Compensation Committee's written certification of the amount of operating income, if any, earned by the Company. A Participant will be entitled to a pro rata payment based on actual results for the full year if his employment is terminated during 2008 due to (i) his death, (ii) a termination by the Company without cause (as defined in the employment agreement of such named executive officer or in the case of Mr. Themelis, as defined in the MarketAxess Holdings Inc. 2004 Stock Incentive Plan, as amended and restated as of April 28, 2006), or (iii) the Participant's resignation for good reason (as defined in the employment agreement of such named executive officer or in the case of Mr. Themelis, as defined in the MarketAxess Holdings Inc. 2004 Stock Incentive Plan, as amended and restated as of April 28, 2006).

The 2008 Incentive Program is not subject to any of the requirements of the Employee Retirement Income Security Act of 1974, as amended, nor is it intended to be qualified under Section 401(a) of the Code.

If the 2008 Incentive Program had been in effect during 2007, the amounts that would have been payable to Messrs. McVey, Millet and Themelis, before any reduction by the Compensation Committee, would have been $950,000, $950,000 and $831,000, respectively.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the approval of the 2008 Incentive Program. Approval of this proposal requires the affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.

Board recommendation

The Board recommends that you vote "FOR" approval of the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 11, 2008 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our Common Stock, (ii) our named executive officers, (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 11, 2008 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 30,979,717 shares of Common Stock outstanding at the close of business on April 11, 2008. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, New York 10005.

	Number of Shares Beneficially Owned	Percentage of Common Stock Owned
5% Stockholders		
FMR LLC(1)	4,619,597	14.91%
J.P. Morgan Partners (23A), L.P.(2)	1,090,482	3.49%
LabMorgan Corporation(3)	2,323,892	7.43%
Total for entities affiliated with J.P. Morgan Chase & Co.	3,123,892	9.99%
Royce & Associates, L.L.C.(4)	2,238,900	7.23%
Kornitzer Capital Management, Inc.(5)	2,002,973	6.47%
Janus Capital Management LLC(6)	1,984,207	6.40%
Named Executive Officers and Directors		
Richard M. McVey(7)	2,662,712	8.27%
Roger Burkhardt(8)	5,000	*
Stephen P. Casper(9)	35,000	*
David G. Gomach(10)	30,000	*
Carlos M. Hernandez(11)	—	—
Ronald M. Hersch(9)	35,000	*
Wayne D. Lyski(9)	35,000	*
Jerome S. Markowitz(12)	52,848	*
T. Kelley Millet(13)	288,660	*
Nicolas S. Rohatyn(14)	43,334	*
John Steinhardt(9)	35,000	*
James N.B. Rucker(15)	265,048	*
Nicholas Themelis(16)	268,385	*
All Executive Officers and Directors as a Group (13 persons)(17)	3,755,987	11.43%

* Less than 1%.

(1) Information regarding FMR LLC was obtained from a Schedule 13G filed by FMR LLC with the SEC. FMR LLC filed on behalf of its direct and indirect wholly-owned subsidiaries, Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, and Fidelity International Limited. The principal address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(2) Information regarding J.P. Morgan Partners (23A), L.P. was obtained from a Schedule 13G filed by J.P. Morgan Partners (23A), L.P. with the SEC. Consists of 800,000 shares of Common Stock and 290,482 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 934,835 shares of non-voting common stock, because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,225,317 shares of non-voting common stock are owned by the holder. The general partner of J.P. Morgan Partners (23A), L.P. is J.P. Morgan Partners (23A Manager), Inc., an indirect wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of J.P. Morgan Partners (23A), L.P. is 270 Park Avenue, New York, NY 10017.

(3) Information regarding LabMorgan Corporation was obtained from a Schedule 13G filed by LabMorgan Corporation with the SEC. Consists of 2,033,410 shares of Common Stock and an aggregate of 290,482 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 1,069,855 shares of non-voting common stock because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,360,337 shares of non-voting common stock are owned by the holder. LabMorgan Corporation is a direct wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of LabMorgan Corporation is 270 Park Avenue, New York, NY 10017.

(4) Information regarding Royce & Associates, LLC was obtained from a Schedule 13G filed by Royce & Associates, LLC with the SEC. The principal business address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

(5) Information regarding Kornitzer Capital Management, Inc. was obtained from a Schedule 13G filed by Kornitzer Capital Management, Inc. with the SEC. The principal business address of Kornitzer Capital Management, Inc. is 5420 West 61st Place, Shawnee Mission, KS 66205.

(6) Information regarding Janus Capital Management LLC was obtained from a Schedule 13G filed by Janus Capital Management LLC with the SEC. Janus Capital Management LLC has indirect ownership stakes in Enhanced Investment Technologies LLC and Perkins, Wolf, McDonnell and Company, LLC. Due to the above structure, holdings for Janus Capital Management LLC, Enhanced Investment Technologies LLC and Perkins, Wolf, McDonnell and Company, LLC are aggregated. The principal business address of Janus Capital Management LLC is 151 Detroit Street, Denver, CO 80206.

(7) Consists of (i) 709,784 shares of Common Stock owned by Mr. McVey individually; (ii) 255,000 shares of unvested restricted stock; (iii) 1,202,774 shares of Common Stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days; and (iv) 495,154 shares of Common Stock owned of record by a trust for the benefit of Mr. McVey and his family members. Does not include 387,000 shares of Common Stock issuable pursuant to stock options or 68,600 performance shares that are not exercisable within 60 days.

(8) Consists of (i) 1,250 shares of Common Stock held individually; (ii) 1,250 shares of unvested restricted stock; and (iii) 2,500 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(9) Consists of (i) 11,250 shares of Common Stock held individually; (ii) 1,250 shares of unvested restricted stock; and (iii) 22,500 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(10) Consists of (i) 11,250 shares of Common Stock held individually; (ii) 1,250 shares of unvested restricted stock; and (iii) 17,500 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(11) Does not include shares of Common Stock and other MarketAxess securities held by J.P. Morgan Partners (23A), L.P. or LabMorgan Corporation, each of which is a direct wholly-owned subsidiary of JPMorgan Chase & Co. Mr. Hernandez disclaims beneficial ownership of such shares.

(12) Consists of (i) 13,957 shares of Common Stock held by Mr. Markowitz individually; (ii) 1,250 shares of unvested restricted stock held by Mr. Markowitz; (iii) 30,834 shares of Common Stock issuable pursuant to stock options granted to Mr. Markowitz that are or become exercisable within 60 days; and (iv) 6,807 shares of Common Stock held by Mr. Markowitz in joint tenancy with his spouse.

(13) Consists of (i) 68,660 shares of Common Stock held individually; (ii) 120,000 shares of unvested restricted stock; and (iii) 100,000 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 575,000 shares of Common Stock issuable pursuant to stock options or 27,400 performance shares that are not exercisable within 60 days.

(14) Consists of (i) 11,250 shares of Common Stock held individually; (ii) 1,250 shares of unvested restricted stock; and (iii) 30,834 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(15) Consists of (i) 60,874 shares of Common Stock held in joint tenancy with his spouse; (ii) 19,000 shares of unvested restricted stock; and (iii) 185,275 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 38,376 shares of Common Stock issuable pursuant to stock options or 8,920 performance shares that are not exercisable within 60 days.

(16) Consists of (i) 14,564 shares of Common Stock held in joint tenancy with his spouse; (ii) 42,166 shares of unvested restricted stock; and (iii) 211,655 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 48,345 shares of Common Stock issuable pursuant to stock options or 17,200 performance shares that are not exercisable within 60 days.

(17) Consists of (i) 1,438,449 shares of Common Stock; (ii) 446,166 shares of unvested restricted stock; and (iii) 1,871,372 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 1,199,571 shares of Common Stock issuable pursuant to stock options or 122,120 performance shares that are not exercisable within 60 days.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of April 11, 2008.

Name	Age	Position
Richard M. McVey	48	Chief Executive Officer and Chairman of the Board of Directors
T. Kelley Millet	48	President
James N.B. Rucker	51	Chief Financial Officer
Nicholas Themelis	44	Chief Information Officer

Richard M. McVey has been Chief Executive Officer and Chairman of our Board of Directors since our inception. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. McVey's business experience.

T. Kelley Millet has been President since September 2006. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. Millet's business experience.

James N.B. Rucker has been Chief Financial Officer since June 2004. From our formation in April 2000 through June 2004, Mr. Rucker was Head of Finance and Operations, with responsibility for finance and certain client and dealer services. From January 1995 to April 2000, Mr. Rucker was Vice President and Head of International Fixed Income Operations at Chase Manhattan Bank, where he was responsible for the settlement of international securities and loan, option and structured trades. He also was a Director of the Emerging Markets Clearing Corporation from 1999 to 2000. Mr. Rucker received a B.S. in Economics and Politics from Bristol University, England.

Nicholas Themelis has been Chief Information Officer since March 2005. From June 2004 through February 2005, Mr. Themelis was Head of Technology and Product Delivery. From March 2004 to June 2004, Mr. Themelis was Head of Product Delivery. Prior to joining us, Mr. Themelis was a Principal at Promontory Group, an investment and advisory firm focused on the financial services sector, from November 2003 to March 2004. From March 2001 to August 2003, Mr. Themelis was a Managing Director, Chief Information Officer for North America and Global Head of Fixed Income Technology at Barclays Capital. From March 2000 to March 2001, Mr. Themelis was the Chief Technology Officer and a member of the board of directors of AuthentiDate Holdings Corp., a start-up focused on developing leading-edge content and encryption technology. Prior to his tenure at AuthentiDate, Mr. Themelis spent nine years with Lehman Brothers, ultimately as Senior Vice President and Global Head of the E-Commerce Technology Group.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

2007 was a year of two very different halves. Building on the solid earnings momentum generated during the preceding three quarters, we exited the second quarter of 2007 with record quarterly revenue, pre-tax income and trading volume, as well as a record 11.1% estimated share of U.S. high-grade corporate bond trading volume (as reported by the Financial Industry Regulatory Authority's ("FINRA") Trade Reporting and Compliance Engine ("TRACE")).

The benign credit market conditions that we experienced in the first half of the year, characterized by tight spreads and low credit spread volatility, came to an abrupt end in July, however, as the subprime mortgage contagion spread through the market. Yet despite the extraordinarily difficult environment for trading credit, we grew revenue and earnings through the second half of 2007 vs. the second half of 2006. In addition, during the second half of 2007 and continuing into the first quarter of 2008, we continued to execute our strategy of complementing our organic growth opportunities with strategic acquisitions that expand our technology services business, enhance our client connectivity offering and extend our client base.

2007 ended with both pre-tax operating income and earnings per share ("EPS") ahead of our 2007 financial plan and double our pre-tax operating income and EPS results for calendar year 2006.

We also delivered on a number of strategic initiatives, including:

- increasing estimated share of FINRA TRACE high-grade trading volume to 9.4% for 2007, compared to 8.5% for 2006, including a new record estimated quarterly share of 11.1% for the second quarter of 2007;
- expanding our recurring revenue base with the successful introduction of our new European high-grade fee plan;
- leveraging our success in client-to-dealer Emerging Markets ("EM") trading across new trading protocols and markets. We launched DealerAxess® inter-dealer trading in EM Credit Default Swaps and launched client-to-dealer local market trading, initially in bonds denominated in the local currencies of Mexico, Brazil and Argentina;
- diversifying revenues and expanding our technology services capabilities through the acquisition of Trade West Systems, LLC ("TWS"), a financial software innovator that provides gateway adapters to connect order management systems ("OMS") and trading systems to fixed-income trading venues;
- increasing client connectivity, with approximately 150 client OMS connections established by the end of 2007. Trades executed directly from OMS connections in 2007 more than doubled, to 22% of all trades executed over the platform;
- continued to build on our already superior liquidity pool on the platform with the addition of new dealers, bringing our global dealer group to 30;
- ending the year with $124 million in cash, cash equivalents and securities, just 5% below 2006 year-end levels even after expenditures of almost $40 million in connection with the share repurchase program approved by our Board in November of 2006; and
- generating free cash flow of $24.2 million, more than twice our reported net income for the year. The Company's balance sheet and free cash flow continue to be sources of strength.

Overview of compensation objectives and strategy for our named executive officers

The compensation program for our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO") and our two other executive officers who were serving as executive officers at the end of the last fiscal year (the "named executive officers") is designed to attract and retain the caliber of executives needed to ensure our continued growth and profitability. The primary objectives of the program are to:

- create long-term value for our stockholders;
- align personal performance and decision-making with stockholder value creation;
- reward our named executive officers for their individual performance and their contribution to our overall financial performance;
- support our long-term growth objectives;
- encourage high potential individuals with significant and unique market experience to build a career at the Company;
- provide rewards that are competitive with organizations that compete for similarly skilled executives; and
- provide rewards that are cost-efficient and equitable to our named executive officers and stockholders alike.

Our ability to retain high-performing executives is critical to the Company's success. As we have recruited to fill executive and other senior level positions, we have learned that our business requires a unique skill-set that is not easily found. Each of our named executive officers has an understanding of the fixed-income securities market as well as the life cycle and process of developing and introducing technology solutions to the market. As we have a flat organization, our named executive officers are expected to effectively communicate to and lead broad teams of employees across all levels of the organization. Our named executive officers must be able to think strategically and broadly; likewise, as we are a small firm with little overhead in support positions, they must have the ability and desire to manage tactical details. Our high-performing named executive officers often have the option to work at top tier broker/dealers or other financial services firms that will pay more than we are capable of paying.

The compensation programs for our named executive officers are administered by the Compensation Committee of the Board of Directors. Working with management and our outside compensation advisors, the Compensation Committee has developed a compensation and benefits strategy that rewards performance and behaviors to reinforce a culture that will drive long-term success.

We have a semi-annual planning and goal-setting process that is fully integrated into the compensation program, creating alignment between individual efforts, our results and financial rewards.

In addition, we seek to promote a long-term commitment to the Company from our named executive officers, as we believe that there is great value to the Company in having a team of seasoned managers. Our team-focused culture and management processes are designed to foster this commitment. Therefore, long-term incentives for our named executive officers are only in the form of equity, predominantly in the form of stock options. Realizing value from the equity incentive awards is dependent upon our performance and growth in our stock price. The vesting schedules attached to restricted stock and stock option awards (generally a minimum of three years) reinforce this long-term orientation.

Role of the Compensation Committee

General

The Compensation Committee provides overall guidance for our compensation policies and determines the amounts and elements of compensation for our named executive officers. The Compensation Committee's function is more fully described in its charter, which has been approved by our Board of Directors. The charter is available on our corporate website at www.marketaxess.com under the *Investor Relations-Corporate Governance* caption.

The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

When considering decisions concerning the compensation of our named executive officers other than the CEO, the Compensation Committee asks for the recommendations of both the CEO and our compensation consultant. All compensation decisions for our named executive officers are ultimately made in the discretion of the Compensation Committee.

No named executive officer has a role in determining or recommending compensation for outside directors.

Use of Outside Advisors

In making its determinations with respect to compensation of our named executive officers, the Compensation Committee retained the services of the compensation consultant Pearl Meyer & Partners ("PM&P") effective January 2007. PM&P is retained directly by the Compensation Committee and, in 2007, provided no other services to the Company other than the consulting services provided the Compensation Committee with respect to compensation for our named executive officers, our other employees and our non-employee directors. In the first quarter of 2008, PM&P conducted a Board of Directors effectiveness survey for the Board.

The Compensation Committee annually reviews competitive compensation data and any other relevant market data prepared by our compensation consultant.

The Compensation Committee has the authority to retain, terminate and set the terms of our relationship with any outside advisors who assist the Compensation Committee in carrying out its responsibilities.

Pay Levels and Benchmarking

Pay levels for our named executive officers are determined based on a number of factors, including the individual's roles and responsibilities within the Company, the individual's experience and expertise, the pay levels for peers within the Company, pay levels in the marketplace for similar positions, performance of the individual and the financial performance of the Company as a whole.

We seek to provide competitive compensation that is commensurate with performance. We benchmark our named executive officer compensation programs with a peer group of financial technology companies and other pertinent survey data. We generally target a total direct compensation ("TDC") mix that includes base salary, annual cash incentives and long-term incentive awards that meets the market median when corporate and/or individual goals are achieved at target. Likewise, we calibrate both annual and long-term incentive opportunities to generate less-than-median awards when corporate and/or individual goals are not fully achieved and greater-than-median awards when corporate and/or individual goals are exceeded.

In determining pay levels, the Compensation Committee considers all forms of compensation and benefits and uses tools such as the Black-Scholes option pricing model to value equity and equity expense in determining the financial impact on the Company.

The Compensation Committee assesses "competitive market" compensation using a number of sources. One of the data sources used in setting competitive market levels for the executive officers is the information publicly disclosed by a "peer group" of companies (listed below), which is reviewed annually and may change from year to year. While these companies may differ from us in terms of size and revenues, they are the closest matches in terms of business model. These companies are in the financial services technology marketplace and currently include:

- eSpeed, Inc.
- International Securities Exchange, Inc.
- Investment Technology Group, Inc.
- Knight Capital Group, Inc.
- Labranche & Co., Inc.
- Options Xpress Holdings, Inc.
- SWS Group, Inc.
- TD Ameritrade Holding Corp.
- Tradestation Group, Inc.

As our business model is unique — we are the only publicly-traded company whose core business is providing a multi-dealer electronic trading platform for credit products for client-to-dealer trading — this peer group data is supplemented and blended with data from different compensation surveys, including surveys conducted by McLagan Partners, Watson Wyatt and PM&P.

After consideration of the data collected on external competitive levels of compensation, internal relationships within the group of named executive officers at the Company, corporate financial performance and individual performance, the Compensation Committee makes decisions regarding individual target total compensation levels for each named executive officer based on the need to attract, motivate and retain an experienced and effective management team, although, as mentioned earlier, we generally target TDC around the median of the market data for accomplishment of target performance.

The base salary for each named executive officer has historically been at or above the median salary of the benchmarked data. However, as no salary adjustments were made from 2006 to 2007, base salaries fell slightly below market median because we felt that setting greater target opportunities, above median levels, under our annual incentive plan was important to reinforce our pay-for-performance philosophy.

The Compensation Committee also applies other factors in determining the level of incentive pay for our named executive officers. For example, if the Company's ratio of compensation expense to gross revenues is greater than that of other companies in our peer group, the Compensation Committee may reduce the amount of the annual incentive opportunity for our named executive officers accordingly. Likewise, the Compensation

Committee considers total compensation and benefits cost as a multiple of operating income. If that multiple increases year-over-year, the Committee may reduce the incentive pay structure.

As noted above, notwithstanding our overall pay positioning objectives, pay opportunities for specific individuals vary based on a number of factors, such as scope of duties, tenure, institutional knowledge, market conditions and the ability to retain our named executive officer, and/or the difficulty in recruiting a new executive. Actual total compensation in a given year will vary above or below the target compensation levels based on the attainment of operating goals, the creation of stockholder value and competitive threats.

Details of the Company's compensation structure for our named executive officers

Pay Elements — Overview

We utilize four main components of compensation for our named executive officers:

- base salary that reflects the individual's role and responsibilities, experience, expertise and individual performance;
- annual variable cash performance awards that are designed to reward attainment of annual goals, and which allow cash compensation to fluctuate upwards or downwards, as appropriate, with corporate financial performance;
- long-term incentives, which are equity-based awards that may include stock options, stock appreciation rights, restricted stock, performance shares and other stock-based awards, including restricted stock units and deferred stock units (through 2007, only stock options and restricted stock were granted); and
- benefits and perquisites, offered to all employees, including healthcare benefits, life insurance and retirement savings plans; and disability plans in the U.S.

In addition to the foregoing elements, we have entered into employment agreements with our CEO and President that provide for certain payments and benefits in the event of certain terminations of their employment or a change in control of the Company.

The compensation consultant works with our CEO and other managers of the Company to gather pertinent Company information, including but not limited to employee and officer listings, corporate financial performance, accrued bonus pool and budget for the expensing of equity grants. The compensation consultant independently researches the performance and pay philosophy of our peer group and benchmarks all positions using applicable survey data. The compensation consultant presents the recommended compensation ranges — ranges for base pay, cash bonus and TDC — for all of our named executive officers. Corporate financial performance (financial performance vs. plan and year-over-year growth) and the ability to incur the suggested compensation expenses factor heavily into the Compensation Committee's decision whether to pay below, at or above the median benchmark data. Additionally, group and individual performance and the need for retention are considered when making pay decisions.

Pay Elements — Details

Base Salary

The Compensation Committee annually reviews salaries for our named executive officers and makes adjustments as warranted based on individual responsibilities and performance, Company performance in light of market conditions and competitive practices. Salary increases for performance or for cost of living are not guaranteed each year; rather, the Compensation Committee reviews all components of remuneration and decides which, if any, elements of compensation should be adjusted or granted based on corporate and individual results and competitive benchmark data. This approach is in line with the Company's intention of offering compensation that is contingent upon individual responsibilities and performance.

There were no base pay increases given to any named executive officers in 2007. However, our benchmark data show an increase in salaries over the past year. As we have not increased base salaries for our named executive officers, their base salaries are now generally lower than the benchmark median. We believe this is advantageous to the Company, as the slightly lower base salary permits us to emphasize variable pay so that our compensation is more fully aligned with performance outcomes.

Annual Variable Performance Awards Payable in Cash

Section 162(m) of the Code generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and any other executive officer (other than the chief financial officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules, unless the plan and awards pursuant to which any portion of the compensation is paid meet certain requirements. Certain exceptions apply in the case of plans adopted by a private company that subsequently becomes publicly-traded. Prior to our initial public offering in 2004, we adopted the MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan (the "2004 Annual Performance Plan"). The deduction limits under Code Section 162(m) do not apply to awards under the 2004 Annual Performance Plan granted during a transition period following our becoming public. This transition period will end at the Annual Meeting.

For annual cash compensation awarded in 2008, subject to stockholder approval at the Annual Meeting, the Compensation Committee has adopted the 2008 Incentive Program. The 2008 Incentive Program has been structured in a manner intended to qualify as "performance-based compensation" eligible for deductibility under Code Section 162(m). Please see "Proposal 3 — Approval of the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program" above for more information regarding the 2008 Incentive Program. For periods after 2008 we intend to adopt incentive compensation programs and plans for our executive officers that are structured in a manner that meets the requirements of Code Section 162(m) in order to preserve our ability to take compensation expense deductions for annual cash bonuses that qualify as performance-based compensation. Performance-based compensation satisfying the requirements of Code Section 162(m) is excluded from the $1 million deductibility cap.

The 2004 Annual Performance Plan is designed to provide cash bonus awards to executive officers in recognition of their contribution to corporate results, profitability and stockholder returns. Awards paid under the 2004 Annual Performance Plan are contingent upon the attainment of certain pre-established financial performance targets set by the Compensation Committee. The 2004 Annual Performance Plan provides for the bonus accrual to be based on one or more financial metrics, including, but not limited to:

- pre-tax profits;
- EPS;
- gross revenues;
- operational cash flow;
- net income; or
- such other goals established by the Compensation Committee.

The incentive compensation program adopted under the 2004 Annual Performance Plan for 2007 was a variable bonus pool based on a percentage of pre-tax operating income, before cash bonus expense. This formula has two objectives: to align employee bonuses with operating income, which correlates to EPS, and to use the operating leverage of our business to motivate employees. The percentage was determined at the beginning of the year based on our target financial plan and the aggregate median of competitive cash bonus levels. We intend to continue to use this formula with increases year-over-year if annual operating income growth is demonstrated. The achievement of target pre-tax operating income is moderately difficult to achieve and requires revenue growth and prudent expense management. As we met our target financial plan and demonstrated significant operating growth in 2007 as compared to 2006, the bonus pool for 2007 was at target and above the bonus pool for 2006. Specifically, the bonus pool for 2007 was $13.4 million as compared to $10.9 million in 2006. Had the financial results been less than our financial plan, the bonus pool that would have been paid out would have been less than the target.

In determining the CEO's cash bonus, the Compensation Committee primarily focuses on corporate financial performance. In addition, the Compensation Committee also factors in more qualitative results, such as implementation of strategic initiatives. In 2007, the CEO was credited with:

- year-over-year revenue growth of 12%, partially achieved through the expansion of the recurring revenue base by leading the implementation of the European high-grade fee plan;
- year-over-year operating income and EPS growth of 100%;
- judicial expense management throughout the year, especially in the second half during a difficult credit markets environment, resulting in full-year expenses lower than plan and year-over-year expense growth of only 2.2%; and
- launching our technology services business and the subsequent acquisition of TWS.

In determining the President's cash bonus, the Compensation Committee and CEO primarily focused on corporate financial performance. In addition to the achievement of the financial and strategic initiatives outlined above, the President:

- re-organized the U.S. revenue-generating departments, resulting in increased client and dealer coverage at a lower cost; and
- increased our estimated share of FINRA TRACE high-grade trading volume to 9.4% for 2007, compared to 8.5% for 2006, including a new record estimated quarterly share of 11.1% for the second quarter of 2007.

In determining the cash bonus compensation for the CFO, the Compensation Committee and CEO focused on corporate financial performance, which includes the metrics noted above as well as free cash flow of 2.3 times 2007 net income. In addition, the CFO was compensated for the Company's ability to meet the requirements of the Sarbanes-Oxley Act of 2002.

In addition to aiding the financial goals of the Company through expense management, our Chief Information Officer ("CIO") was credited with launching the technology services business, a significant opportunity for revenue diversification that also led to the acquisition of TWS.

As stated above, retention and minimizing the impact of competitive offers of employment factored into the compensation decisions for all executive officers.

A summary of cash bonuses awarded for 2006 and 2007, and the relationship between cash bonus growth and stockholder value measured as earnings per share (EPS), is as follows:

	2006 actual	2007 actual	Year-over-Year % Change
Operating Income before Taxes	$8.6 million	$17.2 million	100%
EPS	$ 0.15	$ 0.30	100%

	2007 plan	2007 actual	Variance over/ (under) Plan
Operating Income before Taxes	$16.9 million	$17.2 million	2%
EPS	$ 0.27	$ 0.30	11%

	2006	2007	Year-over-Year % Change
Cash Bonus			
CEO	$500,000	$800,000	60%
President	$600,000*	$800,000	33%
CFO	$200,000	$275,000	38%
CIO	$475,000	$700,000	47%

* Annualized number; actual payment was $200,000 for approximately four months of employment.

Total cash compensation for the CEO and President was significantly below the median of the benchmark data, and the CFO was slightly below median, as a result of the limitations set by the overall level of the 2007 bonus pool. Due to a competitive market for executive level technology leaders, the CIO was compensated above the median for retention purposes.

Long-term Incentives — Equity-based Awards

The Company and the Compensation Committee believe that equity-based awards are an important factor in aligning the long-term financial interest of our named executive officers and our stockholders. As such, on October 24, 2007, the Board of Directors adopted stock ownership guidelines for our named executive officers as follows:

- current CEO — not less than a number of shares of Common Stock equal in value to three times the CEO's base salary as calculated on the effective date of the policy; and
- other current named executive officers — not less than a number of shares of Common Stock equal in value to two times the named executive officer's base salary as calculated on the effective date of the policy.

All current named executive officers must be in compliance with the policy within the later of the first five years of the named executive officer's service or five years from the effective date of the policy, and the designated level of ownership must be maintained throughout the named executive officer's employment with the Company. Newly appointed executives will be subject to the same guidelines and will be required to be in compliance within five years of commencement of service. Only shares of Common Stock owned outright in any form, including shares purchased and held personally and vested restricted shares, count toward the minimum ownership requirement; vested and unvested stock options and unvested restricted shares are excluded. Currently, the CEO and CFO are in compliance. The President and CIO are expected to be in compliance within the required timeframe.

Equity awards to our named executive officers are determined in the same manner as cash bonuses: the budget for equity-related expenses, corporate, group and individual performance, benchmark data and retention requirements are factors in determining the equity award. Additionally, total planned cash compensation vs. benchmark data is considered when determining the size and type of equity grant. As a general matter, it is our intention to compensate our named executive officers at median levels on a TDC basis if targets are achieved; our long-term incentive program aims to bring the total compensation package for all of our named executive officers within that range, or above or below such range for commensurate performance.

The Compensation Committee evaluates the use of equity-based awards and intends to continue to use such awards in the future as part of designing and administering the Company's compensation program. The Compensation Committee may grant equity incentives under the Company's 2004 Stock Incentive Plan (amended and restated effective April 28, 2006) (the "Stock Incentive Plan") in the form of stock options (non-qualified and incentive stock options), stock appreciation rights, restricted stock, performance shares, performance units and other stock-based awards. Through 2007, only stock options and restricted stock have been granted. Awards to executive officers are generally granted at the time of hire and then annually at the end of each fiscal year for corporate, unit and individual performance.

Since 2006, our policy has been to grant all year-end equity awards on January 15th of the following year or the preceding business day if January 15th is not a business day. The expected value of the year-end equity award to each named executive officer is approved by the Compensation Committee prior to grant and is part of the process in determining TDC for each named executive officer. The actual grant amount (i.e., number of shares or options) awarded is approved by the Compensation Committee on or before the grant date. Grants to new executive officers are made on the date of hire and are approved by the Compensation Committee prior to hire. The exercise price for stock options is the closing market price per share of our Common Stock on The NASDAQ Stock Market on the grant date.

As we have done in the past, for year-end 2007 performance, the Compensation Committee granted stock options to our named executive officers that have time-based vesting over three years.

Through 2007, the Compensation Committee also granted shares of restricted stock to our named executive officers with performance-based vesting. In 2007 and 2008, restricted stock grants were made with time-based vesting over three years.

In connection with commencement of his employment in 2006, our President received an incentive stock option award and a restricted stock award. A portion of the options vest in equal annual installments over a five-year period beginning on October 1, 2007 and a portion vest over a three-year period beginning on February 1, 2009 if certain performance metrics for 2008 are met. An additional portion of the options were subject to the achievement of certain performance metrics in 2007 that were not satisfied, and therefore that portion was forfeited. The restricted stock award vests in equal annual installments over a five-year period beginning on October 1, 2007. As discussed elsewhere in this Proxy Statement, certain portions of the stock option award and the restricted stock award may also vest upon termination of his employment.

Beginning in 2008, the Compensation Committee will also utilize performance shares under the Stock Incentive Plan in order to tie the long-term equity component of compensation more closely to stockholder returns. Specifically, the Compensation Committee implemented the use of performance shares to:

- replace some value of "guaranteed" restricted stock awards with a variable pay instrument that aligns with financial performance;
- manage stockholder dilution by using less shares than similar value stock option grants; and
- provide a balance between stock option upside and retention / downside protection of restricted stock.

The Compensation Committee has approved two forms of Performance Share Award Agreements. One form is for use in connection with grants of performance share awards to the CEO and the President, and a second form is for use in connection with grants of performance share awards to all other individuals, including other named executive officers. Each Performance Share Award Agreement provides for the grant of a target number of performance shares that will vest or be forfeited based on the level of our achievement, during the applicable performance period, of a level of pre-tax operating income per share of our common stock before payment of cash bonuses for performance during the performance period and expenses incurred in connection with the grant of all performance share awards for the performance period. For each performance share earned, a participant will be awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant will vest and cease to be restricted stock in equal 50% installments on each of the second and third anniversaries of the grant of the applicable performance share award. Certain portions of the performance shares or the restricted stock may also vest upon a participant's termination of employment or a change in control.

In connection with their performance in 2007, in 2008 the Compensation Committee approved and has awarded grants of performance shares under the Stock Incentive Plan to each of our named executive officers. The target performance metric under the awards is the Company's achievement during 2008 of $1.27 of pre-tax operating income per share of the Company's Common Stock before payment of cash bonuses for 2008 and expenses incurred in connection with the grant of all performance share awards for performance in 2008. The target at which our named executive officers can receive their full grant is difficult to attain. The actual amount earned is based on the level of our achievement of the performance goal, as follows:

Achievement (percentage of target pre-tax operating income)	less than 80%	80%	100%	120% or more
Payout (percentage of shares)	0%	50%	100%	150%

Payout results are interpolated on a straight-line basis between 80% and 120% achievement of performance goals.

Set forth below is the target number of performance shares that may be awarded to our named executive officers (i.e., the number of performance shares that would be earned based upon achievement of 100% of the performance goal):

	Number of Performance Shares Earned at Target
CEO	68,600
President	27,400
CFO	8,920
CIO	17,200

For the remainder of the value of their 2007 year-end equity grant, all named executive officers except the CEO were given a choice among stock options, restricted stock or a combination of 50% in stock option value and 50% in restricted stock value. The ratio of restricted stock to stock options was set at a level at which the choices made by the named executive officers resulted in no significant variance in accounting expense to the Company. As the CEO received a restricted stock award on February 1, 2006 with the intention that no other restricted stock would be granted for a period of three calendar years, the CEO was required to receive stock options. Please refer to the table under the heading "Pay Mix" below for grant details.

The Compensation Committee chose to award equity to compensate the CEO, CFO and CIO at a level slightly higher than the median in TDC as a result of:

- the financial results of the Company;
- their respective roles in the strategic initiatives achieved in 2007; and
- retention and potentially competitive offers.

In addition, the Compensation Committee wanted to insure that the CEO's TDC was above median as his cash compensation was significantly below median while his performance was above plan.

In setting the target TDC for the President, the Compensation Committee and CEO chose to compensate the President at the 75th percentile of the benchmark data, inclusive of the annual value of time-based restricted stock granted in prior years, for the following reasons:

- we exceeded our corporate financial goals and he executed the strategic initiatives as outlined above;
- to insure that his TDC was above median, as his cash compensation was significantly below median while his performance was above plan; and
- the "stretch targets" for his 2007 year-end performance stock option grant were not met, resulting in the cancellation of 175,000 options, and the Compensation Committee granted additional equity to ensure retention.

The Compensation Committee will continue to evaluate the mix of stock options, restricted stock and other stock-based awards in the future to align rewards for personal performance with stockholder value creation.

Other Benefits

We provide our named executive officers with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each named executive officer's total compensation. In the US, key benefits include paid vacation; premiums paid for life insurance and short-term and long-term disability policies; a matching contribution to the named executive officer's 401(k) plan; and the payment of 80% of the named executive officer's healthcare premiums. We review these other benefits and perquisites on an annual basis and makes adjustments as warranted based on competitive practices and our performance.

Pay Mix

For performance year 2007, the variable compensation portion of our named executive officers' TDC was no less than 70%. A summary of 2007 payments (comprised of 2007 base salary, 2007 year-end cash bonus and January 2008 equity grants for performance year 2007), with the percentages that are variable and fixed, is as follows:

	Fixed Compensation		Variable Compensation						
					Equity Value				
	Base	% of TDC	Cash Bonus	Cash Bonus as a % of TDC	Performance Shares (1)	Stock Options(1)	Restricted Stock(1)	Equity as a % of TDC	TDC
CEO	$400,000	12%	$800,000	24%	$749,798	$1,433,651	$ —	65%	$3,383,449
President	$300,000	15%	$800,000	41%	$299,482	$ 574,460	$ —	44%	$1,973,942
CFO	$200,000	27%	$275,000	37%	$ 97,496	$ 93,162	$ 76,510	36%	$ 742,168
CIO	$200,000	14%	$700,000	49%	$187,996	$ 179,082	$147,555	36%	$1,414,633

(1) Restricted stock and stock options vest over three years. Performance shares settle one year after grant, and vest over the following two years.

Compensation Committee Discretion

The Compensation Committee retains the discretion to decrease all forms of incentive payouts based on significant individual or Company performance shortfalls. Likewise, the Compensation Committee retains the discretion to increase payouts and/or consider special awards for significant achievements, including but not limited to superior operating results, strategic accomplishments and/or consummation of partnerships, acquisitions or divestitures.

Severance and change in control arrangements

In hiring and retaining executive level talent, providing the executive with a level of security in the event of an involuntary termination of employment or a change in control is an important and competitive part of the compensation package. We have entered into employment agreements with our CEO and President that provide for severance payments and benefits in the event of certain terminations of their employment. In addition, the terms of our equity grant award agreements with our CEO and President provide for accelerated vesting of the awards in the event of certain terminations of their employment or upon a change in control of the Company. The other named executive officers are entitled to severance payments and benefits in the event of certain terminations of their employment under the MarketAxess Severance Pay Plan. Please see "Executive Compensation — Potential Termination or Change in Control Payments and Benefits" below, which is incorporated by reference into this Compensation Discussion and Analysis, for information regarding these payments and benefits.

Impact of Tax and Accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our named executive officers and other employees under the Company's stock incentive plans, the Compensation Committee examines the accounting cost associated with the grants. Under FAS 123R, grants of stock options, restricted stock, restricted stock units and other share-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock and restricted stock units, the cost is equal to the fair value of the stock on the date of grant times the number of shares or units granted. For stock options, the cost is equal to the fair value determined using an option pricing model. This expense is amortized over the requisite service or performance period.

Code Section 162(m) generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and any other executive officer (other than the chief financial officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules. Exceptions include qualified performance-based compensation, among other things. It is the Compensation Committee's policy to maximize the effectiveness of our executive compensation plans in this regard. Nonetheless, the Compensation Committee retains the discretion to grant awards that may not comply with the performance-based exception of 162(m) if it is deemed in the best interest of the Company to do so.

Conclusion

The level and mix of compensation that are finally decided upon are considered within the context of both the objective data from our competitive assessment of compensation and performance and the subjective factors as outlined above. The Compensation Committee believes that the compensation for each of our named executive officers is within the range indicated by the objective comparative data.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee of the Company's Board of Directors

John Steinhardt — Chair
Wayne D. Lyski
Nicolas S. Rohatyn

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during the last fiscal year by (i) our Chief Executive Officer, (ii) our Chief Financial Officer and (iii) our two other executive officers who were serving as executive officers at the end of the last fiscal year. These executives are referred to as our "named executive officers" elsewhere in this Proxy Statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compen-sation ($)(2)	Total ($)
Richard M. McVey	2007	400,000	800,000	1,140,120	313,049	4,000	2,657,169
Chief Executive Officer	2006	400,000	500,000	1,139,859	83,709	1,500	2,125,068
T. Kelley Millet	2007	300,000	800,000	307,291	388,190	4,000	1,799,481
President	2006	90,961(3)	200,000	102,470	340,838	7,500	741,766
James N.B. Rucker	2007	200,000	275,000	56,766	113,254	4,000	649,020
Chief Financial Officer	2006	200,000	200,000	56,927	83,945	1,500	542,372
Nicholas Themelis	2007	200,000	700,000	141,367	266,730	4,000	1,312,097
Chief Information Officer	2006	200,000	475,000	98,256	223,303	1,500	998,059

(1) The amounts reported reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 and 2006, in accordance with FAS 123R, of awards of restricted stock or stock options and thus include amounts from awards granted in and prior to 2007, without regard to the estimated forfeiture related to service-based vesting conditions. Assumptions used in the calculation of this amount are included in footnote 11 to the Company's audited financial statements for the fiscal year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the SEC on March 3, 2008. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by our named executive officers.

(2) These benefits represent employer matching contributions to the Company's defined contribution plan and, in the case of Mr. Millet, reimbursement for legal fees in 2006.

(3) Mr. Millet's employment commenced in September 2006. His annualized base salary for 2006 was $300,000.

Grants of plan-based awards

The following table summarizes the grants of restricted stock and option awards we made to our named executive officers in 2007 as well as future payouts pursuant to certain performance-based equity compensation arrangements. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will ever be realized.

Name	Grant Date	Approval Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Richard McVey	1/12/2007	1/8/2007	—	150,000	12.96	889,500
T. Kelley Millet	—	—	—	—	—	—
James N.B. Rucker	1/12/2007	1/8/2007	—	30,000	12.96	177,900
Nicholas Themelis	1/12/2007	1/8/2007	—	75,000	12.96	444,750
	1/12/2007	1/8/2007	10,000	—	—	129,300

(1) Restricted stock awards were made pursuant to the Stock Incentive Plan and vest in three equal annual installments beginning on the first anniversary date of the grant.

(2) Stock option awards were made pursuant to the Stock Incentive Plan. One-third of the options vest on the first anniversary of the grant date and the balance vest in 24 equal monthly installments thereafter.

(3) The exercise price for stock options granted was equal to the closing price of the Company's Common Stock on the date of grant.

(4) The value of a restricted stock or stock option award is based on the fair value as of the grant date of such award determined pursuant to FAS 123R, and disregards estimates of forfeitures related to service-based vesting conditions. The proceeds to be paid to the individual following an exercise do not include the option exercise price, and the exercise price of option awards has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option award on the grant date, the actual value of the stock option will depend on the market value of Common Stock at such date in the future when the stock option is exercised.

Outstanding equity awards at fiscal year end

The following table summarizes unexercised stock options, performance-based stock options with performance conditions that have not yet been satisfied and restricted stock units that have not vested and related information for each of our named executive officers as of December 31, 2007. The market value of restricted stock awards is based on the closing price of the Company's Common Stock on December 31, 2007 of $12.83.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards : Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Richard McVey........	127,774	—	—	2.70	4/15/2012	18,000	230,940
	1,000,000	—	—	2.70	2/7/2013	324,000	4,156,920
	24,318	682	—	15.60	1/6/2015	—	—
	—	150,000	—	12.96	1/12/2017	—	—
T. Kelley Millet	100,000	400,000	175,000	10.25	9/13/2016	120,000	1,539,600
James N.B. Rucker	66,667	—	—	3.60	6/15/2011	4,500	57,735
	13,334	—	—	2.70	3/31/2012	12,000	153,960
	25,000	—	—	2.70	12/30/2012	—	—
	25,000	—	—	13.95	1/2/2014	—	—
	24,318	682	—	15.60	1/6/2015	—	—
	12,784	7,216	—	11.18	1/9/2016	—	—
	—	30,000	—	12.96	1/12/2017	—	—
Nicholas Themelis	100,000	—	—	13.95	2/25/2014	6,000	76,980
	38,909	1,091	—	15.60	1/6/2015	24,000	307,920
	28,764	16,236	—	11.18	1/9/2016	10,000	128,300
	—	75,000	—	12.96	1/12/2017	—	—

(1) One-third of the options vest on the first anniversary of the grant date and the balance vest in 24 equal monthly installments thereafter, except for the time-based options granted to Mr. Millet, which will vest in five equal annual installments.

(2) Mr. Millet was awarded a total of 350,000 performance-based options. The performance metrics for 2007 were not achieved and, accordingly, options to purchase 175,000 shares of Common Stock were forfeited. If certain performance metrics for 2008 are achieved, options to purchase 175,000 shares of Common Stock will vest in three equal annual installments on February 1, 2009, 2010 and 2011. These options will be forfeited if the performance metrics for 2008 are not achieved.

(3) Restricted stock was awarded pursuant to the Stock Incentive Plan. Each share of restricted stock represents one share of the Company's Common Stock that is subject to forfeiture if the applicable vesting requirements are not met. Shares of restricted stock granted prior to 2007 vest in five equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock granted in 2007 vest in three equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock held by Messrs. McVey and Millet will vest in the event of certain terminations of employment or upon a change in control of the Company. See "Executive Compensation — Potential termination or Change in Control payments and benefits" for additional information.

Option exercises and stock vested

The following table summarizes each vesting of restricted stock and related information for each of our named executive officers on an aggregated basis during 2007. No options were exercised by our named executive officers in 2007.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Richard M. McVey	6,000	76,080
	81,000	1,027,080
T. Kelley Millet	30,000	480,000
James N.B. Rucker	1,500	19,020
	3,000	38,040
Nicholas Themelis	2,000	25,360
	6,000	76,080

(1) Value realized represents the market value on the date of vesting.

Employment agreements with our named executive officers

Richard M. McVey Employment Agreement

In May 2004, we entered into an employment agreement with Richard M. McVey. The employment agreement provides that Mr. McVey will be employed by us as President, Chief Executive Officer and Chairman of the Board of Directors, and his employment may be terminated by him or by us at any time. Mr. McVey's annual base salary under the agreement is $300,000 per year, which amount was increased in 2006 to $400,000. Mr. McVey is also eligible to receive an annual bonus in accordance with the 2004 Annual Performance Plan and is entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position. In connection with the hiring of Mr. Millet, Mr. McVey agreed to waive his right to serve as President of the Company.

Mr. McVey's employment agreement provides for severance payments and benefits if his employment is terminated under various conditions. See "*Executive Compensation — Potential Termination or Change-in-Control Payments and Benefits*" below for a description of such payments and benefits.

T. Kelley Millet Employment Agreement

In September 2006, T. Kelley Millet commenced employment with us pursuant to an employment agreement entered into in August 2006. The agreement provides that Mr. Millet will be employed by us as President, and his employment may be terminated by him or by us at any time. Mr. Millet's base salary under the agreement is $300,000 per year. Mr. Millet is also eligible to receive an annual bonus in accordance with the 2004 Annual Performance Plan. The agreement provides that for the calendar year ended December 31, 2007, Mr. Millet's bonus would be no less than $500,000. He is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

Mr. Millet's employment agreement provides for severance payments and benefits if his employment is terminated under various conditions. See "*Executive Compensation — Potential Termination or Change-in-Control Payments and Benefits*" below for a description of such payments and benefits.

Proprietary Information and Non-Competition Agreements

Each of the named executive officers has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us that provides, among other things, (i) non-disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter, and (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our nonclerical employees or consultants, or soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter.

Loans to executive officers of the Company

Prior to enactment of the Sarbanes-Oxley Act in July 2002, we made two loans to Richard M. McVey, our Chief Executive Officer and Chairman of our Board of Directors. We entered into restricted stock purchase agreements with Mr. McVey on June 11, 2001 and July 1, 2001, respectively, in connection with his compensation package. Pursuant to these agreements, we sold an aggregate of 289,581 shares of our Common Stock to Mr. McVey at a purchase price of $3.60 per share. We loaned an aggregate of approximately $1,042,488 to Mr. McVey to finance his purchase of these shares. Mr. McVey executed secured promissory notes with us to document these loans. These promissory notes bear interest at an average rate of 5.69% per annum. The principal and accrued interest on each of these promissory notes is due and payable as follows: (1) 20% of the principal and accrued interest is due on the sixth anniversary of the issuance date; (2) an equal amount is due on each of the seventh, eighth, ninth and tenth anniversaries of the issuance date; and (3) the balance is due on the eleventh anniversary of the issuance date. Mr. McVey may prepay all or any part of any note at any time without paying a premium or penalty. A portion of the promissory notes representing 80% of the aggregate purchase price is non-recourse and the remaining portion of the promissory notes, representing 20% of the aggregate purchase price, is full-recourse. As security for his obligations under the promissory notes, Mr. McVey has pledged the 289,581 shares of our Common Stock acquired by him under the restricted stock purchase agreements described above. During 2007, Mr. McVey made principal and interest payments aggregating $293,400.

The loans described in the preceding paragraph were entered into prior to the passage of the Sarbanes-Oxley Act. Because of the prohibitions against certain loans under Section 402 of the Sarbanes-Oxley Act, we will not modify any of these outstanding loans, nor will we enter into new loans with any of our directors or executive officers, other than as permitted by applicable law at the time of the transaction.

Potential termination or Change in Control payments and benefits

Messrs. McVey and Millet are entitled to certain payments and benefits pursuant to their employment agreements and other agreements entered into between us and them upon a termination of their employment in certain circumstances or in the event of a Change in Control of the Company. Messrs. Rucker and Themelis do not have employment agreements with us but are entitled to severance payments and benefits under the MarketAxess Severance Pay Plan (the "Severance Plan").

The following tables estimate the payments we would be obligated to make to each of our named executive officers as a result of his termination or resignation under the circumstances shown or, in the case of Mr. McVey and Mr. Millet, because of a Change in Control, in each case assuming such event had occurred on December 31, 2007. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our named executive officers would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2007 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, and (ii) vested account balances under our 401(k) Plan that are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $12.83, the closing price on December 31, 2007. In addition, where applicable, the amounts reflected for bonuses reflect the actual amounts paid to the named executive officers for 2007, since the hypothetical termination or Change in Control date is the last day of the fiscal year for which the bonus is to be determined.

Payments and Benefits for Mr. McVey

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4) ($)	Stock Option Acceleration(5) ($)	Payment Reduction(6) ($)	Total ($)
Termination Without Cause Outside a Change in Control Protection Period ("CCPP") and prior to a Non-Cash Transaction	400,000	700,000	11,091	866,025	—	—	1,977,116
Termination Without Cause Outside a CCPP and upon or following a Non-Cash Transaction	400,000	700,000	11,091	4,156,920	—	—	5,268,011
Termination Without Cause During a CCPP, but prior to a Change in Control	800,000	1,400,000	16,636	866,025	—	—	3,082,661
Termination Without Cause During a CCPP and upon or following a Change in Control	800,000	1,400,000	16,636	4,156,920	—	(137,736)	6,235,820
Termination for Good Reason Outside a CCPP	400,000	700,000	11,091	—	—	—	1,111,091
Termination for Good Reason During a CCPP in connection with a Cash Transaction (7)	800,000	1,400,000	16,636	4,156,920	—	(137,736)	6,235,820
Termination for Good Reason During a CCPP in connection with a Non-Cash Transaction	800,000	1,400,000	16,636	—	—	—	2,216,636
Cash Transaction — No Termination	—	—	—	4,156,920	—	—	4,156,920
Death or disability	400,000	700,000	11,091	4,156,920	—	—	5,268,011

(1) Mr. McVey's employment agreement provides that (i) if his employment is terminated outside of a Change in Control Protection Period (as defined below) for any reason other than his voluntary resignation without Good Reason or by us for Cause (a "Non-Change in Control Termination"), he will receive continued payment of his base salary for 12 months following termination, or (ii) if he resigns for Good Reason or his employment is terminated for any reason other than his resignation without Good Reason, his death or by us for Cause, in any case, within 3 months prior to, or, on within 18 months after, a Change in Control (such period a "Change in Control Protection Period" or "CCPP" and any such termination a "Change in Control Termination"), then he will receive continued payment of his base salary for 24 months following termination.

(2) Mr. McVey's employment agreement provides that in the event of a Non-Change in Control Termination, he will receive an amount equal to his average annual cash bonus for the three years prior to termination (payable in 12 equal monthly installments), or two times such amount in the event of a Change in Control Termination (payable in 24 equal monthly installments).

(3) Mr. McVey's employment agreement provides that we will pay the cost of continuation health coverage for up to 12 months following a Non-Change in Control Termination or for up to 18 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. McVey made as of January 31, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 67,500 shares of restricted stock (or, if less, the entire unvested amount) will fully vest if we terminate his employment without Cause;
- in the event of a Change in Control in which the holders of our Common Stock receive cash (a "Cash Transaction"), the portion of the restricted stock that is exchanged for cash will immediately vest prior to the Change in Control; and
- in the event of a Change in Control in which any other consideration is paid (a "Non-Cash Transaction"), the portion of the restricted stock that is exchanged for such consideration will immediately vest upon a termination of his employment by us (or any successor) without Cause following such Change in Control.

(5) Amounts in this column are zero because the exercise price of the stock options held by Mr. McVey is greater than the market value of the Common Stock on December 31, 2007. Pursuant to the Stock Option Agreement between us and Mr. McVey for the incentive stock options granted to him on January 31, 2007:

- the option will fully vest upon his death or disability;

- subject to the last bullet below, options to purchase 25,000 shares of Common Stock will immediately vest if we terminate his employment without Cause;
- in the event of an all Cash Transaction, the option will fully vest immediately prior to such event; and
- in the event of a Non-Cash Transaction, the unvested portion of the option will immediately fully vest upon a termination of his employment by us (or any successor) without Cause following such event.

(6) Mr. McVey's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

(7) For the purpose of this table we have assumed an all Cash Transaction.

For the purposes of Mr. McVey's agreements, "Cause" generally means his:

- willful misconduct or gross negligence in the performance of his duties;
- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates or any felony; or
- material breach of his employment agreement or any other material written agreement with us.

For purposes of Mr. McVey's employment agreement, "Good Reason" generally means:

- his no longer holding the title of President and Chief Executive Officer, or the failure of the Board to nominate him as a director or, once elected to the Board, the failure of the Board to elect him as Chairman;
- a material diminution in his duties, authorities or responsibilities (other than as a result of his ceasing to be a director) or the assignment of duties or responsibilities materially adversely inconsistent with his then position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

Mr. McVey elected not to exercise his right to resign for Good Reason for no longer holding the title of President in connection with Mr. Millet's appointment as President.

For the purposes of Mr. McVey's agreements, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;
- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;
- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of our voting securities or such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or
- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

Payments and Benefits for Mr. Millet

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4) ($)	Stock Option Acceleration(5) ($)	Payment Reduction(6) ($)	Total ($)
Termination Without Cause Outside a CCPP	150,000	500,000	5,545	384,900	258,000	—	1,298,445
Termination for Good Reason Outside a CCPP	150,000	500,000	5,545	384,900	—	—	1,040,445
Termination Without Cause or for Good Reason During a CCPP in connection with a Non-Cash and Non-Privatization Transaction	150,000	500,000	11,091	1,539,600	645,000	(103,688)	2,742,003
Termination Without Cause or for Good Reason prior to a Cash or Privatization Transaction	150,000	500,000	11,091	1,539,600	258,000	—	2,458,691
Termination Without Cause or for Good Reason upon a Cash or Privatization Transaction	150,000	500,000	11,091	1,539,600	258,000	—	2,458,691
Cash or Privatization Transaction — No Termination	—	—	—	1,539,600	258,000	—	1,797,600
Death/ Disability	150,000	500,000	5,545	1,539,600	1,032,000	—	3,227,145

(1) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive continued payment of his base salary for six months following termination.

(2) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive an amount equal to either (i) if such termination occurs prior to December 31, 2007, $500,000 (his guaranteed 2007 bonus), or (ii) if such termination occurs after such date, an amount equal to his average annual cash bonus for up to three years prior to termination (in either case, payable in 12 equal semi-monthly installments).

(3) Mr. Millet's employment agreement provides that we will pay the cost of continuation health coverage for up to six months following a Non-Change in Control Termination or for up to 12 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. Millet made as of September 13, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 30,000 shares of restricted stock (or, if less, the entire unvested amount) will fully vest if we terminate his employment without Cause or he resigns for Good Reason;
- in the event of an all Cash Transaction or a Change in Control following which our Common Stock is no longer publicly traded (a "Privatization Transaction"), then all unvested restricted shares will fully vest immediately prior to the Change in Control; and
- in the event of any other Change in Control (a "Non-Cash/Privatization Transaction"), then all unvested shares of restricted stock will vest upon such Change in Control if it occurs during a Change in Control Protection Period.

(5) Pursuant to the Stock Option Agreement between us and Mr. Millet dated September 13, 2006:

- the option will fully vest upon his death or disability;
- subject to the next bullet, if we terminate his employment without Cause, or in the event of an all Cash Transaction or a Privatization Transaction, then to the extent unvested, (i) 100,000 options subject to time vesting will immediately vest and be exercisable, and (ii) if the applicable performance metrics for 2008 were achieved on or prior to such event, 58,333 performance-based options will immediately vest and be exercisable; and
- in the event of a Non-Cash/Privatization Transaction, then the lesser of 50% of the option award or the unvested portion of the option award will immediately vest upon such event if it occurs during a Change in Control Protection Period.

As of December 31, 2007, the applicable performance metrics for 2008 had not yet been achieved; accordingly, the restricted shares subject thereto would not have vested upon an all Cash Transaction or a Privatization Transaction occurring on such date. An additional portion of the options were subject to the achievement of certain performance metrics in 2007 that were not satisfied, and therefore that portion was forfeited.

(6) Mr. Millet's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

For the purposes of Mr. Millet's agreement, "Cause" and "Change in Control" have the same meaning as provided above for Mr. McVey.

For purposes of Mr. Millet's agreement, "Good Reason" generally means:

- any reduction in his title;
- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

Payments and Benefits for Messrs. Rucker and Themelis

Messrs. Rucker and Themelis do not have employment agreements with us but are entitled to severance payments and benefits under the Severance Plan in the event their employment is terminated by us for any reason other than a termination for Cause. The Severance Plan provides for up to 24 weeks of continued base salary and continue healthcare coverage based on the number of years of an employee's consecutive service with us prior to termination.

As of December 31, 2007, Mr. Rucker had completed seven years of consecutive service with us and Mr. Themelis had completed three years of consecutive service with us. Had we terminated them without Cause on December 31, 2007, they would have been entitled to 24 and 12 weeks of continued base salary and continued healthcare coverage, respectively. The value of such payments and benefits would have been as follows:

	Base Salary ($)	Health Benefits ($)	Total ($)
James N.B. Rucker	92,308	5,545	97,852
Nicholas Themelis	46,154	3,697	49,850

"Cause" is generally defined in the Severance Plan as (i) an employee's act or omission resulting or intended to result in personal gain at our expense; (ii) an employee's misconduct; (iii) performance of duties by an employee in a manner we deem to be materially unsatisfactory; (iv) "cause" (or words of like import) as defined in an agreement between us and the employee; or (v) an employee's improper disclosure of proprietary or confidential information or trade secrets, or intellectual property that we are under a duty to protect.

Compensation plans

For information with respect to the securities authorized for issuance under equity compensation plans, please see the section captioned "Securities Authorized for Issuance Under Equity Compensation Plans" in Item 12 of our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated herein by reference and has been delivered to you with this Proxy Statement.

Compensation Committee interlocks and insider participation

The members of our Compensation Committee currently are Messrs. Steinhardt, Lyski and Rohatyn. None of these individuals was (i) during the past fiscal year, an officer or employee of the Company or any of its subsidiaries, or (ii) formerly an officer of the Company or any of its subsidiaries. None of our named executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our related parties include our directors, director nominees, executive officers and holders of more than five percent of the outstanding shares of our Common Stock. Set forth in this section is information concerning transactions with our related parties.

Principal stockholder broker-dealer clients

JPMorgan, one of our broker-dealer clients, owns more than five percent of the outstanding shares of our Common Stock. See *Security Ownership of Certain Beneficial Owners and Management.* For the year ended December 31, 2007, $7.1 million, or 7.6% of our total revenues, were generated by JPMorgan.

We have separate agreements with each of our broker-dealer clients, including JPMorgan. These agreements govern each such broker-dealer's access to, and activity on, our electronic trading platform. The term of the agreements is generally three years, with automatic annual renewal thereafter unless notice to terminate is given by a party at least 30 days prior to automatic renewal. Under each agreement, the broker-dealer is granted a worldwide, non-exclusive and non-transferable license to use our electronic trading platform. The broker-dealer agrees to supply us, on a non-exclusive basis, with indicative prices and quantities of a minimum number of fixed-income instruments for our inventory pages. We may only provide the pricing and other content provided by a broker-dealer to those of our institutional investor clients approved by the broker-dealer to receive such content. Additionally, institutional investors must be approved by a broker-dealer before being able to engage in transactions on our platform. These agreements also provide for the fees and expenses to be paid by the broker-dealers for their use of our electronic trading platform.

Indemnification agreements

We have entered into an indemnification agreement with each of our outside directors. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Registration rights agreement

JPMorgan, along with certain other holders of our Common Stock, are party to our sixth amended and restated registration rights agreement. Stockholders who are a party to this agreement are provided certain rights to demand registration of shares of Common Stock and to participate in a registration of our Common Stock that we may decide to do, from time to time. Generally, we have agreed to pay all expenses of any registration pursuant to the registration rights agreement, except for underwriters' discounts and commissions.

OTHER MATTERS

Section 16(a) beneficial ownership reporting compliance

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock. Based solely upon a review of (i) the copies of Section 16(a) reports that MarketAxess has received from such persons for transactions in our Common Stock and their Common Stock holdings for the 2007 fiscal year and (ii) the written representations of such persons that no annual Form 5 reports were required to be filed by them for the fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors, executive officers and beneficial owners of more than 10% of its Common Stock.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2009 Annual Meeting

In order to be considered for inclusion in the Company's Proxy Statement and proxy card relating to the 2009 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company at its principal executive offices in New York, New York, on or before December 24, 2008. In addition, under the Company's bylaws, any proposal for consideration at the 2009 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on November 24, 2008, and the close of business on December 24, 2008, and is otherwise in compliance with the requirements set forth in the Company's bylaws.

Appendix A

MARKETAXESS HOLDINGS INC.
2008 CODE SECTION 162(M)
PERFORMANCE INCENTIVE PROGRAM

Set forth below are the terms and conditions of the MarketAxess Holdings Inc. (the "Company") 2008 Code Section 162(m) Performance Incentive Program (the "2008 Program") established by the Company's Compensation Committee (the "Committee") for the period commencing January 1, 2008 and ending December 31, 2008 (the "Performance Period").

I. Definitions.

a. Bonus Pool means an amount equal to 32.5% of 30.0% of Operating Income.

b. Operating Income means the Company's pre-tax operating income for the Performance Period before the Company's payment of any cash bonuses to its employees for performance during the Performance Period, as set forth in the Company's financial statements and as calculated in accordance with GAAP.

II. Award.

Subject to the terms and conditions set forth herein, the Company's officers with the titles set forth below on the first day of the Performance Period (each a "Participant") will be entitled to receive a percentage of the Bonus Pool ("Awards") as follows:

Title	Percentage of Bonus Pool
Chief Executive Officer	35%
President	35%
Chief Information Officer	30%

Notwithstanding the foregoing, the Committee may, in its sole discretion, elect to pay a Participant an amount from the Bonus Pool that is less than, but in no event greater than, the percentage set forth above. Any amount of the Bonus Pool not paid to the Participants will revert to the general funds of the Company.

III. *Payment of Awards.* The Awards, if any, will be paid to the Participants in a lump sum cash payment in calendar year 2009 promptly following the Committee's written certification of the amount of Operating Income, if any, earned by the Company. Notwithstanding anything herein to the contrary, payment of an Award is contingent on the Participant's continued employment with the Company through the last day of the Performance Period; provided, that in the event a Participant's employment with the Company is terminated during the Performance Period by the Participant for Good Reason or other than: (a) by the Participant voluntarily without Good Reason; (b) as a result of the Participant's death; or (c) by the Company for Cause, the Participant will be entitled to receive a pro-rata portion of the Participant's Award based on actual results for the Performance Period (determined by multiplying the amount of the Award which the Participant would have received if not for such termination by a fraction, the numerator of which is the number of days during the Performance Period that the Participant is employed by the Company and the denominator of which is 365), such pro-rated portion to be paid in accordance with the first sentence of this Section III; and provided further, that a Participant shall not be entitled to an Award if the Participant's employment is terminated by the Company for Cause at any time prior to the payment of the Award. For the purposes of this Section III, the term "Cause" shall have the meaning assigned to such term in the Participant's individual employment agreement with the Company, if any, or if the Participant does not have an individual employment agreement or such term is not defined therein, the meaning assigned to such term in the MarketAxess 2004 Stock Incentive Plan, as amended and restated as of April 28, 2006. For the purposes of this Section III, the term "Good Reason" shall have the meaning assigned to such term in the Participant's individual employment agreement with the Company, if any, and if the Participant does not have an individual employment agreement or such term is not defined therein, the Participant shall not have the right to a pro-rated portion of the Participant's Award upon any voluntary termination by the Participant during the Performance Period.

IV. *Code Section 162(m).* The goal of achieving Operating Income as set forth herein is established for purposes of the making of the Awards and is intended to be a "performance goal" under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). In accordance with Section 162(m), the Company intends to submit the 2008 Program for stockholder approval at the next meeting of the Company's stockholders and, notwithstanding anything herein to the contrary, the Awards shall be conditioned upon such stockholder approval of the 2008 Program and in the event the necessary stockholder approval under Section 162(m) for the 2008 Program is not received, the Participants shall not be entitled to any Awards hereunder.

V. Miscellaneous

Notwithstanding anything to the contrary, the Committee shall calculate Operating Income in a manner that excludes the following:

(a) all items of gain, loss or expense for the applicable fiscal year under consideration that are related to the disposal of a business or discontinued operations of a business; and

(b) all items of gain, loss or expense for the applicable fiscal year that are related to changes in accounting principles or to changes in applicable law or regulations.

With respect to the Performance Period, to the extent any provision contained herein creates impermissible discretion under Section 162(m) of the Code, such provision will be of no force or effect.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-50670

MARKETAXESS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	*(IRS Employer Identification No.)*
140 Broadway, New York, New York	**10005**
(Address of principal executive offices)	*(Zip Code)*

(212) 813-6000

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Common Stock, par value $0.003 per share

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock and non-voting common stock held by non-affiliates of the registrant as of June 30, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $568.5 million computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 31,006,961 shares of common stock, 1,990,423 of which were held by affiliates, and 2,585,654 shares of non-voting common stock outstanding on that date.

At February 29, 2008, the aggregate number of shares of the registrant's common stock and non-voting common stock outstanding was 33,036,878.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2008 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.

2007 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

		Page
	PART I	
Item 1:	Business	1
Item 1A:	Risk Factors	22
Item 1B:	Unresolved Staff Comments	36
Item 2:	Properties	36
Item 3:	Legal Proceedings	36
Item 4:	Submission of Matters to a Vote of Security Holders	36
	PART II	
Item 5:	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	37
Item 6:	Selected Financial Data	40
Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	42
Item 7A:	Quantitative and Qualitative Disclosure about Market Risk	65
Item 8:	Financial Statements and Supplementary Data	67
Item 9:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	93
Item 9A:	Controls and Procedures	93
Item 9B:	Other Information	93
	PART III	
Item 10:	Directors, Executive Officers and Corporate Governance	94
Item 11:	Executive Compensation	94
Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	94
Item 13:	Certain Relationships and Related Transactions and Director Independence	94
Item 14:	Principal Accountant Fees and Services	94
	PART IV	
Item 15:	Exhibits and Financial Statement Schedules	95

PART I

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Our company policy is generally to provide our expectations only once per quarter, and not to update that information until the next quarter. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A., "Risk Factors."

Item 1. *Business*

MarketAxess operates one of the leading platforms for the electronic trading of corporate bonds and certain other types of fixed-income securities. Through our platform, 674 active institutional investor client firms (firms that executed at least one trade through our electronic trading platform between January 2007 and December 2007) can access the aggregate liquidity provided by the collective interest of our 30 broker-dealer clients in buying or selling bonds through our platform. Our active institutional investor clients include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds. We provide data and analytical tools that help our clients make trading decisions, we provide connectivity solutions that facilitate the trading process by electronically communicating order information between trading counterparties and we provide our clients with ancillary technology services. Our revenues are primarily generated from the trading of U.S. and European high-grade corporate bonds.

Our multi-dealer request for quote ("RFQ") trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds and credit default swaps ("CDS"). Our DealerAxess® anonymous cross-matching trading service allows dealers to trade fixed-income securities and credit default swaps with each other on our platform.

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from information and user access fees, license fees, investment income and other income, which includes fees earned from our technology services business. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and general and administrative expenses.

Traditionally, bond trading has been a manual process, with product and price discovery conducted over the telephone between two or more parties. This traditional process has a number of shortcomings resulting primarily from the lack of a central trading facility for these securities, which creates difficulty matching buyers and sellers for particular issues. In recent years, an increasing number of corporate bond trading participants have utilized e-mail and other electronic means of communication for trading corporate bonds. While this has addressed some of the shortcomings associated with traditional corporate bond trading, we believe that the process is still hindered by limited liquidity, limited price transparency, significant transaction costs, compliance and regulatory challenges, and difficulty in executing numerous trades at one time.

Through our disclosed multi-dealer RFQ platform, our institutional investor clients can determine prices available for a security, a process called price discovery, as well as trade securities directly with our broker-dealer clients. The price discovery process includes the ability to view indicative prices from the broker-dealer clients' inventory available on our platform, access to real-time pricing information and analytical tools (including spread-to-Treasury data, search capabilities and independent third-party credit research) available on our Corporate BondTicker™ service and the ability to request executable bids and offers simultaneously from up to 22 of our broker-dealer clients during the trade process. On average, institutional investor clients receive several bids or offers from broker-dealer clients in response to trade inquiries. However, some trade inquiries may not receive any bids or offers. Our services relating to trade execution include single and multiple-dealer inquiries; list trading, which is the ability to request bids and offers on multiple bonds at the same time; and swap trading, which is the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price differential of the bonds. Once a trade is completed on our platform, the broker-dealer client and institutional investor client may settle the trade with the assistance of our automated post-trade messaging, which facilitates the communication of trade acknowledgment and allocation information between our institutional investor and broker-dealer clients. We are not a party to the actual trades that occur on our platform between institutional investor clients and broker-dealer clients; rather, we serve as an intermediary between broker-dealers and institutional investors, enabling them to meet, agree on a price and then transact with each other.

Our DealerAxess® anonymous cross-matching service, which we introduced in June 2006, allows our broker-dealer clients to transact U.S. corporate and emerging markets bond and CDS trades on our platform with other broker-dealer clients. Our broker-dealer clients can execute these trades in a more efficient manner and at lower transaction costs than in the traditional voice-brokered inter-dealer market. Although DealerAxess® is a completely segregated trading platform, it shares the same core technology as our client-to-dealer platform. MarketAxess Corporation, our U.S. subsidiary, acts as intermediary on a riskless principal basis in bond transactions between broker-dealer clients by serving as counterparty to the two broker-dealer clients involved. CDS transactions are conducted on the DealerAxess® platform on a name give-up basis and are directly settled between the two trading counterparties.

Our client base includes 30 of the leading broker-dealers in global fixed-income trading and 674 active institutional investor firms (firms that executed at least one trade through our electronic trading platform between January 2007 and December 2007). Our broker-dealer clients accounted for approximately 98% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 82% of the underwriting of newly issued European high-grade corporate bonds in 2007. We believe these broker-dealers also represent the principal source of secondary market liquidity in the other markets in which we operate. Secondary market liquidity refers to the ability of market participants to buy or sell a security quickly and in large volume subsequent to the original issuance of the security, without substantially affecting the price of the security. Our broker-dealer clients currently trade fixed-income securities by traditional means including telephone, e-mail and proprietary single-dealer systems in addition to our electronic trading platform and we expect them to continue to do so in the future. We believe that these traditional means of trading remain the manner in which the majority of bonds are traded between institutional investors and broker-dealers. Our volume in U.S. high-grade corporate bonds represented approximately 9.4% of the total U.S. high-grade corporate bond volume, excluding convertible bonds, for 2007 as reported by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE"), which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers. We have not identified a reliable source of data relating to either the total volume of client-to-dealer trading or the size of the other markets we serve and therefore are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

Company History

MarketAxess was formed in April 2000, and pilot trading on our fully disclosed multi-dealer platform began in October 2000. We launched trading on our electronic platform in January 2001 with eight broker-dealer clients. In March 2001, we acquired Trading Edge, Inc. ("Trading Edge"), the operator of an anonymous trading platform for U.S. corporate bonds, convertible bonds, municipal bonds and emerging markets bonds. The technology platform developed by Trading Edge and obtained by us through the acquisition is now the core of our product offerings. In August 2001, one of our U.K. subsidiaries, MarketAxess Europe Limited, began operations with secondary electronic trading in U.S. dollar-denominated and Euro-denominated corporate bonds. We launched our information service, Corporate BondTicker™ in July 2002. Corporate BondTicker™ combines FINRA TRACE data with MarketAxess data and analytical tools to provide trading professionals, research firms, rating and news agencies, and other market participants with a comprehensive set of corporate bond information. On November 4, 2004, we completed the initial public offering of our common stock. In November 2007, we formed a new subsidiary, MarketAxess Technologies Inc., which acquired certain assets and assumed certain obligations of Trade West Systems, LLC ("TWS"). TWS is a Utah-based financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues.

Industry Background

Fixed-income securities are issued by corporations, governments and other entities, and pay a pre-set absolute or relative rate of return. As of December 31, 2007, there were approximately $29.2 trillion of fixed-income securities outstanding in the U.S. market, including $5.7 trillion of U.S. corporate bonds. We are primarily active in six segments of the credit markets within the global fixed-income securities market: U.S. high-grade corporate bonds; European high-grade corporate bonds; emerging markets bonds; crossover and high-yield bonds; agency bonds; and CDS.

The second half of 2007 was a period of significant turmoil in the U.S. and European credit markets, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. The average daily trading volume of U.S. high-grade corporate bonds for the second half of 2007 decreased by 14% compared to the second half of 2006. We believe the resultant lack of liquidity in the credit markets led institutional investors to reduce overall bond trading activity and conduct a higher percentage of their trades directly with their broker-dealer counterparties, resulting in lower volumes on our platform. We also believe that a stabilization in credit market conditions, at higher overall levels of credit spreads, is likely to favorably impact the volume of trades conducted over our platform.

U.S. High-Grade Corporate Bond Market

The total amount of U.S. corporate bonds outstanding has grown from $3.0 trillion as of December 31, 1999 to $5.7 trillion as of December 31, 2007. The average daily trading volume of U.S. corporate bonds (investment grade and high yield) has decreased from approximately $17.9 billion in 2002 (the first calendar year for which such data are available) to $13.2 billion in 2007. We believe that this decline in average daily trading volumes is due to cyclical credit market conditions and the growth of debt instruments going into structured product instruments.

The U.S. corporate bond market consists of three broad categories of securities: investment-grade debt (so-called "high-grade"), which typically refers to debt rated BBB- or better by Standard & Poor's or Baa3 or better by Moody's Investor Service; debt rated below investment-grade (so-called "high-yield"), which typically refers to debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service; and debt convertible into equity (so-called "convertible debt").

The U.S. high-grade corporate bond market, which represents the largest subset of the U.S. corporate bond market, has undergone significant change over the last several years, which has been driven by a number of factors, including:

- *Improved price transparency* — In 2002, FINRA adopted TRACE reporting, which requires FINRA members to report secondary market transactions in certain fixed-income securities to the FINRA. Since February 2005, the list of TRACE-eligible bonds has included 23,000 unique securities, representing 99% of the daily trading volume of high-grade bonds.
- *Introduction of electronic trading platforms* — Electronic trading platforms, which are in the early stages of adoption, act as central facilities to bring together buyers and sellers. The actions of participants on these platforms are facilitated by an electronic medium that improves some of the manual processes that might otherwise be required, such as searching for securities with specific characteristics, the coordination of multiple bilateral telephone calls or electronic communications, the sorting and analysis of competing bids or offers, and the entry of orders into the trading system after verbal or e-mail trade agreement. As a result, these platforms typically provide a lower-cost and more efficient means of enhanced distribution and trade execution than previously possible.
- *Introduction of credit derivatives* — Credit derivatives provide increased flexibility and liquidity for investors and lenders to diversify their credit exposures. The appeal of these products is apparent in the growth in the total notional amount of outstanding CDS. According to the International Swaps and Derivatives Association, Inc. ("ISDA"), the total notional amount of CDS outstanding grew from approximately $900 billion at December 31, 2001 to approximately $46 trillion at June 30, 2007.
- *Growth in the total amount of debt outstanding* — The total size of the U.S. high-grade corporate bond market has increased significantly since 1998, when approximately $564 billion gross amount of new bonds were issued. By 2007, the amount of gross corporate issuance had grown to $1,114.4 billion, as illustrated in the chart below:



Corporate Bond Issuance–Yearly
(in billions)
$1,200
$1,000
$800
$600
$400
$200
$0
Total
$655.8
$796.3
$797.1
$759.8
$1,059.9
$1,114.4
2002
2003
2004
2005
2006
2007
Source: Thomson Financial Securities Data

European High-Grade Corporate Bond Market

The European high-grade corporate bond market consists of a broad range of products, issuers and currencies. We define the European high-grade corporate bond market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and excluding most government bonds that trade in Europe. Examples include:

- bonds issued by European corporations, denominated in any currency;
- bonds generally denominated in Euros, U.S. dollars or Pounds Sterling, excluding bonds that are issued by a corporation domiciled in an emerging market;
- bonds issued by supra-national organizations (entities that include a number of central banks or government financial authorities, such as the World Bank), agencies and governments located in Europe, generally denominated in Euros, U.S. dollars or Pounds Sterling, provided that such currency is not the currency of the country where the bond was issued; and
- floating-rate notes issued by European corporations.

We believe that the European high-grade corporate bond market is impacted by many of the same factors as the U.S. high-grade corporate bond market. In addition, we believe the following factors are unique to the European high-grade corporate bond market:

- *Adoption of the Euro* — The adoption of the Euro as the common currency in most European Union countries has reduced the importance of currency as an investment selection criterion and elevated the importance of the credit risk of particular issuers. As a result, institutional investors have exhibited a greater interest in investing in a broader range of bonds issued by entities domiciled outside of their home countries.
- *Regulatory environment* — Certain European Union countries have eased restrictions that required institutional investors to invest primarily in domestic securities. This has provided European institutional investors with increased flexibility to invest in securities issued by entities domiciled in other countries within the European Union. On November 1, 2007, the Markets in Financial Instruments Directive ("MiFID") came into effect. MiFID is designed to further harmonize the financial markets of the member states of the European Union and introduces new pre- and post-trade transparency requirements.
- *Common liquidity pool* — The larger capital pool created by the common currency and changes in the regulatory environment have enabled European corporations to offer larger issues, which has resulted in increases in the liquidity and trading volumes of these issues. This has attracted even more institutional investors, who prefer to invest in highly-liquid markets.

Emerging Markets Bond Market

We define the emerging markets bond market generally to include U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

The institutional investor base for emerging markets bonds has recently expanded to include many crossover investors from the high-yield and high-grade investment areas. Institutional investors have been drawn to emerging markets bonds by their high returns and high growth potential, as well as by a general trend toward positive economic and political reforms and improving economic performance in many emerging markets countries.

Crossover and High-Yield Bond Market

We define the high-yield bond market generally to include all debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service. We define the crossover market to include any debt issue rated below investment grade by one agency but investment grade by the other. The total amount of high-yield corporate bonds yearly issuance has grown from $130.9 billion for the year ended December 31, 2003 to approximately $136.3 billion for the year ended December 31, 2007.

FINRA began publicly disseminating real-time price information on approximately 12,000 high-yield corporate bond issues in 2005. Trades in bonds rated BB and lower are subject to immediate dissemination if the trade size is less than $1 million, or greater than $1 million and trades an average of once or more a day. The disseminated set was expanded on February 1, 2005 to include reporting of certain transactions on a delayed basis. The average daily trading volume of high-yield bonds reported by FINRA for the year ended December 31, 2007 was $4.2 billion.

Agency Bond Market

We define the agency bond market to include debt issued by a U.S. government-sponsored agency. Some prominent issuers of agency bonds are the Student Loan Marketing Association ("Sallie Mae"), Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). The total amount of U.S. agency bonds outstanding has grown from $1.9 trillion as of December 31, 2000 to $2.9 trillion as of December 31, 2007. The Federal Reserve Bank of New York reported average daily trading volume in federal agency and government sponsored enterprise securities (excluding mortgage-backed securities) for 2007 of $17.2 billion.

Credit Default Swap Market

Credit default swaps are contracts on an underlying asset that transfer risk and return from one party to another without transferring ownership of the underlying asset, allowing market participants to obtain credit protection or assume credit exposure associated with a broad range of issuers of fixed-income securities and other debt obligations. They are often designed to hedge other exposures and can be tied to particular events, such as a default, bankruptcy or ratings downgrade. CDS provide increased flexibility and liquidity for investors and lenders to diversify their credit risk. Approximately half of the volume traded in CDS is index products, which give exposure to a defined basket of underlying CDS. The remainder is traded in single-name CDS. The appeal of these products is apparent in the growth in the total notional amount of outstanding CDS, as illustrated in the chart below:



Growth in Credit Default Swaps Outstanding
(in trillions)
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$2.2
$2.7
$3.8
$5.4
$8.4
$12.4
$17.1
$26.0
$34.4
$45.5
2H02
1H03
2H03
1H04
2H04
1H05
2H05
1H06
2H06
1H07
Source : ISDA

Our Competitive Strengths

Our electronic trading platform provides solutions to some of the shortcomings of traditional bond trading methods. The benefits of our solution are demonstrable throughout the trading cycle:

- *Pre-trade* — gathering real-time and historical pricing information, identifying interested buyers and sellers in a particular security, and obtaining research and analysis;
- *Trade* — single and multiple security trade execution; and
- *Post-trade* — trade detail matching, account allocation and automated audit trail.

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Significant Trading Volumes with Participation by Leading Broker-Dealers and Institutional Investors

Our electronic trading platform provides access to the liquidity provided through the participation on our platform of 30 of the leading global securities broker-dealers and 674 active institutional investor firms (firms that executed at least one trade through our electronic trading platform between January 2007 and December 2007). We believe these broker-dealers represent the principal source of secondary market liquidity for U.S. high-grade corporate bonds, European high-grade corporate bonds, emerging markets bonds and the other markets in which we operate. Our broker-dealer clients are motivated to continue to utilize our platform due to the presence on the platform of our large network of institutional investor clients. We believe that if we continue to grow the participation of our broker-dealer and institutional investor clients on our electronic trading platform, the benefits in liquidity on the platform to both broker-dealers and institutional investors will be amplified, further motivating them to use our platform. The number of our active institutional investor clients for the past five years has been as follows:


Active Institutional Investor Clients
800
600
400
200
0
301
440
539
657
689
674
223
303
363
432
460
465
2002
2003
2004
2005
2006
2007
UK
US

Our total trading volume has grown over the past five years as indicated below:



Total Trading Volume
(In billions)
$400.0
$300.0
$200.0
$100.0
$0.0
$48.4
$192.2
$298.1
$299.2
$339.6
$359.9
2002
2003
2004
2005
2006
2007

Our volume in U.S. high-grade corporate bonds grew from approximately 6.4% of total U.S. high-grade corporate bond volume, excluding convertible bonds, in 2004 as reported by FINRA TRACE, which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers, to approximately 9.4% in 2007, as shown in the chart below:



MarketAxess Estimated Percent of FINRA U.S. High-Grade TRACE Volume
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
6.4%
7.6%
8.5%
9.4%
2004
2005
2006
2007

We have not identified a reliable source of data relating to either the total volume of client-to-dealer trading or the size of the other markets we serve and therefore we are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

Execution Benefits to Clients

Benefits to Institutional Investor Clients

We believe we provide numerous benefits to our institutional investor clients over traditional fixed-income trading methods, including:

Competitive Prices. By enabling institutional investors to simultaneously request bids or offers from our broker-dealer clients, we believe our electronic trading platform creates an environment that motivates our broker-dealer clients to provide competitive prices and gives institutional investors confidence that they are obtaining a competitive price. For typical MarketAxess multi-dealer corporate bond inquiries, the range of competitive spread-to-Treasury responses is, on average, approximately 10 basis points (a basis point is 1/100 of 1% in yield). As an example of the potential cost savings to institutional investors, a one basis point savings on a $1 million face amount trade of a bond with 10 years to maturity translates to aggregate savings of approximately $750.00.

Transparent Pricing on a Range of Securities. The commingled multi-dealer inventory of bonds posted by our broker-dealer clients on our platform consists of a daily average of more than $120 billion in indicative bids and offers. Subject to applicable regulatory requirements, institutional investors can search bonds in inventory based on any combination of issuer, issue, rating, maturity, spread-to-Treasury, size and dealer providing the listing, in a fraction of the time it takes to do so manually. Institutional investor clients can also request executable bids and offers on our electronic trading platform on any debt security in a database of U.S. and European corporate bonds, although there can be no assurance as to the number of broker-dealers who will choose to provide an executable price. Our platform transmits bid and offer requests in real-time to broker-dealer clients, who may respond with executable prices within a time period specified by the investor.

Improved Cost Efficiency. We believe that we provide improved efficiency by reducing the time and labor required to conduct broad product and price discovery. Single-security and multi-security (bid or offer lists) inquiries can be efficiently conducted with multiple broker-dealers. In addition, our Corporate BondTicker™ eliminates the need for manually-intensive phone calls or e-mail communication to gather, sort and analyze information concerning historical transaction prices.

Benefits to Broker-Dealer Clients

We also provide substantial benefits to our broker-dealer clients over traditional fixed-income trading methods, including:

Greater Sales Efficiency. We offer our broker-dealer clients broad connectivity with their institutional investor clients. Through this connectivity, our broker-dealer clients are able to efficiently display their indications of interest to buy and sell various securities. We also enable broker-dealers to broaden their distribution by participating in transactions to which they otherwise may not have had access. In addition, the ability to post prices and electronically execute on straightforward trades enables bond sales professionals at broker-dealer firms to focus their efforts on more profitable activities, such as higher value-added trades and more complex transactions.

More Efficient Inventory Management. The posting of inventory to, and the ability to respond to inquiries from, a broad pool of institutional investors, creates an increased opportunity for broker-dealers to identify demand for their inventory, particularly in less liquid securities. As a result, we believe they can achieve enhanced bond inventory turnover, which may limit credit exposure.

Benefits to Both Institutional Investor and Broker-Dealer Clients

We offer additional benefits over traditional fixed-income trading methods that are shared by both institutional investor and broker-dealer clients, including:

Greater Trading Accuracy. Our electronic trading platform includes verification mechanisms at various stages of the execution process which result in greater accuracy in the processing, confirming and clearing of trades between institutional investor and broker-dealer clients. These verification mechanisms are designed to ensure that our broker-dealer and institutional investor clients are sending accurate trade messages by providing multiple opportunities to verify they are trading the correct bond, at the agreed-upon price and size. Our platform assists our institutional investor clients in automating the transmittal of order tickets from the portfolio manager to the trader, and from the trader to back-office personnel. This automation provides more timely execution and a reduction in the likelihood of errors that can result from information being manually entered into different systems.

Efficient Risk Monitoring and Compliance. Institutional investors and their regulators are increasingly focused on ensuring that best execution is achieved for fixed-income trades. Our electronic trading platform offers both institutional investors and broker-dealers an automated audit trail for each stage in the trading cycle. This enables compliance personnel to review information relating to trades more easily and with greater reliability. Trade information including time, price and spread-to-Treasury is stored securely and automatically on our electronic trading platform. These data represent a valuable source of information for our clients' compliance personnel. Importantly, we believe the automated audit trail, together with the competitive pricing that is a feature of our electronic trading platform, gives fiduciaries the ability to demonstrate that they have achieved best execution on behalf of their clients.

Other Service Offerings

In addition to services directly related to the execution of trades, we offer our clients several other services, including:

Information Services. The information and analytical tools we provide to our clients help them make investment and trading decisions. Our Corporate BondTicker™ provides access to real-time and historical price, yield and MarketAxess estimated spread-to-Treasuries for publicly disseminated FINRA TRACE-eligible bonds. Corporate BondTicker™ combines publicly-available TRACE data with the prices for trades executed on our U.S. high-grade electronic trading platform, integrating the two data sources and providing real-time TRACE data with associated analytical tools that are not otherwise available. Corporate BondTicker™ provides end-of-day CDS pricing data combined with CDS analytics and screening tools that incorporate cash bond and equity market data. In addition, Corporate BondTicker™ provides indicative prices for secondary loans, through arrangements with certain of our broker-dealer clients, and independent third-party credit research. Our electronic trading platform allows institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information gathering process or other electronic services.

In November 2006, we added a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. It utilizes extensive TRACE information and has a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

Straight-Through Processing. Straight-through processing ("STP") refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. Our electronic trading platform provides broker-dealers and institutional investors with the ability to automate portions of their transaction processing requirements, improving accuracy and efficiency. Through electronic messaging, institutional investors can submit inquiries to, and receive electronic notices of execution from us, in industry standard protocols, complete with all relevant trade details. Institutional investors can download trade messages, allocate trades to sub-accounts on whose behalf the trades were made and send the allocations to broker-dealers for confirmation.

Robust, Scalable Technology Platform

We have developed proprietary technology that is highly secure, fault-tolerant and provides adequate capacity for our current operations, as well as for substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

Proven Innovator with an Experienced Management Team

Since our inception, we have been an innovator in the fixed-income securities markets. Our management team is comprised of executives with an average of more than 20 years' experience in the securities industry. We have consistently sought to benefit participants in the markets we serve by attempting to replicate the essential features of fixed-income trading, including the existing relationships between broker-dealers and their institutional investor clients, while applying technology to eliminate weaknesses in traditional trading methods. In 2007, *Credit* magazine recognized MarketAxess as "Best Multi-Dealer Credit Default Swaps Trading Platform"and "Best Multi-Dealer Corporate Bond Trading Platform" in both the U.S. and Europe. The year 2007 was the first year that the award for Best Multi-Dealer Credit Default Swaps Trading Platform was included in the *Credit* magazine awards, and the third consecutive year that MarketAxess has been recognized as the Best Multi-Dealer Corporate Bond Trading Platform.

Some of the innovations we have introduced to electronic trading include:

- the first multi-dealer disclosed trading platform for U.S. high-grade corporate bonds;
- the first electronic Treasury benchmarking for U.S. high-grade corporate bond trades;
- Corporate BondTicker™, our information services product, combining FINRA TRACE bond data with MarketAxess data and analytical tools;
- bid and offer list technology for corporate bond trading, enabling institutional investors to request executable prices for multiple securities simultaneously;
- the first disclosed client to multi-dealer trading platform for CDS indices; and
- DealerAxess®, an innovative dealer-to-dealer electronic trading platform for U.S. high-grade corporate bonds, emerging market bonds and CDS.

Our Strategy

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of services to market participants across the trading cycle. The key elements of our strategy are:

Enhance the Liquidity of Securities Traded on Our Platform and Broaden Our Client Base in Our Existing Markets

We intend to further enhance the liquidity of securities traded on our leading electronic, multi-dealer to client fixed-income platform. Our ability to innovate and efficiently add new functionality and product offerings to the MarketAxess platform will help us deepen our market share with our existing clients, as well as expand our client base, which we believe will in turn lead to even further increases in the liquidity of the securities provided by our broker-dealer clients and available on our platform. We will seek to make our current product offerings on our European electronic trading platform available to our 465 active U.S. institutional investor clients (firms that executed at least one trade through our electronic trading platform between January 2007 and December 2007) and to increase the number of active European institutional investor clients (209 firms that executed at least one trade through our electronic trading platform between January 2007 and December 2007) using our U.S. electronic trading platform, in each case subject to regulatory requirements.

Leverage our Existing Technology and Client Relationships to Expand into New Sectors of the Fixed-Income Securities Market

We intend to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets and deliver fixed-income securities-related technical services and products. Due in part to our highly scalable systems, we believe we will be able to enter new markets efficiently.

Leverage our Existing Technology and Client Relationships to Expand into New Client Segments

We intend to leverage our technology and client relationships to deploy our electronic trading platform into new client segments. For example, we believe that CDS index trading on our platform will enable us to increase volumes from our hedge fund clients, as this client segment is an active user of CDS. As another example, in June 2006 we introduced our DealerAxess® service, which allows our broker-dealer clients to transact U.S. corporate bond, emerging markets bond and CDS trades on our platform with other broker-dealer clients.

Continue to Strengthen and Expand our Trade-Related Service Offerings

We plan to continue building our existing service offerings so that our electronic trading platform is more fully integrated into the workflow of our broker-dealer and institutional investor clients. We also plan to continue to add functionality to enhance the ability of our clients to achieve a fully automated, end-to-end straight-through processing solution (automation from trade initiation to settlement). We are continually considering the introduction of new trading techniques. As an example, we have the technology necessary to offer an anonymous trading protocol that could be exported to other markets and sectors of fixed-income securities if and when client demand for such a product arises.

Expand our Data and Information Services Offerings

We regularly add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients. Examples of added content include pricing for credit derivatives and syndicated loans, and independent third-party credit research. We intend to continue to widen the user base of our data products and to continue adding new content and analytical capabilities. In November 2006, we introduced compliance reporting tools for our institutional investor clients that assist them in monitoring best execution requirements for fixed-income trades. As the use of our electronic trading platform continues to grow, we believe that the amount and value of our proprietary trading data will also increase, further enhancing the value of our information services offerings to our clients.

Pursue Strategic Alliances and Select Acquisitions

We plan to continue to increase and supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients. For example, in November 2007, we acquired substantially all the assets of TWS, a financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues.

MarketAxess Electronic Trading Platform

Current Client-to-Dealer Markets

U.S. High-Grade Corporate Bonds

Our U.S. high-grade corporate bond business consists of U.S. dollar-denominated investment-grade debt issued by corporations for distribution in the U.S. Both domestic and foreign institutional investors have access to U.S. high-grade corporate bond trading on our electronic trading platform. We use the terms high-grade debt and investment-grade debt interchangeably in this annual report on Form 10-K. Our trading volume in the U.S. high-grade corporate bond market increased from $10.0 billion in 2001 to $200.3 billion in 2007. The majority of trading in U.S. high-grade corporate bonds is still conducted by telephone.

In the U.S. high-grade corporate bond market, 22 broker-dealers utilize our platform, including 18 of the top 20 broker-dealers as ranked by 2007 investment grade new-issue underwriting volume. We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, which is provided and updated daily by our broker-dealer clients. Our electronic trading platform is a multi-dealer disclosed counterparty model, which allows institutional investors to view bids and offers from one or more of our broker-dealer clients while permitting each party to know the identity of its counter-party throughout the trading process. By disclosing the counterparties, the inquiry system on which our trading platform is based combines the strength of existing offline client/dealer relationships with the efficiency and transparency of an electronic trading platform. This enables institutional investors to instantly direct trade inquiries and negotiations to their traditional broker-dealer or to any of the overwhelming majority of the world's leading broker-dealers who provide liquidity in these securities. Institutional investors have access to the commingled inventory of our broker-dealer clients, representing indicative bids and offers. Each line item of inventory represents an indicative bid and/or offer on a particular bond issue by a particular broker-dealer client. Institutional investor clients are not restricted to trading only the bonds posted as inventory, although many of the trades conducted on our platform are made from the posted inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers.

European High-Grade Corporate Bonds

MarketAxess Europe Limited, our wholly-owned U.K. subsidiary, commenced trading operations in August 2001. MarketAxess Europe Limited received Financial Services Authority ("FSA") regulatory approval and began to offer European secondary trading functionality in U.S. dollar- and Euro-denominated European corporate bonds to our broker-dealer and institutional investor clients in September 2001. In 2003, we added trading in other European high-grade corporate bonds, including bonds issued in Pounds Sterling and floating rate notes. As on our U.S. electronic trading platform, all trading on our European platform is done using a multi-dealer disclosed counterparty model. We offered the first platform in Europe with this capability for corporate bonds.

In the European high-grade credit market, 19 broker-dealers utilize our platform, including 18 of the top 20 broker-dealers as ranked by 2007 European investment grade new-issue underwriting volume. On a typical day, institutional investors on our European corporate bond trading platform have access to 18,000 line items of commingled inventory, representing an aggregate of approximately $90 billion of indicative bids and offers. In a single inquiry, institutional investors can request bids or offers from up to six of the broker-dealers who participate on the European platform. While many of the trades conducted on our platform are made from the posted inventory, institutional investor clients are not restricted to trading only the bonds posted as inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers. Our 2007 trading volume in the European high-grade corporate bond market was $77.4 billion.

Emerging Markets Bonds

Twenty of our U.S. broker-dealer clients use our platform to trade emerging markets bonds. 253 active institutional investor clients (firms that executed at least one trade through our electronic trading platform between January 2007 and December 2007) utilize our electronic trading platform to trade emerging markets bonds. These institutional investor clients are located in both the U.S. and Europe. The emerging markets countries whose bonds were most frequently traded on our platform in 2007 were Brazil, Mexico, Argentina, Russia and Venezuela.

In December 2007, we introduced local markets emerging market debt trading, which allows our institutional investor clients to transact Euroclear-eligible local currency denominated bonds issued by sovereign entities or corporations in Argentina, Brazil, Colombia, Mexico and Peru.

Crossover and High-Yield Bonds

Nineteen of our U.S. broker-dealer clients use our platform to trade crossover and high-yield bonds. Trading in crossover and high-yield bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Agency Bonds

Fifteen of our U.S. broker-dealer clients use our platform to trade agency bonds. Trading in agency bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Credit Default Swaps

We launched CDS index trading on our platform in September 2005 and added the capacity to trade lists of single-name CDS in November 2006. In addition to the trading features, the index trading platform also offers STP connectivity for dealers and institutional investor clients. Four of our U.S. broker-dealer clients are live on our platform to trade CDS investment grade indices and three for CDS investment grade single-name lists.

Current Dealer-to-Dealer Markets

U.S. High-Grade Corporate Bonds

In the U.S. high-grade corporate bond market, 19 broker-dealers utilize our DealerAxess® platform to trade with each other. These dealers include 16 of the top 20 broker-dealers as ranked by 2007 investment grade new-issue underwriting volume. DealerAxess® provides live inter-dealer markets utilizing proprietary cross-matching technology. Although DealerAxess® is a completely segregated trading platform, it shares the same core technology as our client-to-dealer platform. The platform provides a documented record of orders and executed trades with reporting that enables broker-dealer clients to track, analyze and evaluate their inter-dealer trading. Straight-through processing is available to reduce manual tasks and lower the number of errors. We estimate that inter-dealer trading represents approximately 25% of the reported FINRA TRACE volume in U.S. high-grade corporate bonds. The majority of inter-dealer trading in U.S. high-grade corporate bonds is currently conducted by telephone through voice brokers. Bond trades on DealerAxess® are conducted with MarketAxess as riskless principal. Trades are cleared and settled by an independent clearing broker.

Emerging Markets Bonds

Thirteen of our broker-dealer clients use our DealerAxess® platform to trade emerging markets bonds with each other. The platform is primarily utilized for transactions in U.S dollar denominated bonds issued by Latin American governments. Many of the same features available on DealerAxess® for the trading of U.S high-grade corporate bonds are available for emerging markets bonds.

Credit Default Swaps

We launched CDS single-name trading for U.S. high-grade and index and single-name trading for emerging markets on our platform in May 2007. Twelve of our U.S. broker-dealer clients are live on our platform to trade U.S. high-grade single name CDS and twelve of our U.S. broker-dealer clients are live on our platform to trade emerging markets index and single-name CDS. CDS transactions are conducted on the DealerAxess® platform on a name give-up basis and are directly settled between the two trading counterparties.

Key Trading Functionalities

We currently offer both disclosed inquiry trading on our client-to-dealer platform and an anonymous cross-matching style of trading on our dealer-to-dealer platform. Our DealerAxess® dealer-to-dealer trading platform provides anonymous live markets with executable bids and offers posted by participating dealers that are matched using proprietary cross-matching technology. The key trading functionalities on our client-to-dealer trading platform are detailed below.

Single Inquiry Trading Functionality

We currently offer institutional investors the ability to request bids or offers in a single inquiry from up to 19 of our broker-dealer clients for U.S. high-grade corporate bonds, from up to six of our broker-dealer clients for European high-grade corporate bonds and from up to eight of our broker-dealer clients in emerging markets bonds. Institutional investors can obtain bids or offers on any security posted in inventory or included in the database available on our platform.

ASAP and Holding Bin Trading Functionalities

We provide both ASAP ("as soon as possible") and Holding Bin trading protocols. In the Holding Bin trading protocol, institutional investor clients set the time when they would like all of the broker-dealers' prices or spreads returned to them, in order to have the ability to see all executable prices available at the same time. In the ASAP trading protocol, institutional investor clients see each broker-dealer's price or spread as soon as it is entered by the broker-dealer.

List Trading Functionality

We currently offer institutional investors the ability to request bids or offers on a list of bonds, with the number of different bonds on each list varying between 8 and 40 items depending on the market. This facilitates efficient trading for institutional investors such as investment advisors, mutual funds and hedge funds. Institutional investors are able to have multiple lists executable throughout the trading day, enabling them to manage their daily cash flows, portfolio duration, and credit and sector exposure.

Swap Trading Functionality

We currently offer institutional investors the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price or yield differential of the securities.

Information and Analytical Tools

Corporate BondTicker™

Corporate BondTicker™ provides real-time FINRA TRACE data and enhances it with MarketAxess trade data and analytical tools to provide professional market participants with a comprehensive set of corporate bond price information. The data include trade time and sales information, including execution prices, as well as MarketAxess-estimated spread-to-Treasuries, for trades disseminated by the FINRA TRACE system. The data also include actual execution prices and spread-to-Treasury levels for U.S. high-grade corporate bond trades executed on the MarketAxess platform. Corporate BondTicker™ allows institutional investors to search for and sort bonds based upon specific criteria, such as volume, time/date of transaction, spread change, issuer or security. This search function allows institutional investors to compile information relating to potential securities trades in a fraction of the time that it takes to manually compile this information from disparate sources or other electronic databases, including direct TRACE feeds. In addition, Corporate BondTicker™ provides independent third-party credit research as well as indicative prices for secondary markets in loans and CDS.

TRACE facilitates the mandatory reporting of over-the-counter secondary market transactions in eligible fixed-income securities. All broker-dealers that are FINRA member firms have an obligation to report transactions in corporate bonds to TRACE under a set of rules approved by the U.S. Securities and Exchange Commission ("SEC"). FINRA then publicly disseminates a portion of this data, which is available free of charge on a delayed basis through the FINRA website or available immediately for a set fee.

Corporate BondTicker™ is integrated directly into the MarketAxess electronic trading platform and can be seamlessly accessed, either when viewing securities inventory or when launching an inquiry. Corporate BondTicker™ is also available through the Internet for non-trading professional market participants, including, among others, research analysts and rating agencies, who can log in and access the information via an easy-to-use browser-based interface.

We provide Corporate BondTicker™ as an ancillary service to our trading clients and also to other industry participants. We derive revenues from our Corporate BondTicker™ service by charging for seat licenses per user at our broker-dealer and institutional investor clients, through distribution agreements with other information service providers and through bulk data sales to third parties. Seat license fees from institutional investor clients are waived for clients that transact a sufficient volume of trades through MarketAxess.

Additional analytical capabilities of our information services offerings aim to provide clients with more information regarding bond prices and market activity, including asset swap spreads, turnover percentage and liquidity ratios. These statistics measure a security's trading activity relative to its amount outstanding and relative to the overall market, respectively, providing an additional perspective on relative liquidity. In addition, we provide pricing measures to help institutional investors better assess the relative value of a corporate bond, providing more consistent relative pricing information for institutional investors, such as offering spread data versus the interest rate swap curve and versus the U.S. Treasury curve. Users are also able to download a variety of MarketAxess-compiled trade reports containing a comprehensive review of trading activity. Corporate BondTicker™ is currently the source of corporate bond trading information for *The Wall Street Journal*.

In November 2006, we added a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. It utilizes extensive TRACE information and has a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

In November 2007, we added end-of-day CDS pricing data to Corporate BondTicker™ that is provided by Credit Market Analysis Ltd. End-of-day screening tools combine the CDS data with market data from cash bonds and equities to provide relative value analysis to our clients.

My Portfolio

Institutional investors are able to upload their corporate bond portfolio to our electronic trading platform utilizing the "My Portfolio" trading feature. Institutional investors who utilize "My Portfolio" benefit from the ability to automatically match inventory on our platform to bonds held in their portfolio, allowing them to more efficiently launch an inquiry and transact in these securities. Users of this feature can also directly access Corporate BondTicker™ to obtain the trading history of the securities in their portfolio.

Straight-Through Processing

Straight-through processing refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. There are two elements of straight-through processing: internal straight-through processing and external straight-through processing. Internal straight-through processing relates to the trade and settlement processes that are internal to an industry participant. For example, in the case of an institutional investor, this includes authorization of orders, placement of orders with broker-dealers, receipt of execution details and allocation of trades. External straight-through processing refers to connecting seamlessly to all external counterparts in the trading and settlement process.

Automation by way of straight-through processing improves efficiency throughout the trade cycle. We provide broker-dealers and institutional investors with a range of tools that facilitate straight-through processing, including order upload, easy-to-use online allocation tools and pre- and post-trade messaging features that enable institutional investors to communicate electronically between front- and back-office systems, thereby integrating the order, portfolio management and accounting systems of our broker-dealer and institutional investor clients in real time. Our straight-through processing tools can be customized to meet specific needs of clients. We continue to build industry partnerships to assist our clients in creating connectivity throughout the trade cycle. Through these partnerships, we are increasingly providing solutions that can quickly be deployed within our clients' trading operations.

Usage of our straight-through processing tools increased significantly during 2007. In our U.S. high-grade corporate bond business between 2005 and 2007, the number of orders uploaded electronically increased from 5,459 to 72,517. The number of online allocations increased from 58,847 to 94,187 and the number of completed trades delivered to institutional investor clients through our post-trade messaging functionality increased from 18% to 56% of total volume between 2005 and 2007.

Dealer API

We offer Application Programming Interface ("API") services to our broker-dealer clients for pre-trade, trade negotiation and post-trade services. This allows for straight-through processing, which improves efficiency and reduces errors in processing.

Technology Services

In 2007, we began providing technology consulting services. Fees for such services are charged based upon the complexity and extent of the services provided.

In November 2007, we formed a new subsidiary company, MarketAxess Technologies Inc., which acquired substantially all the assets of TWS, a financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues.

Dependence on Our Broker-Dealer Clients Who Are Also Our Stockholders

Revenues

We have historically earned a substantial portion of our commissions and overall revenues from broker-dealer clients that are (or whose affiliates are) also our stockholders ("Stockholder Broker-Dealer Clients"). For 2007, a total of seven dealers, and for 2006 and 2005, a total of nine dealers, were considered to be Stockholder Broker-Dealer Clients. Affiliates of most of our broker-dealer clients are also among our institutional investor clients. Information relating to the percentage of our commissions and total revenues generated by the Stockholder Broker-Dealer Clients is provided in the chart below:

	Year Ended December 31,		
	2007	2006	2005
Percentage of commissions	39.2%	49.9%	54.7%
Percentage of total revenues	37.1%	46.0%	49.7%
Number of Stockholder Broker-Dealer Clients	7	9	9

As of January 1, 2007, we believe these seven broker-dealer clients owned 12,979,397 shares or 37.4% of our common stock on a diluted basis, assuming conversion of our non-voting common stock and exercise of warrants into common stock. To the extent that some or all of these broker-dealer clients or their affiliates vote similarly, they are likely to be able to influence decisions requiring approval by our stockholders.

Our broker-dealer clients are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors. For more information, see "Item 1A., *Risk Factors* — Risks Related to the Potential Conflicts of Interest With Our Broker-Dealer Clients Who Are Also Our Stockholders — We are dependent on our broker-dealer clients, seven of which were also our stockholders as of January 1, 2007, who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors."

Board of Directors

We currently have 11 directors, nine of whom are not our employees. Of the nine non-employee directors, two are employees of entities that are affiliates of broker-dealer clients and stockholders of MarketAxess, although these entities do not have the contractual right to designate members of our Board of Directors.

Other Businesses

Our broker-dealer clients currently trade fixed-income securities by means other than our electronic trading platform and we expect them to continue to do so in the future. Our broker-dealer clients buy and sell fixed-income securities directly with their clients through traditional bond trading methods, including the telephone, e-mail messaging and other electronic means of communication, including proprietary, single-dealer systems.

We cannot be assured that such broker-dealers' primary commitments will not be to one of our competitors. Other companies, including some in which certain of our broker-dealer clients or their affiliates have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic trading platforms that compete or will compete with us. Furthermore, our broker-dealer clients or their affiliates have made, or may in the future make investments in or enter into agreements with other businesses that directly or indirectly compete with us.

Conflicts of Interest

For information concerning the potential conflicts of interest that may arise as a result of the various roles (broker-dealer client and stockholder) played by certain of our broker-dealer clients, please see "Item 1A., *Risk Factors* — Risks Related to the Potential Conflicts of Interest With Our Broker-Dealer Clients Who Are Also Our Stockholders."

Sales and Marketing

We promote our products and services using a variety of direct and indirect sales and marketing strategies. Our sales force is responsible for client acquisition activity and for increasing use of our platform by our existing clients. Their goal is to train and support existing and new clients on how to use the system and to educate them as to the benefits of utilizing an electronic fixed-income trading platform. We employ various strategies, including advertising, direct marketing, promotional mailings and participation in industry conferences, to increase awareness of our brand and our electronic trading platform. For example, we have worked with *The Wall Street Journal* to establish Corporate BondTicker™ as the source of information for its daily corporate bond and high-yield tables.

Competition

The electronic trading industry is highly competitive and we expect competition to intensify in the future. We face four main areas of competition:

- *Telephone* — We compete with bond trading business conducted over the telephone between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bonds are still traded between institutional investors and broker-dealers.

- *E-mail* — We compete with bond trading business conducted via e-mail between broker-dealers and their institutional investor clients. E-mail provides an efficient means of initiating product and price discovery with a large universe of potential trading partners.

- *Other electronic trading platforms* — There are numerous other electronic trading platforms currently in existence. These include: Thomson TradeWeb, a multi-dealer to institutional investor trading platform that has historically focused on government bond trading; Bloomberg, which provides electronic trading functionality; and the New York Stock Exchange, which launched a retail corporate bond trading platform in April 2007. In 2002, Thomson TradeWeb launched an electronic corporate bond trading platform. In addition, some broker-dealers operate proprietary electronic trading systems that enable institutional investors to trade directly with a broker-dealer over an electronic medium. We believe that we are currently the only platform primarily focused on multi-party disclosed trading of credit products between broker-dealers and institutional investors, though others have or may seek to expand their product offerings to compete in this market. Additionally, as we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services. For instance, our DealerAxess® platform competes with services offered by inter-dealer brokerage firms including BGC Partners L.P., Creditex, GFI Group Inc., ICAP plc and Tullet Prebon plc.

- *Market data and information vendors* — Several large market data and information providers currently have a data and analytics relationship with virtually every institutional firm. Some of these entities currently offer varying forms of electronic trading of fixed-income securities, mostly on a single-dealer basis. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. These entities are currently direct competitors to our information services business and may in the future become direct competitors to our electronic trading platform.

Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic trading platforms that compete or will compete with us. Furthermore, our broker-dealer clients have made, or may in the future make investments in or enter into agreements with other businesses that directly or indirectly compete with us.

In general, we compete on the basis of a number of key factors, including:

- broad network of broker-dealer and institutional investor clients using our electronic trading platform;
- liquidity provided by the participating broker-dealers;
- magnitude and frequency of price improvement;
- facilitating the quality and speed of execution;
- compliance benefits;
- total transaction costs;
- technology capabilities, including the reliability and ease of use of our electronic trading platform; and
- range of products and services offered.

We believe that we compete favorably with respect to these factors. Our trading volume has grown over the past five years and we continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Our broker-dealer clients have invested in building API's with us for inventory contributions, electronic trading, government bond benchmark pricing and post-trade messaging. We believe that we have successfully built deep roots with our broker-dealer clients, increasing our level of service to them while at the same time increasing their commitment to our services.

Furthermore, approximately 150 of our institutional investor clients have built interfaces to enable them to communicate electronically between our platform and their order, portfolio management and accounting systems. We believe that this increases the reliance of these institutional investor clients on our services and creates significant competitive barriers to entry.

Technology

The design and quality of our technology are critical to our growth and our ability to execute our business strategy. Our electronic trading platform has been designed with secure, scalable client-server architecture that makes broad use of distributed computing to achieve speed, reliability and fault tolerance. The platform is built on industry-standard technologies and has been designed to handle many multiples of our current trading volume.

All critical server-side components, primarily our networks, application servers and databases, have backup equipment running in case the main equipment fails. This offers fully redundant system capacity to maximize uptime and minimize the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. The majority of our broker-dealer clients have dedicated high-speed T-1 communication lines to our network in order to provide fast data transfer. Our security measures include industry-standard communications encryption.

We have designed our application with an easy-to-use, Windows-based interface. Through a secure, single sign-on, our clients are able to access our electronic trading platform. Clients are also able to execute transactions over our platform directly from their order management systems. We provide users an automatic software update feature that does not require manual intervention.

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platform, Web site and other proprietary materials are protected by copyright laws. We currently have six patent applications pending, covering certain aspects of our business.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark or trade secret rights.

We have obtained U.S. federal registration of the MarketAxess® name and logo, and the same mark and logo have been registered in several foreign jurisdictions. We have pending registrations for the MarketAxess® name and logo in several other foreign jurisdictions. In addition, we have obtained U.S. federal registration for the marks AutoSpotting®, BondLink®, FrontPage®, Actives®, DealerAxess® and associated designs. Corporate BondTicker™ is a trademark we use, but it has not been registered.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer subsidiaries fall within the scope of their regulations.

Regulation of the U.S. Securities Industry and Broker-Dealers

In the U.S., the SEC is the governmental agency responsible for the administration of the federal securities laws. Our U.S. subsidiary, MarketAxess Corporation, is registered with the SEC as a broker-dealer. It is also a member of FINRA, a self-regulatory organization to which most broker-dealers belong. In addition, MarketAxess Corporation is a member of the Securities Investor Protection Corporation, which provides certain protection for clients' accounts in the event of a liquidation of a broker-dealer to the extent any such accounts are held by the broker-dealer.

Additionally, MarketAxess Corporation is registered with certain states and the District of Columbia as a broker-dealer. The states and the District of Columbia are responsible for the administration of their respective "blue sky" laws, rules and regulations.

Regulation of the Non-U.S. Securities Industries and Investment Service Providers

The securities industry and financial markets in the U.K., the European Union and elsewhere are subject to extensive regulation. MarketAxess Europe Limited may fall within the scope of those regulations depending upon the extent to which it is characterized as providing a regulated investment service.

Our principal regulator in the U.K. is the FSA. Our subsidiary, MarketAxess Europe Limited, is registered as a Multilateral Trading Facility ("MTF") with the FSA.

The securities industry in the member states of the European Union is regulated by agencies in each member state. European Union measures provide for the mutual recognition of regulatory agencies and of prudential supervision making possible the grant of a single authorization for providers of investment services, which, in general, is valid throughout the European Union. As an FSA-approved MTF, MarketAxess Europe Limited receives the benefit of this authorization.

In May 2003, we incorporated a Canadian subsidiary, MarketAxess Canada Limited. It has applied for registration as an Alternative Trading System under the Securities Act of Ontario and is in the process of seeking approval for membership with the Investment Dealers Association of Canada.

Employees

As of December 31, 2007, we had 182 employees, 149 of whom were based in the U.S. and 33 of whom were based in the U.K. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Company Information

Our Internet website address is www.marketaxess.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934. Our Proxy Statements for our Annual Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

MarketAxess Holdings Inc.
140 Broadway
New York, NY 10005
Attn: Investor Relations

Our Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees. Each of these committees has a written charter approved by our Board of Directors. Our Board of Directors has also adopted a set of Corporate Governance Guidelines. Copies of each committee charter, along with the Corporate Governance Guidelines, are also posted on our website.

You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains an Internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

We have obtained federal registration of the MarketAxess® name and logo, as well as for the marks Auto-Spotting®, BondLink®, Actives®, FrontPage® and DealerAxess®. Other trademarks and service marks appearing in this annual report on Form 10-K are the property of their respective holders.

Item 1A. *Risk Factors*

Risks Related to the Potential Conflicts of Interest With Our Broker-Dealer Clients Who Are Also Our Stockholders

We are dependent on our broker-dealer clients, seven of which were also our stockholders as of January 1, 2007, who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors.

We rely on our broker-dealer clients to provide product and liquidity on our electronic trading platform by posting bond prices on our platform for bonds in their inventory and responding to institutional investor client inquiries. Although each broker-dealer client is currently a party to an agreement with us, the obligations of each broker-dealer under these agreements are minimal. None of these agreements is exclusive and broker-dealers may terminate such agreements and/or enter into, and in some cases have entered into, similar agreements with our competitors. For example, some of our broker-dealer clients are also clients of Thomson TradeWeb, a multi-dealer to institutional investor trading platform that operates an online corporate bond trading platform.

Our broker-dealer clients buy and sell fixed-income securities directly with their clients through traditional bond trading methods, including telephone conversations, e-mail messaging and other electronic means of communication. Currently, the preponderance of trading of U.S. high-grade corporate bonds still occurs using traditional bond trading methods. Most of our broker-dealer and institutional investor clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as equity holders, and such ventures or newly created ventures may compete with us and our electronic trading platform now and in the future.

Some of our broker-dealer clients have developed electronic trading networks or have announced their intention to explore the development of electronic trading networks. These competing trading platforms may offer some features that we do not currently offer. Furthermore, our broker-dealer clients have made, and may in the future continue to make, investments in businesses that directly or indirectly compete with us, including, either individually or collectively, organizing or investing in a separate company similar to us for the purpose of competing with us or pursuing corporate opportunities that might be attractive to us. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors.

Any reduction in the use of our electronic trading platform by our broker-dealer clients would reduce the number of different bond issues and the volume of trading in those bond issues on our platform, which could, in turn, reduce the use of our platform by our institutional investor clients. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We derive a significant percentage of our total revenues, and an even greater percentage of our commissions, from broker-dealer clients who are also our stockholders.

We have historically earned a substantial portion of our commissions from broker-dealer clients that were our stockholders. For the year ended December 31, 2007, $31.4 million or 39.2% of our commissions, for the year ended December 31, 2006, $35.6 million or 49.9% of our commissions and for the year ended December 31, 2005, $36.6 million or 54.7% of our commissions were generated by these stockholder broker-dealer clients. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. Reduced involvement of these broker-dealer clients due to the reduction in the level of their equity ownership may cause them to reduce or discontinue their use of our electronic trading platform and other services, which could negatively impact the use of our platform by our institutional investor clients. The loss of, or a significant reduction of, participation on our platform by these broker-dealer clients may have a material adverse effect on our business, financial condition and results of operations.

Several of our broker-dealer clients or their affiliates beneficially own a significant percentage of our outstanding common stock. These broker-dealer clients have strategic interests that differ from those of our other stockholders.

As of January 1, 2007, seven of our broker-dealer clients or their affiliates owned, in the aggregate, a significant percentage of our outstanding common stock. These broker-dealer clients have strategic interests that may be different from ours and those of our other stockholders. For example, in their capacity as broker-dealer clients, they would presumably favor lower commissions and/or commission caps. Furthermore, as stockholders in other consortia that have developed competitive electronic trading networks or have announced their intention to explore the development of competitive electronic trading networks, they may decide to direct some or all of their electronic trading business to one or more of our competitors. While these actions, if taken, would presumably reduce our revenues and our market capitalization and, therefore, the value of their ownership position in us, there can be no assurance that they will not decide to take such actions for their own strategic reasons.

We are not a party to any voting agreement with any of our stockholders and are not aware of any voting agreements among our broker-dealer clients; however, they may enter into a voting agreement in the future or otherwise vote in a similar manner. To the extent that all of these broker-dealer clients or their affiliates vote similarly, they will be able to determine decisions requiring approval by our stockholders. As a result, they or their affiliates may be able to:

- control the composition of our Board of Directors through their ability to nominate directors and vote their shares to elect them;
- control our management and policies; and
- determine the outcome of significant corporate transactions, including changes in control that may be beneficial to other stockholders.

As a result of these factors, we may be less likely to pursue relationships with strategic partners who are not stockholders of ours, which could impede our ability to expand our business and strengthen our competitive position. Furthermore, these factors could also limit stockholder value by preventing a change in control or sale of MarketAxess.

We may be limited in our use of our U.S. net operating loss carryforwards.

As of December 31, 2007, we had U.S. net operating loss carryforwards of $100.8 million that will begin to expire in 2019. A net operating loss carryforward enables a company to apply net operating losses incurred during a current period against future periods' profits in order to reduce tax liability in those future periods.

Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change", that company's use of its net operating losses is limited annually in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds 50 percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder.

In 2000 and 2001, MarketAxess Holdings Inc. and MarketAxess Corporation had an "ownership change." Net operating loss carryforwards of $39.2 million existed as of the date of ownership change. However, only $6.8 million are deemed utilizable and recognized in the net operating loss carryforward figure. In 2007, MarketAxess Holdings Inc. experienced an ownership change. We do not believe that this ownership change significantly impacts our ability to utilize existing net operating loss carryforwards.

The issuance or repurchase of a significant number of shares of stock or purchases or sales of stock by significant shareholders could result in an additional "ownership change." For, example, we may issue a substantial number of shares of our stock in connection with offerings, acquisitions and other transactions in the future and we could repurchase a significant number of shares in connection with a stock repurchase program, although no assurance can be given that any such offering, acquisition, other transaction or repurchase program will be undertaken. In addition, the exercise of outstanding options to purchase shares of our common stock may require us to issue additional shares of our common stock. The extent of the actual future use of our U.S. net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

Risks Related to Our Business

We face substantial competition that could reduce our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. We will continue to compete with bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically. In addition, our current and prospective competitors are numerous and include:

- other multi-dealer trading companies;
- market data and information vendors;
- securities and futures exchanges;
- inter-dealer brokerage firms;
- electronic communications networks;
- technology, software, information and media or other companies that have existing commercial relationships with broker-dealers or institutional investors; and
- other electronic marketplaces that are not currently in the securities business.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, engineering, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. We expect that we will potentially compete with a variety of companies with respect to each product or service we offer. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

Neither the sustainability of our current level of business nor our historical growth can be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

The use of our electronic trading platform is relatively new. The success of our business strategy depends, in part, on our ability to maintain and expand the network of broker-dealer and institutional investor clients that use our electronic trading platform. Our business strategy also depends on increasing the use of our platform by these clients. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platform.

Our growth is also dependent on our ability to diversify our revenue base. We currently derive a majority of our revenues from secondary trading in U.S. high-grade corporate bonds. The percentage of our commissions from such trading remained relatively constant for the years ended December 31, 2007, 2006 and 2005. Our long-term business strategy is dependent on expanding our service offerings and increasing our revenues from other fixed-income products and other sources. We cannot assure you that our efforts will be successful or result in increased revenues or continued profitability.

Our plans to pursue other opportunities for revenue growth are at an early stage, and we cannot assure you that our plans will be successful or that we will actually proceed with them as described.

Because we operate in a rapidly evolving industry, it is difficult to evaluate our business and prospects.

We expect to encounter risks and difficulties frequently experienced by companies operating in rapidly evolving industries, such as the electronic financial services industry. These risks and difficulties include, but are not limited to, our ability to:

- attract and retain broker-dealers and institutional investors on a cost-effective basis;
- expand and enhance reliable and cost-effective product and service offerings to our clients;
- respond effectively to competitive pressures;
- diversify our sources of revenues;
- maintain adequate control of our expenses;
- operate, support, expand and develop our operations, website, software, communications and other systems;
- manage growth in personnel and operations;
- increase awareness of our brand or market positioning;
- expand our sales and marketing programs; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

Decreases in trading volumes in the fixed-income markets generally or on our platform could harm our business and profitability.

We have experienced decreases in overall trading volume in certain periods, and may experience decreases in trading volume in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, result in lower revenues from commissions for trades executed on our electronic trading platform and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients which we have not penetrated, could result in lower trading volume on our platform and, consequently, lower commissions and other revenue. During periods of increased volatility in credit markets, the use of electronic trading platforms by market participants may decrease dramatically as institutional investors may seek to obtain additional information during the trade process through conversations with broker-dealers. In addition, during rapidly moving markets, broker-dealers may be less likely to post prices electronically.

A decline in trading volumes on our platform for any reason may have a material adverse effect on our business, financial condition and results of operations.

We may enter into new fee plans, the impact of which may be difficult to evaluate.

On June 1, 2005, we introduced a new fee plan primarily for secondary market transactions in U.S. high-grade corporate bonds executed on our electronic trading platform. On June 1, 2007, we introduced a new fee plan for European high-grade corporate bonds for the majority of our European dealers. The European dealers signed new one-year agreements. In addition, we anticipate that from time to time we will introduce new fee plans for the other market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives.

We cannot assure you that any new fee plans will result in an increase in the volume of transactions effected on our platform or that our revenues will increase as a result of the implementation of any such fee plans. Furthermore, resistance to the new fee plans by our broker-dealer or institutional investor clients could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks resulting from non-performance by counterparties to transactions executed between our broker-dealer clients in which we act as an intermediary in matching back-to back bond trades.

In June 2006, we began executing riskless principal bond transactions between our broker-dealer clients through our subsidiary, MarketAxess Corporation. We act as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our broker-dealer clients executing bond trades on the DealerAxess® platform. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by us. The policies and procedures we use to manage this credit risk are new and untested. There can be no assurance that these policies and procedures will effectively mitigate our exposure to credit risk.

If we experience significant fluctuations in our operating results or fail to meet revenues and earnings expectations, our stock price may fall rapidly and without advance notice.

Due to our limited operating history, our evolving business model and the unpredictability of our industry, we may experience significant fluctuations in our operating results. We base our current and future expense levels and our investment plans on estimates of future revenues and future rate of growth. Our expenses and investments are, to a large extent, fixed and we expect that these expenses will increase in the future. We may not be able to adjust our spending quickly enough if our revenues fall short of our expectations.

Our revenues and operating results may also fluctuate due to other factors, including:

- our ability to retain existing broker-dealer and institutional investor clients and attract new broker-dealer and institutional investor clients;
- our ability to drive an increase in use of our electronic trading platform by new and existing broker-dealer and institutional investor clients;
- changes in our pricing policies;
- the introduction of new features on our electronic trading platform;
- the effectiveness of our sales force;
- new product and service introductions by our competitors;
- fluctuations in overall market trading volume;
- technical difficulties or interruptions in our service;
- general economic conditions in our geographic markets;
- additional investment in our services or operations; and
- regulatory compliance costs.

As a result, our operating results may fluctuate significantly on a quarterly basis, which could result in decreases in our stock price.

We may not be able to introduce enhanced versions of our electronic trading platform, new services and/or service enhancements in a timely or acceptable manner, which could harm our competitive position.

Our business environment is characterized by rapid technological change, changing and increasingly sophisticated client demands and evolving industry standards. Our future will depend on our ability to develop and introduce new features to, and new versions of, our electronic trading platform. The success of new features and versions depends on several factors, including the timely completion, introduction and market acceptance of the feature or version. In addition, the market for our electronic trading platform may be limited if prospective clients require customized features or functions that we are unable or unwilling to provide. If we are unable to anticipate and respond to the demand for new services, products and technologies and develop new features and enhanced versions of our electronic trading platform that achieve widespread levels of market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platform to enter new markets. We cannot assure you that we will be able to successfully adapt our proprietary software and technology for use in other markets. Even if we do adapt our software and technology, we cannot assure you that we will be able to attract clients and compete successfully in any such new markets. We cannot assure you that our marketing efforts or our pursuit of any of these opportunities will be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by increasingly complex systems and infrastructures and new business models. If new industry standards and practices emerge, our existing technology, systems and electronic trading platform may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

- enhance our existing products and services;
- develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platform and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platform, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry standards. For example, our electronic trading platform functionality that allows searches and inquiries on bond pricing and availability is a critical part of our service, and it may become out-of-date or insufficient from our broker-dealer clients' or institutional investor clients' perspective and in relation to the inquiry functionality of our competitors' systems. If we face material delays in introducing new services, products and enhancements, our broker-dealer and institutional investor clients may forego the use of our products and use those of our competitors.

Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on a third-party vendor for our corporate bond reference database. Disruptions in the services provided by that third party to us, including as a result of their inability or unwillingness to continue to license products that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our electronic trading platform, systems and infrastructure; our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose clients.

In order to be successful, we must provide reliable, real-time access to our electronic trading platform for our broker-dealer and institutional investor clients. If our electronic trading platform is hampered by slow delivery times, unreliable service or insufficient capacity, our broker-dealer and institutional investor clients may decide to stop using our platform, which would have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size and scope, we will need to improve and upgrade our electronic trading platform and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platform and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We cannot assure you that we will successfully implement new technologies or adapt our existing electronic trading platform, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platform to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

We cannot assure you that we will not experience systems failures. Our electronic trading platform, computer and communication systems and other operations are vulnerable to damage, interruption or failure as a result of, among other things:

- irregular or heavy use of our electronic trading platform during peak trading times or at times of unusual market volatility;
- power or telecommunications failures, hardware failures or software errors;
- human error;
- computer viruses, acts of vandalism or sabotage (and resulting potential lapses in security), both internal and external;
- natural disasters, fires, floods or other acts of God;
- acts of war or terrorism or other armed hostility; and
- loss of support services from third parties, including those to whom we outsource aspects of our computer infrastructure critical to our business.

In the event that any of our systems, or those of our third-party providers, fail or operate slowly, it may cause any one or more of the following to occur:

- unanticipated disruptions in service to our clients;
- slower response times or delays in our clients' trade execution;
- incomplete or inaccurate accounting, recording or processing of trades;
- financial losses and liabilities to clients;
- litigation or other claims against us, including formal complaints to industry regulatory organizations; and
- regulatory inquiries, proceedings or sanctions.

Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name and lead our broker-dealer and institutional investor clients to decrease or cease their use of our electronic trading platform.

In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

We also cannot assure you that we have sufficient personnel to properly respond to system problems. We internally support and maintain many of our computer systems and networks, including those underlying our electronic trading platform. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our electronic trading platform, broker-dealers and institutional investors may become hesitant to use, or reduce or stop their use of, our trading platform.

Our electronic trading platform involves the storage and transmission of our clients' proprietary information. The secure transmission of confidential information over public networks is a critical element of our operations. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential information, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our broker-dealer and institutional investor clients to reduce or stop their use of our electronic trading platform. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, we cannot assure you that those measures will be sufficient.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platform. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have filed six patent applications covering aspects of our technology and/or business, but can make no assurances that any such patents will be issued or, if issued, will protect our business and processes from competition. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- prevent us from operating our business, or portions of our business;
- cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporates the challenged intellectual property;
- require us to redesign our products or services, which may not be feasible;
- result in significant monetary liability;
- divert management's attention and resources; and
- require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our electronic trading platform or any of our other current or future products or services or that any such assertion will not require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If we acquire or invest in other businesses, products or technologies, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions.

If appropriate opportunities present themselves, we may acquire or make investments in businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments involve a number of risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;
- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platform, products and services;
- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;
- there may be client confusion if our services overlap with those of the acquired company;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may result in litigation from terminated employees or third parties; and
- we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard M. McVey, Chief Executive Officer and Chairman of our Board of Directors. The terms of Mr. McVey's employment agreement with us do not require him to continue to work for us and allow him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity options, performance shares and restricted stock. Any loss or interruption of Mr. McVey's services or that of one or more of our other executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our broker-dealer and institutional investor clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers with extensive experience in designing and developing software and Internet-related services, hardware engineers, technicians, product managers and senior sales executives.

The market for qualified personnel has grown more competitive in recent periods as electronic commerce has experienced growth. Many of the companies with which we compete for experienced personnel have greater resources than we have and are longer established in the marketplace. In addition, in making employment decisions, particularly in the Internet, high-technology and financial services industries, job candidates often consider the total compensation package offered, including the value of the stock- based compensation they are to receive in connection with their employment. Significant volatility in the price of our common stock may adversely affect our ability to attract or retain key employees. The expensing of stock-based compensation may discourage us from granting the size or type of stock-based compensation that job candidates may require to join our company.

We cannot assure you that we will be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Termination of employees may result in additional costs

We are currently involved in arbitration claims filed by two former employees. We believe that both cases are without merit and we intend to vigorously defend them. However, an adverse settlement or judgment related to those or similar types of claims may have an adverse effect on our financial condition or results of operations. Regardless of the outcome of these claims, we may incur significant expense and management time dealing with such claims.

Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny.

The financial industry is extensively regulated by many governmental agencies and self-regulatory organizations, including the SEC and FINRA. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations.

Most aspects of our broker-dealer subsidiaries are highly regulated, including:

- the way we deal with our clients;
- our capital requirements;
- our financial and regulatory reporting practices;
- required record-keeping and record retention procedures;
- the licensing of our employees; and
- the conduct of our directors, officers, employees and affiliates.

We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

We have two major operating subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited. MarketAxess Corporation and MarketAxess Europe Limited are subject to U.S. and U.K. regulations as a registered broker-dealer and as a multilateral trading facility, respectively, which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator.

Changes in laws or regulations or in governmental policies, including the rules relating to the maintenance of specific levels of net capital applicable to our broker-dealer subsidiaries, could have a material adverse effect on our business, financial condition and results of operations. Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant compliance costs or cause the development of affected markets to become impractical. In addition, as we expand our business into new markets, it is likely that we will be subject to additional laws, rules and regulations. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

Our disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. A determination by the SEC to treat our trading platform as an alternative trading system subject to Regulation ATS would subject us to additional reporting obligations and other limitations on the conduct of our business, many of which could be material. Our anonymous dealer-to-dealer trading service, DealerAxess®, is regulated as an alternative trading system subject to Regulation ATS.

As an enterprise founded and historically controlled by broker-dealer competitors, we may be subject to ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by some of our competitors. In November 2000, we received a Civil Investigative Demand from the U.S. Department of Justice in connection with the Antitrust Division's investigation of electronic bond and other consortia trading systems. After compliance with all information requests, we received notice from the U.S. Department of Justice in 2004 that the investigation had been officially closed. As the use of our electronic trading platform grows and represents a greater share of the trading volume of fixed-income securities, the risk that other regulatory investigations could commence in the future increases. Additionally, the involvement of individuals affiliated with certain of our broker-dealer clients on our Board of Directors and as stockholders may subject us to increased regulatory scrutiny of our business. At any time, the outcome of investigations and other regulatory scrutiny could lead to compulsory changes to our business model, conduct or practices, or our relationships with our broker-dealer clients, or additional governmental scrutiny or private lawsuits against us, any of which could materially harm our revenues, impair our ability to provide access to the broadest range of fixed-income securities and impact our ability to grow and compete effectively, particularly as we implement new initiatives designed to enhance our competitive position.

The activities and consequences described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition and results of operations.

We expect to continue to expand our operations outside of the United States; however, we may face special economic and regulatory challenges that we may not be able to meet.

We operate an electronic trading platform in Europe and we plan to further expand our operations throughout Europe and other regions. There are certain risks inherent in doing business in international markets, particularly in the financial services industry, which is heavily regulated in many jurisdictions outside the United States. These risks include:

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platform;
- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;
- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;
- difficulties in staffing and managing foreign operations;
- fluctuations in exchange rates;
- reduced or no protection for intellectual property rights;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Historically, we have satisfied these needs primarily through equity financing from certain of our broker-dealer clients, our acquisition of Trading Edge, Inc., internally generated funds and our initial public offering. Although we believe that our available cash resources are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things:

- support more rapid growth of our business;
- develop new or enhanced services and products;
- respond to competitive pressures;
- acquire complementary companies or technologies;
- enter into strategic alliances;
- increase the regulatory net capital necessary to support our operations; or
- respond to unanticipated capital requirements.

We may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. Our existing investors, including our broker-dealer clients and their affiliates, have no obligation to make further investments in us, and we do not anticipate that they will do so. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and NASDAQ rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and may place undue strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. As a result, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our Board of Directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. NASDAQ rules also require that a majority of our Board of Directors and all of certain sub-committees of the Board of Directors consist of independent directors. We cannot assure you that our Board of Directors will continue to include a majority of independent directors to comply with the requirements of these rules.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We and our clients may become subject to these claims as the result of failures or malfunctions of our electronic trading platform and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

If the use of electronic trading platforms does not continue to increase, we will not be able to achieve our business objectives.

The success of our business plan depends on our ability to create an electronic trading platform for a wide range of fixed-income products. Historically, fixed-income securities markets operated through telephone communications between institutional investors and broker-dealers. The utilization of our products and services depends on the acceptance, adoption and growth of electronic means of trading securities. We cannot assure you that the growth and acceptance of electronic means of trading securities will continue.

Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States and elsewhere;
- adverse market conditions, including unforeseen market closures or other disruptions in trading;
- actual or threatened acts of war or terrorism or other armed hostilities;

- concerns over inflation and weakening consumer confidence levels;
- the availability of cash for investment by mutual funds and other wholesale and retail investors;
- the level and volatility of interest and foreign currency exchange rates; and
- legislative and regulatory changes.

Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the U.S. and global financial markets.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate headquarters and principal U.S. offices are located at 140 Broadway, New York, New York, where we lease 29,300 square feet under a lease expiring in February 2010. MarketAxess Europe Limited's headquarters and principal offices are located at 71 Fenchurch Street, London, England, where we lease 9,400 square feet under a lease expiring in November 2015. MarketAxess Technologies Inc. has offices in Salt Lake City, Utah, where we lease 2,100 square feet under a lease expiring in May 2008. In addition, we lease another 17,000 square feet at 350 Madison Avenue, New York, New York, which we currently sublet. The lease and sublease expire in April 2011.

Item 3. *Legal Proceedings*

In January 2007, two former employees commenced arbitration proceedings against MarketAxess Corporation before FINRA arising out of the expiration of certain vested and unvested stock options and unvested restricted shares issued to them. In April 2007, one of those former employees brought a separate FINRA arbitration against MarketAxess Holdings Inc. based on the same claim he had filed against MarketAxess Corporation. The arbitrations brought by that employee against both MarketAxess Corporation and MarketAxess Holdings Inc. have been consolidated before FINRA. The claims made by these two former employees total $4.5 million plus interest.

One former employee has alleged that we wrongfully prevented him from exercising his vested options when he sought to do so and that we wrongfully claimed that such options had expired on the previous day.

The other former employee has alleged that we wrongfully failed to accelerate the vesting of his then unvested options and restricted shares upon his termination and to waive the 90-day time period within which he was required to exercise his vested options. He further alleges that he is entitled to a bonus for the approximately five months that he worked for us during 2006.

MarketAxess Corporation answered both arbitration claims brought against it. We have vigorously defended the claims brought against both MarketAxess Corporation and MarketAxess Holdings Inc. Based on currently available information, we believe that the likelihood of a material loss is not probable. Accordingly, no amounts have been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to security holders for a vote during the fourth quarter of our fiscal year ended December 31, 2007.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX". The range of closing price information for our common stock, as reported by NASDAQ, was as follows:

2007:	High	Low
January 1, 2007 to March 31, 2007	$16.95	$12.41
April 1, 2007 to June 30, 2007	$18.20	$16.00
July 1, 2007 to September 30, 2007	$19.32	$14.00
October 1, 2007 to December 31, 2007	$16.34	$11.70
2006:	**High**	**Low**
January 1, 2006 to March 31, 2006	$13.68	$11.07
April 1, 2006 to June 30, 2006	$12.47	$ 9.96
July 1, 2006 to September 30, 2006	$11.25	$ 8.90
October 1, 2006 to December 31, 2006	$14.95	$10.10

On February 29, 2008, the last reported closing price of our common stock on the NASDAQ Global Select Market was $9.37.

Holders

There were 79 holders of record of our common stock as of February 29, 2008.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock since our inception and do not anticipate paying any cash dividends in the foreseeable future.

In the event we decide to declare dividends on our common stock in the future, such declaration will be subject to the discretion of our Board of Directors. Our Board may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our Board may deem relevant.

Use of Proceeds

None.

Recent Sales of Unregistered Securities

On November 9, 2007, we issued 64,642 shares of our common stock to TWS in connection with our acquisition of certain assets and assumption of certain liabilities of TWS. One-half of these shares vest on January 1, 2009 and the balance vests on January 1, 2010.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2007, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Dollar Value of Shares That May Yet Be Purchased Under the Plans
				(In thousand)
October 1, 2007 — October 31, 2007	75,345	$14.14	59,006	$9,086
November 1, 2007 — November 30, 2007	54,296	14.84	54,296	8,280
December 1 , 2007 — December 31, 2007	417,215	13.20	417,215	2,773
	546,856	$13.49	530,517	

On October 26, 2006, our Board of Directors authorized a stock repurchase program for up to $40 million of our common stock. Shares repurchased under the program will be held in treasury for future use. A total of 2,642,714 shares were repurchased at an aggregate cost of $37.2 million from the inception of the repurchase program through December 31, 2007. The stock repurchase program was completed in January 2008.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison from November 5, 2004 (the date our common stock commenced trading on the NASDAQ Global Select Market) through December 31, 2007 of (i) the cumulative total return for our common stock, (ii) the NASDAQ Composite Index, (iii) the NASDAQ Global Select Market Composite Index, (iv) the Dow Jones US Financial Services Index and (v) a peer group that we previously used. We believe that the Dow Jones US Financial Services Index provides a more meaningful peer group comparison of our stock performance. The peer group we are replacing consisted of: eSpeed, Inc., GFI Group Inc. and Investment Technology Group, Inc.

The NASDAQ Global Select Market Composite Index, introduced in July 2006, is a market capitalization weighted index that measures all NASDAQ domestic and international based common type stocks listed in the Global Select tier of the NASDAQ Stock Market. The index carries the index history of the NASDAQ National Market Composite Index.

The figures in this graph assume an initial investment of $100 in our common stock at the closing price of $17.49 on November 5, 2004, the date our common stock commenced trading on the NASDAQ National Market (now the NASDAQ Global Select Market), an initial investment of $100 on October 31, 2004 in each of the three indexes and an initial investment of $100 in each of the companies in the peer group at their respective closing prices on November 5, 2004.

The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns. Data for the NASDAQ Composite Index, the NASDAQ Global Select Market Composite Index, the Dow Jones US Financial Services Index and the peer group assume reinvestment of dividends. We have never paid dividends on our common stock and have no present plans to do so. All performance data have been provided by Research Data Group, Inc.

COMPARISON OF 38 MONTH CUMULATIVE TOTAL RETURN*



$350
$300
$250
$200
$150
$100
$50
$0
11/04
12/04
12/05
12/06
12/07
MarketAxess Holdings Inc.
NASDAQ Composite
NASDAQ Global Select
Dow Jones US Financial Services
Peer Group

---

*On November 2, 2004, the registration statement relating to our initial public offering at a price of $11.00 per share was declared effective. Our common stock begin trading on the NASDAQ National Market (now the NASDAQ Global Select Market) on November 5, 2004 and, as required by SEC regulations, the above graph begins with the closing price of our common stock on that date of $17.49.

Item 6. *Selected Financial Data*

The selected statement of operations data for each of the years ended December 31, 2007, 2006 and 2005 and the selected balance sheet data as of December 31, 2007 and 2006 have been derived from our audited financial statements included elsewhere in this Form 10-K. The selected statement of operations data for the years ended December 31, 2004 and 2003, and the balance sheet data as of December 31, 2005, 2004 and 2003 have been derived from our audited financial statements not included in this Form 10-K.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except share and per share amounts)				
Statement of Operations Data:					
Revenues					
Commissions					
U.S. high-grade(1)	$ 52,541	$ 47,752	$ 45,615	$ 45,465	$ 40,310
European high-grade	18,828	15,368	14,078	15,142	7,126
Other(2)	8,845	8,310	7,225	7,565	5,364
Total commissions	80,214	71,430	66,918	68,172	52,800
Information and user access fees	5,877	5,477	4,435	2,713	1,144
License fees	688	866	2,988	3,143	4,145
Interest income	5,242	4,595	3,160	882	371
Other(3)	1,622	948	1,059	887	—
Total revenues	93,643	83,316	78,560	75,797	58,460
Expenses					
Employee compensation and benefits(4)	43,051	42,078	35,445	33,146	26,860
Depreciation and amortization	7,170	6,728	5,649	3,468	4,688
Technology and communications	7,463	7,704	7,401	6,402	4,755
Professional and consulting fees	7,639	8,072	9,355	4,908	4,180
Warrant-related expense(5)	—	—	—	2,524	5,400
Occupancy	3,275	3,033	2,365	1,842	1,845
Marketing and advertising	1,905	1,769	2,581	2,530	2,292
Moneyline revenue share	—	—	—	1,240	1,806
General and administrative	5,889	5,328	4,203	2,421	2,232
Total expenses	76,392	74,712	66,999	58,481	54,058
Income before income taxes	17,251	8,604	11,561	17,316	4,402
Provision (benefit) for income taxes(6)	6,931	3,183	3,419	(40,271)	190
Net income	$ 10,320	$ 5,421	$ 8,142	$ 57,587	$ 4,212
Net income (loss) per common share(7):					
Basic	$ 0.32	$ 0.18	$ 0.29	$ 6.76	$ (2.20)
Diluted	$ 0.30	$ 0.15	$ 0.23	$ 1.88	$ (2.20)
Weighted average number of shares of common stock outstanding:					
Basic	32,293,036	30,563,437	28,156,505	7,097,682	3,288,464
Diluted	34,453,195	35,077,348	35,512,346	30,638,644	3,288,464

	As of December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents, short-term investments and securities-available-for-sale	$124,290	$131,015	$118,145	$103,449	$ 36,182
Working capital(8)	120,656	135,268	120,016	103,996	31,884
Total assets	198,366	204,278	190,462	175,646	57,183
Total redeemable convertible preferred stock	—	—	—	—	159,664

(1) Commissions include commissions from monthly distribution fees and transactions between institutional investor clients and broker-dealer clients as well as transactions between broker-dealer clients.

(2) Other commissions consist primarily of commissions from the trading of emerging markets, crossover and high-yield, new issue, agency and treasury bonds as well as credit default swap indices.

(3) Other revenues consist primarily of telecommunications line charges to broker-dealer clients and other miscellaneous revenues.

(4) We adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") using the modified prospective transition method effective January 1, 2006. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Incremental stock-based compensation expense related to employee stock options recognized under SFAS 123R for the years ended December 31, 2007 and 2006 was $3.0 million and $3.2 million, respectively.

(5) Warrant-related expense is the expense associated with the allocation of warrants to purchase shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. While the warrant was expensed each quarter, this was a non-cash expense that varied with the underlying fair market value of our common stock. The final share allocations under the warrant program occurred on March 1, 2004. Accordingly, we no longer record any expense related to this warrant.

(6) During the year ended December 31, 2004, we reduced the valuation allowance relating to our deferred tax assets by $46.1 million, from $64.3 million to $18.1 million. Due to the fact that we had achieved multiple quarters of profitability, it became more likely than not that we would be able to utilize our net operating loss carryforwards. We also determined that it was more likely than not that all of the temporary differences relating to the deductibility of certain expenses for book and tax purposes, including the warrant-related expense, would be utilized prior to expiration. We also recognized $2.1 million in tax credits and an additional tax benefit for operating losses of $1.5 million. Without giving effect to the reduction of the valuation allowance, tax credits and the additional benefit for operating losses, our net income for the year ended December 31, 2004 would have been $7.9 million.

(7) Includes the effect of dividends accrued on our redeemable convertible preferred stock. Upon completion of our initial public offering, all outstanding shares of redeemable convertible preferred stock and convertible preferred stock were converted into 14,484,493 shares of common stock and 4,266,310 shares of non-voting common stock.

(8) Working capital is defined as current assets minus current liabilities. Current assets consist of cash and cash equivalents, short-term investments, securities and cash provided as collateral, accounts receivable, and prepaid expenses. Current liabilities consist of accrued employee compensation, deferred revenue, and accounts payable, accrued expenses and other liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. — Risk Factors" and elsewhere in this Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Executive Summary

MarketAxess operates one of the leading platforms for the electronic trading of corporate bonds and certain other types of fixed-income securities. Through our platform, 674 active institutional investor client firms (firms that executed at least one trade through our electronic trading platform between January 2007 and December 2007) can access the aggregate liquidity provided by the collective interest of our 30 broker-dealer clients in buying or selling bonds through our platform. Our active institutional investor clients include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds. We provide data and analytical tools that help our clients make trading decisions, we provide connectivity solutions that facilitate the trading process by electronically communicating order information between trading counterparties and we provide our clients with ancillary technology services. Our revenues are primarily generated from the trading of U.S. and European high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds, new issues and credit default swap indices. Our DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on our platform.

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from information and user access fees, license fees, investment income and other income, which includes fees earned from our technology services business. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and other general and administrative expenses.

We seek to grow and diversify our revenues by capitalizing on our status as the operator of a leading platform for the electronic trading of corporate bonds and certain other types of fixed-income securities. The key elements of our strategy are:

- to innovate and efficiently add new functionality and product offerings to the MarketAxess platform that we believe will help to increase our market share with existing clients, as well as expand our client base;
- to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to: deploy our electronic trading platform into additional product segments within the fixed-income securities markets; deliver fixed-income securities-related technical services and products; and deploy our electronic trading platform into new client segments;
- to continue building our existing service offerings so that our electronic trading platform is fully integrated into the workflow of our broker-dealer and institutional investor clients and to continue to add functionality to allow

our clients to achieve a fully automated end-to-end straight-through processing solution (automation from trade initiation to settlement);

- to add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients; and
- to continue to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients.

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may result in declining trading volume. These factors could have a material adverse effect on our business, financial condition and results of operations. These factors include, among others, credit market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, and economic and political conditions in the United States, Europe and elsewhere.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer trading companies. Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic platforms that may compete with us.

In general, we compete on the basis of a number of key factors, including, among others, the liquidity provided on our platform, the magnitude and frequency of price improvement enabled by our platform and the quality and speed of execution. We believe that we compete favorably with respect to these factors. Our trading volume and client acceptance have grown significantly over the past five years and we continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant costs.

Our U.S. subsidiary, MarketAxess Corporation, is a registered broker-dealer with the SEC and is a member of FINRA. Our U.K. subsidiary, MarketAxess Europe Limited, is registered as a multilateral trading facility dealer with the FSA in the U.K. Both U.S. and U.K. regulations prohibit repayment of borrowings from these subsidiaries or their affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such regulated entity's principal regulator. MarketAxess Canada Limited, a Canadian subsidiary that we incorporated in May 2003, has applied for registration as an Alternative Trading System dealer under the Securities Act of Ontario and is in the process of seeking approval for membership with the Investment Dealers Association of Canada.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and NASDAQ rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.

Rapid Technological Changes

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by increasingly complex systems and infrastructures and new business models. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Trends in Our Business

The majority of our revenues are derived from monthly distribution fees and commissions for transactions executed on our platform between our institutional investor and broker-dealer clients. We believe that there are five key variables that impact the notional value of such transactions on our platform and the amount of commissions earned by us:

- the number of institutional investor clients that participate on the platform and their willingness to originate transactions through the platform;
- the number of broker-dealer clients on the platform and the competitiveness of the prices they provide to the institutional investor clients;
- the number of markets for which we make trading available to our clients;
- the overall level of activity in these markets; and
- the level of commissions that we collect for trades executed through the platform.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platform, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

The second half of 2007 was a period of significant turmoil in the U.S. and European credit markets, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. The average daily trading volume of U.S. high-grade corporate bonds for the second half of 2007 decreased by 14% compared to the second half of 2006. We believe the resultant lack of liquidity in the credit markets led institutional investors to reduce overall bond trading activity and conduct a higher percentage of their trades directly with their broker-dealer counterparties, resulting in lower volumes on our platform. We also believe that a stabilization in credit market conditions, at higher overall levels of credit spreads, is likely to favorably impact the volume of trades conducted over our platform.

We have historically earned a substantial portion of our commissions and overall revenues from broker-dealer clients that are (or whose affiliates are) our stockholders. For 2007, a total of seven dealers, and for 2006 and 2005, a total of nine dealers, were considered to be Stockholder Broker-Dealer Clients. The percentage of our revenues derived from our Stockholder Broker-Dealer Clients has been declining due to the sale of shares of our common stock since our initial public offering in November 2004 by several of our founding dealers. For the year ended December 31, 2007, the percentage decreased to 37.1% from 46.0% for the year ended December 31, 2006.

Affiliates of most of our broker-dealer clients are also among our institutional investor clients. A table detailing the amount of our revenues generated by the Stockholder Broker-Dealer Clients and their respective affiliates, as well as the corresponding percentage of the respective revenue line item, is provided below for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
	($ in thousands)		
Revenues generated by Stockholder-Broker Dealer Clients and their affiliates			
Commissions	$31,442	$35,626	$36,588
Information and user access fees	798	1,177	1,052
Investment income	2,062	1,007	796
Other	452	510	607
Total	$34,754	$38,320	$39,043
Percentage of revenues			
Commissions	39.2%	49.9%	54.7%
Information and user access fees	13.6%	21.5%	23.7%
Investment income	39.3%	21.9%	25.2%
Other	27.9%	53.8%	57.3%
Total	37.1%	46.0%	49.7%
Number of Stockholder Broker-Dealer Clients	7	9	9

Commission Revenue Trends

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on our platform and vary based on the type, size, yield and maturity of the bond traded. The commission rates are based on a number of factors, including fees charged by inter-dealer brokers in the respective markets, average bid-offer spreads in the products we offer and transaction costs through alternative channels including the telephone. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

U.S. High-Grade Corporate Bond Commissions. On June 1, 2005, we introduced a new fee plan primarily for secondary market transactions in U.S. high-grade corporate bonds executed on our institutional client to multi-dealer electronic trading platform. The fee plan incorporates higher fixed monthly fees and lower variable fees for our broker-dealer clients than the previous U.S. high-grade corporate transaction fee plans and incorporates volume incentives to our broker-dealer clients that are designed to increase the volume of transactions effected on our platform. Under the fee plan, we electronically add the variable fee to the spread quoted by the broker-dealer client but do not charge for inquiries that an institutional investor client sends to a single broker-dealer client. The combination of higher fixed and lower variable fees in the plan results in higher total revenue to us at current or lower volume levels. If volume grows, total revenues could be less under the new plan than the previous plan due to the lower variable fees. For trades on our DealerAxess® dealer-to-dealer electronic trading platform, we typically charge a fee to the broker-dealer client involved in the transaction that is based on the size of the transaction and the maturity of the bond traded. Monthly minimum fees applied to certain dealers participating on the DealerAxess® platform in their first year of trading. The majority of the DealerAxess® monthly minimum commitments expired as of June 30, 2007.

European High-Grade Corporate Bond Commissions. On June 1, 2007, we introduced a new fee plan for European high-grade corporate bond trades for the majority of our European dealers. Similar to the U.S. high-grade plan, the new European high-grade corporate bond fee plan incorporates fixed monthly fees and a variable fee that is lower than the transaction fee under the previous European high-grade plan and incorporates incentives to our broker-dealer clients that are designed to increase the volume of transactions effected on our platform. The variable fee under the new plan is dependent on the type of bond traded and the maturity of the issue. The combination of the fixed and variable fees in the new plan results in higher total revenue to us at current or lower volume levels. If volume grows, total revenues could be less under the new plan than the previous plan due to the lower variable fees. Under the fee plan in effect prior to June 1, 2007, broker-dealer transaction fees varied based on the type of bond traded and the maturity of the issue. This fee schedule applied a tiered fee structure, which reduced the fee per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and did not carry a fixed monthly fee.

Other Commissions. Commissions for other bond and credit default swap trades generally vary based on the type and the maturity of the instrument traded. We generally operate using standard fee schedules that may include both variable transaction fees and fixed monthly fees that are charged to the participating dealers.

We anticipate that some reduction in average fees per million may occur in the future. Consequently, past trends in commissions are not necessarily indicative of future commissions.

Other Revenue Trends

In addition to the commissions discussed above, we earn revenue from information services fees paid by institutional investor and broker-dealer clients, license fees, income on investments and other services.

Information and User Access Fees. We charge information services fees for Corporate BondTicker™ to our broker-dealer clients, institutional investor clients and data-only subscribers. The information services fee is a flat monthly fee, based on the level of service. We also generate information services fees from the sale of bulk data to certain institutional investor clients and data-only subscribers. Institutional investor clients trading U.S. high-grade corporate bonds are charged a monthly user access fee for the use of our platform. The fee, billed quarterly, is charged to the client based on the number of the client's users. To encourage institutional investor clients to execute trades on our U.S. high-grade corporate bond platform, we reduce these information and user access fees for such clients once minimum quarterly trading volumes are attained.

License Fees. License fees consist of fees received from broker-dealer clients for access to our trading platform through a non-exclusive and non-transferable license. Broker-dealer clients generally pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using our electronic trading platform. The license fee is recognized in the first three months of the agreement in the estimated amount of the set-up costs that we incur and the remaining amount is amortized over the initial term of the agreement, which is generally three years. We anticipate that license fees will be an insignificant source of revenues for us on a going-forward basis.

Investment Income. Investment income consists of income earned on our investments.

Other. Other revenues consist of telecommunications line charges to broker-dealer clients and other miscellaneous revenues. In 2007, we also began providing technology consulting services and, through our acquisition of TWS in November 2007, certain connectivity solutions.

Expense Trends

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock compensation costs, other incentive compensation, employee benefits and payroll taxes. Effective January 1, 2006, the Company adopted SFAS 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees based on estimated fair values.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over a three-year period. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease.

Technology and Communications. Technology and communications expense consists primarily of costs relating to maintenance on software and hardware, our internal network connections, data center hosting costs and data feeds provided by outside vendors or service providers. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and non-information technology consultants for services provided for the maintenance of our trading platform and information services products.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of print and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platform and information services.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors expenses, charitable contributions, provision for doubtful accounts, and various state franchise and U.K. value-added taxes.

We anticipate expense growth in the future, primarily due to investment in new products, notably in employee compensation and benefits, professional and consulting fees, and general and administrative expense, but we believe that operating leverage can be achieved by increasing volumes in existing products and adding new products without substantial additions to our infrastructure.

Critical Accounting Policies

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the Notes to our Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Use of Estimates

On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts

We continually monitor collections and payments from our customers and maintain an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Software Development Costs

We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. We capitalize employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from information and user access fees, license fees, investment income and other services. Other income includes revenues from technology licenses, maintenance and consulting services. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

We enter into agreements with our broker-dealer clients pursuant to which we provide access to our platform through a non-exclusive and non-transferable license. Broker-dealer clients generally pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using our electronic trading platform. Revenue is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred (50% in the first month, 40% in the second month and 10% in the third month), and the remaining amount is deferred and recognized ratably over the initial term of the agreement, which is generally three years. We anticipate that license fees will be an insignificant source of revenues on a going-forward basis.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. There were no contract loss provisions recorded as of December 31, 2007. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards in accordance with SFAS 123R. This statement requires that compensation expense for all share-based awards be recognized based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital. We adopted SFAS 123R using the modified prospective transition method effective January 1, 2006.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), which applies to all tax positions accounted for under SFAS 109. A "tax position" includes current or future reductions in taxable income reported or expected to be reported on a tax return. FIN 48 supplements SFAS 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" (i.e., greater than 50% likelihood) to be sustained based solely on its technical merits as of the reporting date. In making this assessment, a company must assume that the taxing authorities will examine the position. As a result of the implementation of FIN 48 effective January 1, 2007, we recognized an increase in deferred tax assets of $3.0 million related to previously unrecognized tax benefits, which was accounted for as an increase to additional paid-in capital of $0.3 million and an increase in accrued expenses of $2.7 million. Unrecognized tax benefits as of January 1, 2007 and December 31, 2007 were $2.7 million. If recognized, this entire amount would impact the effective tax rate. In accordance with FIN 48, certain deferred tax assets aggregating $14.1 million were no longer recognized and the related valuation allowance was reversed.

Business Combinations, Goodwill and Intangibles Assets

We account for business acquisitions under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we no longer amortize goodwill and other intangibles with indefinite lives. We perform an impairment review of goodwill on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technology and other intangible assets, are amortized on a straight-line basis over their estimated useful lives of five years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment pursuant to the provisions of SFAS No. 144, "Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of."

Segment Results

As an electronic, multi-dealer platform for trading fixed-income securities, our operations constitute a single business segment pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Because of the highly integrated nature of the financial markets in which we compete and the integration of our worldwide business activities, we believe that results by geographic region, products or types of clients are not necessarily meaningful in understanding our business.

Results of Operations

Financial Results

The following table presents our consolidated operating results expressed in U.S. dollars and as a percentage of total revenues for each of the years presented:

	Year Ended December 31,					
	2007		2006		2005	
	$	% of Revenues	$	% of Revenues	$	% of Revenues
	($ in thousands)					
Revenues						
Commissions						
U.S. high-grade	$52,541	56.1%	$47,752	57.3%	$45,615	58.1%
European high-grade	18,828	20.1	15,368	18.4	14,078	17.9
Other	8,845	9.4	8,310	10.0	7,225	9.2
Total commissions	80,214	85.7	71,430	85.7	66,918	85.2
Information and user access fees	5,877	6.3	5,477	6.6	4,435	5.6
License fees	688	0.7	866	1.0	2,988	3.8
Interest income	5,242	5.6	4,595	5.5	3,160	4.0
Other	1,622	1.7	948	1.1	1,059	1.3
Total revenues	93,643	100.0	83,316	100.0	78,560	100.0
Expenses						
Employee compensation and benefits	43,051	46.0	42,078	50.5	35,445	45.1
Depreciation and amortization	7,170	7.7	6,728	8.1	5,649	7.2
Technology and communications	7,463	8.0	7,704	9.2	7,401	9.4
Professional and consulting fees	7,639	8.2	8,072	9.7	9,355	11.9
Occupancy	3,275	3.5	3,033	3.6	2,365	3.0
Marketing and advertising	1,905	2.0	1,769	2.1	2,581	3.3
General and administrative	5,889	6.3	5,328	6.4	4,203	5.4
Total expenses	76,392	81.6	74,712	89.7	66,999	85.3
Income before taxes	17,251	18.4	8,604	10.3	11,561	14.7
Provision for income taxes	6,931	7.4	3,183	3.8	3,419	4.4
Net income	$10,320	11.0%	$ 5,421	6.5%	$ 8,142	10.4%

Statistical Information

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,		
	2007	2006	2005
Trading Volume Data (in billions)			
U.S. high-grade — multi dealer	$194.1	$176.4	$170.1
U.S. high-grade — single dealer	15.1	19.0	7.5
Total U.S. high-grade	209.2	195.4	177.6
European high-grade	77.4	87.6	73.4
Other	73.3	56.6	48.2
Total	$359.9	$339.6	$299.2
Number of U.S. Trading Days	250	249	250
Number of U.K. Trading Days	253	251	253

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates. Single-dealer inquiries represent U.S. high-grade trades on which no fees were charged in accordance with the U.S. high-grade corporate bond fee plan that went into effect on June 1, 2005. Credit default swap trading volume data are included in Other. Trading volume data related to DealerAxess® bond trading between broker-dealer clients are included in either U.S. high-grade or Other trading volumes, as appropriate.

Our active institutional investor clients (firms that executed at least one trade through our electronic platform during the applicable year) and our broker-dealer clients as of December 31, 2007, 2006 and 2005 were as follows:

	December 31,		
	2007	2006	2005
Institutional Investor Clients:			
U.S	465	460	432
Europe	209	229	225
Total	674	689	657
Broker-Dealer Clients	30	25	25

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Overview

Total revenues increased by $10.3 million or 12.4% to $93.6 million for the year ended December 31, 2007 from $83.3 million for the year ended December 31, 2006. This increase in total revenues was primarily due to increases in total commissions of $8.8 million, other income of $0.7 million and investment income of $0.6 million.

Total expenses increased by $1.7 million or 2.2% to $76.4 million for the year ended December 31, 2007 from $74.7 million for the year ended December 31, 2006. This increase was primarily due to higher employee compensation and benefits of $1.0 million.

Income before taxes increased by $8.6 million or 100.5% to $17.3 million for the year ended December 31, 2007, from $8.6 million for the year ended December 31, 2006. Net income increased by $4.9 million or 90.4% to $10.3 million for the year ended December 31, 2007, from $5.4 million for the year ended December 31, 2006.

Revenues

Our revenues for the years ended December 31, 2007 and 2006, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2007		2006			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
			($ in thousands)			
Revenues						
Commissions						
U.S. high-grade	$52,541	56.1%	$47,752	57.3%	$ 4,789	10.0%
European high-grade	18,828	20.1	15,368	18.4	3,460	22.5
Other	8,845	9.4	8,310	10.0	535	6.4
Total commissions	80,214	85.7	71,430	85.7	8,784	12.3
Information and user access fees	5,877	6.3	5,477	6.6	400	7.3
License fees	688	0.7	866	1.0	(178)	(20.6)
Investment income	5,242	5.6	4,595	5.5	647	14.1
Other	1,622	1.7	948	1.1	674	71.1
Total revenues	$93,643	100.0%	$83,316	100.0%	$10,327	12.4%

Commissions. Total commissions increased by $8.8 million or 12.3% to $80.2 million for the year ended December 31, 2007 from $71.4 million for 2006. The following table shows the extent to which the increase in commissions for the year ended December 31, 2007 was attributable to changes in transaction volumes, variable fees per million, fixed monthly distribution and DealerAxess® minimum fees:

	Change from Year Ended December 31, 2006			
	U.S. High-Grade	European High-Grade	Other	Total
		(In thousands)		
Volume increase (decrease)	$1,069	$(1,789)	$ 2,452	$ 1,731
Variable fee per million increase (decrease)	1,399	(2,899)	(1,917)	(3,416)
Fixed monthly distribution fees increase	1,675	8,148	—	9,823
DealerAxess® minimum fees increase	646	—	—	646
Total commissions increase	$4,789	$ 3,460	$ 535	$ 8,784

Our average fee per million for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31,	
	2007	2006
Average Fee Per Million		
U.S. high-grade		
Total	$251	$244
Variable	84	77
European high-grade		
Total	243	175
Variable	138	175
Other	121	147
All Products	223	210

U.S. high-grade volume increased by 7.1% for the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in U.S. high-grade volume was due primarily to an improvement in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 8.5% for the year ended December 31, 2006 to 9.4% for the year ended December 31, 2007, offset by a decline in overall market volume as measured by FINRA TRACE. Estimated FINRA TRACE U.S. high-grade volume decreased by 3.0% from $2,295 billion for the year ended December 31, 2006 to $2,227 billion for the year ended December 31, 2007. We believe that the credit market turmoil experienced in the second half of 2007 negatively impacted overall FINRA TRACE volume. The fixed monthly U.S. high-grade distribution fees were $31.5 million for the year ended December, 2007, compared to $29.8 million for the year ended December 31, 2006. The DealerAxess® monthly minimum fees were $3.5 million and $2.8 million for the years ended December 31, 2007 and 2006, respectively. The majority of the DealerAxess® minimum fee commitments expired as of June 30, 2007. The total U.S. high-grade average fee per million is calculated for each period presented using both the variable transaction fees and the fixed monthly distribution fees, including the DealerAxess® monthly minimum fees, paid by our broker-dealer clients. The variable U.S. high-grade average fee per million increased due to the longer maturity of trades executed on the platform, for which we charge higher commissions.

European high-grade volume decreased by 11.6%, net of the favorable effect of foreign currency changes, for the year ended December 31, 2007, compared to the year ended December 31, 2006. During the second half of 2007, we believe that the European credit markets experienced market conditions similar to the U.S. On June 1, 2007, we introduced a new fee plan for European high-grade corporate bond trades. Similar to the U.S. high-grade plan, the new European high-grade corporate bond fee plan incorporates a fixed monthly fee and a variable fee that is dependent on the type of bond traded and the maturity of the issue. The fixed monthly European high-grade distribution fee was $8.1 million for year ended December 31, 2007. The total European high-grade average fee per million is calculated for each period presented using both the variable transaction fees and the fixed monthly distribution fees paid by our broker-dealer clients. The decrease in the variable European high-grade average fee per million for the year ended December 31, 2007 compared to the year ended December 31, 2006 resulted principally from the introduction of the new European high-grade fee plan.

Other volume increased by 29.5% for the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase was primarily due to higher credit default swap, high-yield and agencies volume. Other average fee per million declined primarily due to higher volume in products which carry lower fees per million, including credit default swap indexes and agencies.

Information and User Access Fees. Information and user access fees increased by $0.4 million or 7.3% to $5.9 million for the year ended December 31, 2007 from $5.5 million for the year ended December 31, 2006. This increase was primarily due to an increase in the number of data sales and higher pricing for our Corporate BondTicker™ service.

License Fees. License fees decreased by $0.2 million or 20.6% to $0.7 million for the year ended December 31, 2007 from $0.9 million for the year ended December 31, 2006. This decrease was attributable to a decline in the amortization of previously received license fees. We anticipate that license fees will be an insignificant source of revenues for us on a going-forward basis.

Investment Income. Investment income increased by $0.6 million or 14.1% to $5.2 million for the year ended December 31, 2007 from $4.6 million for the year ended December 31, 2006. This increase was primarily due to higher cash and cash equivalents and securities available-for-sale balances and a rise in interest rates during the year ended December 31, 2007.

Other. Other revenues increased by $0.7 million or 71.1% to $1.6 million for the year ended December 31, 2007 from $0.9 million for the year ended December 31, 2006. Other revenues in 2007 included $0.6 million in revenue recognized under a technology development contract with a broker-dealer client.

Expenses

Our expenses for the years ended December 31, 2007 and 2006, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2007		2006			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$43,051	46.0%	$42,078	50.5%	$ 973	2.3%
Depreciation and amortization	7,170	7.7	6,728	8.1	442	6.6
Technology and communications	7,463	8.0	7,704	9.2	(241)	(3.1)
Professional and consulting fees	7,639	8.2	8,072	9.7	(433)	(5.4)
Occupancy	3,275	3.5	3,033	3.6	242	8.0
Marketing and advertising	1,905	2.0	1,769	2.1	136	7.7
General and administrative	5,889	6.3	5,328	6.4	561	10.5
Total expenses	$76,392	81.6%	$74,712	89.7%	$1,680	2.2%

Employee Compensation and Benefits. Employee compensation and benefits increased by $1.0 million or 2.3% to $43.1 million for the year ended December 31, 2007 from $42.1 million for the year ended December 31, 2006. This increase was primarily attributable to higher incentive compensation costs of $2.6 million and employee benefits and payroll taxes of $1.0 million, offset by a reduction in employee severance costs of $1.3 million, salary expense of $1.1 million and stock compensation costs of $0.7 million. The total number of employees increased to 182 as of December 31, 2007 from 176 as of December 31, 2006. As a percentage of total revenues, employee compensation and benefits expense decreased to 46.0% for the year ended December 31, 2007 from 50.5% for the year ended December 31, 2006.

Depreciation and Amortization. Depreciation and amortization expense increased by $0.4 million or 6.6% to $7.2 million for the year ended December 31, 2007 from $6.7 million for the year ended December 31, 2006. This increase was attributable to increased amortization of capitalized software development costs for our credit default swap and DealerAxess® products. For the year ended December 31, 2007, we capitalized $3.4 million of software development costs and $1.5 million of computer and related equipment purchases.

Technology and Communications. Technology and communications expense decreased by $0.2 million or 3.1% to $7.5 million for the year ended December 31, 2007 from $7.7 million for the year ended December 31, 2006. This decrease was attributable to lower maintenance and office hardware costs.

Professional and Consulting Fees. Professional and consulting fees decreased by $0.4 million or 5.4% to $7.6 million for the year ended December 31, 2007 from $8.1 million for the year ended December 31, 2006. This decrease was primarily due to a reduction in audit and tax fees of $0.9 million and technology and non-technology consulting costs of $0.6 million, offset by higher recruiting fees of $0.7 million and legal costs of $0.6 million.

Occupancy. Occupancy costs increased by $0.2 million or 8.0% to $3.3 million for the year ended December 31, 2007 from $3.0 million for the year ended December 31, 2006, primarily due to rent expense for additional leased space in New York City.

Marketing and Advertising. Marketing and advertising expense increased by $0.1 million or 7.7% to $1.9 million for the year ended December 31, 2007 from $1.8 million for the year ended December 31, 2006. This increase was primarily due to higher promotion and public relations costs.

General and Administrative. General and administrative expense increased by $0.6 million or 10.5% to $5.9 million for the year ended December 31, 2007 from $5.3 million for the year ended December 31, 2006. This increase was primarily due to higher travel and entertainment expenses of $0.5 million and relocation expenses of $0.4 million, offset by reduced sales tax of $0.4 million and provision for bad debts of $0.2 million.

Provision for Income Tax

We recorded an income tax provision of $6.9 million and $3.2 million for the years ended December 31, 2007 and 2006, respectively. The increase in the tax provision was primarily attributable to the $8.6 million increase in pre-tax income. With the exception of the payment of certain state and local taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2007 was 40.2% compared to 37.0% for the year ended December 31, 2006. The 2007 provision includes an adjustment to the deferred tax asset balance of $0.5 million to reflect the tax rate anticipated to be in effect when the temporary differences are expected to reverse, as well as changes in enacted state and foreign tax rates. Due to our net deferred tax asset balance, a decrease in tax rates results in a reduction in our deferred tax balance and an increase in tax expense. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates.

As of December 31, 2007, we had net operating loss and tax credit carryforwards for income tax purposes of $109.1 million. We have recorded a valuation allowance of $0.6 million against the gross deferred tax assets of $40.3 million arising from tax loss and credit carryforwards and temporary differences relating to the deductibility of certain expenses for book and tax purposes. This valuation allowance was deemed appropriate due to available evidence indicating that some of the deferred tax assets might not be realized in future years.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Overview

Total revenues increased by $4.8 million or 6.1% to $83.3 million for the year ended December 31, 2006 from $78.6 million for the year ended December 31, 2005. This increase in total revenues was primarily due to increases in total commissions of $4.5 million, investment income of $1.4 million and information and user access fees of $1.0 million, offset in part by a decrease of $2.1 million in license fees.

Total expenses increased by $7.7 million or 11.5% to $74.7 million for the year ended December 31, 2006 from $67.0 million for the year ended December 31, 2005. This increase was primarily due to increases of $6.6 million in employee compensation and benefits, $1.1 million in general and administrative expense, $1.1 million in depreciation and amortization and $0.7 million in occupancy costs. These increases were offset by decreases in professional and consulting fees of $1.3 million and in marketing and advertising of $0.8 million. Excluding the impact of non-cash SFAS 123R stock option expense of $3.2 million, total expenses for the year ended December 31, 2006 increased by $4.5 million or 6.7%, to $71.5 million from $67.0 million for the year ended December 31, 2005.

Income before taxes, which includes the incremental non-cash impact of SFAS 123R stock option expense, decreased by $3.0 million, or 25.6% to $8.6 million for the year ended December 31, 2006, from $11.6 million for the year ended December 31, 2005. Net income decreased by $2.7 million or 33.4% to $5.4 million for the year ended December 31, 2007, from $8.1 million for the year ended December 31, 2005.

Revenues

Our revenues for the years ended December 31, 2006 and 2005, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2006		2005			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Revenues						
Commissions						
U.S. high-grade	$47,752	57.3%	$45,615	58.1%	$ 2,137	4.7%
European high-grade	15,368	18.4	14,078	17.9	1,290	9.2
Other	8,310	10.0	7,225	9.2	1,085	15.0
Total commissions	71,430	85.7	66,918	85.2	4,512	6.7
Information and user access fees	5,477	6.6	4,435	5.6	1,042	23.5
License fees	866	1.0	2,988	3.8	(2,122)	(71.0)
Investment income	4,595	5.5	3,160	4.0	1,435	45.4
Other	948	1.1	1,059	1.3	(111)	(10.5)
Total revenues	$83,316	100.0%	$78,560	100.0%	$ 4,756	6.1%

Commissions. Total commissions increased by $4.5 million or 6.7% to $71.4 million for the year ended December 31, 2006 from $66.9 million for 2005. The following table shows the extent to which the increase in commissions for the year ended December 31, 2006 was attributable to changes in transaction volumes, variable fees per million, fixed monthly distribution fees and DealerAxess® minimum fees:

	Change from Year Ended December 31, 2005			
	U.S. High-Grade	European High-Grade	Other	Total
	(In thousands)			
Volume increases	$ 2,106	$ 2,724	$1,259	$ 6,089
Variable fee per million decrease	(7,987)	(1,434)	(174)	(9,595)
Fixed monthly distribution fees increase	5,185	—	—	5,185
DealerAxess® minimum fees increase	2,833	—	—	2,833
Total commissions increase	$ 2,137	$ 1,290	$1,085	$ 4,512

Our average fee per million for the years ended December 31, 2006 and 2005 were as follows:

	Year Ended December 31,	
	2006	2005
Average Fee Per Million		
U.S. high-grade		
Total	$244	$257
Variable	77	118
European high-grade		
Total	175	192
Variable	175	192
Other	147	150
All Products	210	224

U.S. high-grade volume increased by 10.0% for the year ended December 31, 2006, compared to the year ended December 31, 2005. The increase in U.S. high-grade volume was due primarily to an improvement in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 7.6% for the year ended December 31, 2005 to 8.5% for the year ended December 31, 2006, offset by a decline in overall market volume as measured by FINRA TRACE. Estimated FINRA TRACE U.S. high-grade volume decreased by 1.8% from $2,337 billion for the year ended December 31, 2005 to $2,295 billion for the year ended December 31, 2006. The fixed monthly U.S. high-grade distribution fees were $29.8 million for the year ended December 31, 2006, compared to $24.6 million for the year ended December 31, 2005. The DealerAxess® monthly minimum fees were $2.8 million for the year ended December 31, 2006. The total U.S. high-grade average fee per million is calculated for each period presented using both the variable transaction fees and the fixed monthly distribution fees, including the DealerAxess® monthly minimum fees, paid by our broker-dealer clients. The average U.S. high-grade fee per million decreased due to the introduction in June 2005 of our new fee plan, which has higher fixed monthly distribution fees and lower transaction fees, resulting in lower average fees per million at higher trading volumes, as well as the shorter maturity of trades executed on the platform. This was partially offset by the introduction of bond trading between broker-dealer clients through our DealerAxess® product in June 2006.

European high-grade volume increased by 19.4%, including the favorable effect of foreign currency changes, for the year ended December 31, 2006, compared to the year ended December 31, 2005. The decrease in the average European high-grade fee per million from 2005 to 2006 resulted from higher trading volumes in floating-rate notes, which have lower fees per million.

Other volume increased by 17.5% for the year ended December 31, 2006, compared to the year ended December 31, 2005. The increase was primarily due to agencies volume. Other average fee per million declined primarily due to higher volume in products which carry lower fees per million.

Information and User Access Fees. Information and user access fees increased by $1.0 million or 23.5% to $5.5 million for the year ended December 31, 2006 from $4.4 million for the year ended December 31, 2005. This increase was primarily due to an increase in the number of subscribers to our Corporate BondTicker™ service from 2,942 for the year ended December 31, 2005 to 4,629 for the year ended December 31, 2006.

License Fees. License fees decreased by $2.1 million or 71.0% to $0.9 million for the year ended December 31, 2006 from $3.0 million for the year ended December 31, 2005. This decrease was attributable to a decline in the amortization of previously received license fees. We anticipate that license fees will be an insignificant source of revenues for us on a going-forward basis.

Investment Income. Investment income increased by $1.4 million or 45.4% to $4.6 million for the year ended December 31, 2006 from $3.2 million for the year ended December 31, 2005. This increase was primarily due to higher cash and cash equivalents and securities available-for-sale balances and a rise in interest rates during the year ended December 31, 2006.

Other. Other revenues decreased by $0.1 million or 10.5% to $0.9 million for the year ended December 31, 2006 from $1.1 million for the comparable period in 2005.

Expenses

Our expenses for the years ended December 31, 2006 and 2005, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2006		2005			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$42,078	50.5%	$35,445	45.1%	$ 6,633	18.7%
Depreciation and amortization	6,728	8.1	5,649	7.2	1,079	19.1
Technology and communications	7,704	9.2	7,401	9.4	303	4.1
Professional and consulting fees	8,072	9.7	9,355	11.9	(1,283)	(13.7)
Occupancy	3,033	3.6	2,365	3.0	668	28.2
Marketing and advertising	1,769	2.1	2,581	3.3	(812)	(31.5)
General and administrative	5,328	6.4	4,203	5.4	1,125	26.8
Total expenses	$74,712	89.7%	$66,999	85.3%	$ 7,713	11.5%

Employee Compensation and Benefits. Employee compensation and benefits increased by $6.6 million or 18.7% to $42.1 million for the year ended December 31, 2006 from $35.4 million for the year ended December 31, 2005. This increase was primarily attributable to incremental stock option compensation costs of $3.2 million due to the adoption of SFAS 123R effective January 1, 2006, higher salary expense of $2.0 million, employee severance costs of $1.7 million and other stock compensation costs of $0.6 million, offset by a reduction in employee benefits and payroll taxes of $0.5 million and lower incentive compensation costs of $0.4 million. The total number of employees decreased to 176 as of December 31, 2006 from 182 as of December 31, 2005. As a percentage of total revenues, employee compensation and benefits expense increased to 50.5% for the year ended December 31, 2006 from 45.1% for the year ended December 31, 2005.

Depreciation and Amortization. Depreciation and amortization expense increased by $1.1 million or 19.1% to $6.7 million for the year ended December 31, 2006 from $5.6 million for the year ended December 31, 2005. This increase was attributable to increased amortization of capitalized software development costs for our credit default swap and DealerAxess® products. For the year ended December 31, 2006, we capitalized $4.1 million of software development costs and $2.7 million of computer and related equipment purchases.

Technology and Communications. Technology and communications expense increased by $0.3 million or 4.1% to $7.7 million for the year ended December 31, 2006 from $7.4 million for the year ended December 31, 2005. This increase was attributable to increased cost relating to the purchase of market data.

Professional and Consulting Fees. Professional and consulting fees decreased by $1.3 million or 13.7% to $8.1 million for the year ended December 31, 2006 from $9.4 million for the year ended December 31, 2005. This decrease was primarily due to $0.9 million in recruiting fees and $0.8 million in information technology consulting costs.

Occupancy. Occupancy costs increased by $0.7 million or 28.2% to $3.0 million for the year ended December 31, 2006 from $2.4 million for the year ended December 31, 2005. The increase was primarily due to rent expense for additional leased space in New York City and London.

Marketing and Advertising. Marketing and advertising expense decreased by $0.8 million or 31.5% to $1.8 million for the year ended December 31, 2006 from $2.6 million for the year ended December 31, 2005. This decrease was primarily due to a reduction in advertising expenditures of $0.7 million.

General and Administrative. General and administrative expense increased by $1.1 million or 26.8% to $5.3 million for the year ended December 31, 2006 from $4.2 million for the year ended December 31, 2005. This increase was primarily due to increases in franchise and sales taxes of $0.7 million, provision for bad debts of $0.2 million and foreign currency transaction losses of $0.2 million.

Provision for Income Tax

For the years ended December 31, 2006 and 2005, we recorded an income tax provision of $3.2 million and $3.4 million, respectively. With the exception of the payment of certain state and local taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2006 was 37.0%, compared to 29.6% for the year ended December 31, 2005. The 2005 tax provision included a $2.9 million reduction in our valuation allowance against the deferred tax asset. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates.

Quarterly Results of Operations

Our quarterly results have varied significantly as a result of:

- changes in trading volume due to market conditions, a decrease in the number of trading days in certain quarters, and seasonality effects caused by slow-downs in trading activity during certain periods;
- increases in the number of broker-dealers and institutional investors using our trading platform as well as increased usage by existing clients;
- expansion of the products we offer to our clients; and
- variance in our expenses.

The following table sets forth certain consolidated quarterly income statement data for the eight quarters ended December 31, 2007. In our opinion, this unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the unaudited quarterly data. This information should be read in conjunction with our Consolidated Financial Statements and related Notes included in this Annual Report on Form 10-K. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended							
	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
	(In thousands) (Unaudited)							
Revenues								
Commissions								
U.S. high-grade(1)	$11,029	$10,975	$12,250	$13,498	$13,682	$14,532	$11,982	$12,345
European high-grade(2)	4,338	4,089	3,290	3,651	4,754	4,456	4,889	4,729
Other(3)	2,120	2,194	2,057	1,939	2,257	2,468	2,107	2,013
Total commissions	17,487	17,258	17,597	19,088	20,693	21,456	18,978	19,087
Information and user access fees(4)	1,359	1,323	1,426	1,369	1,354	1,468	1,535	1,520
License fees	281	214	247	124	239	329	90	30
Interest income(5)	962	1,084	1,266	1,283	1,222	1,258	1,332	1,430
Other(6)	251	243	238	216	257	793	263	309
Total revenues	20,340	20,122	20,774	22,080	23,765	25,304	22,198	22,376
Expenses								
Employee compensation and benefits	10,283	10,498	10,483	10,814	11,503	11,010	10,258	10,280
Depreciation and amortization	1,685	1,637	1,703	1,703	1,911	1,879	1,686	1,694
Technology and communications	2,052	1,791	1,956	1,905	1,763	1,935	1,897	1,868
Professional and consulting fees	2,551	2,488	1,883	1,150	1,836	1,786	1,883	2,134
Occupancy	830	663	777	763	749	805	869	852
Marketing and advertising	378	477	338	576	353	530	481	541
General and administrative	1,162	1,182	1,404	1,580	1,181	1,320	1,481	1,907
Total expenses	18,941	18,736	18,544	18,491	19,296	19,265	18,555	19,276
Income before income taxes	1,399	1,386	2,230	3,589	4,469	6,039	3,643	3,100
Provision for income taxes	313	586	933	1,351	2,019	2,487	1,233	1,192
Net income	$ 1,086	$ 800	$ 1,297	$ 2,238	$ 2,450	$ 3,552	$ 2,410	$ 1,908

(1) Of these amounts, $5,553, $5,417, $6,064, $6,667, $5,964, $6,177, $4,756 and $4,944, respectively, were from related parties.

(2) Of these amounts, $1,878, $1,778, $1,401, $1,573, $1,355, $1,180, $1,235 and $1,191, respectively, were from related parties.

(3) Of these amounts, $1,338, $1,447, $1,285. $1,175, $1,259, $1,335, $1,002 and $1,045, respectively, were from related parties.

(4) Of these amounts, $270, $338, $290, $279, $186, $190, $218 and $204, respectively, were from related parties.

(5) Of these amounts, $214, $279, $227, $287, $528, $386, $474 and $674, respectively, were from related parties.

(6) Of these amounts, $134, $130, $125, $121, $102, $99, $150 and $101, respectively, were from related parties.

The following tables set forth trading volume and average fee per million traded for the eight quarters ended December 31, 2007.

	Three Months Ended							
	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
				(In billions) (Unaudited)				
Trading Volume Data								
U.S. high-grade— multi dealer	$40.6	$39.1	$44.6	$52.1	$ 55.9	$ 62.5	$37.3	$38.4
U.S. high-grade — single dealer	5.3	4.1	5.1	4.5	4.9	5.0	2.6	2.5
Total U.S. high-grade	45.9	43.2	49.7	56.6	60.8	67.5	39.9	40.9
European high-grade	24.0	22.8	18.7	22.1	28.3	23.8	14.8	10.6
Other	14.6	13.4	15.3	13.3	15.3	20.1	21.0	16.9
Total	$84.5	$79.4	$83.7	$92.0	$104.4	$111.4	$75.7	$68.4

	Three Months Ended							
	March 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006	March 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007
				(Unaudited)				
Average Fee Per Million								
U.S. high-grade								
Total	$240	$254	$246	$239	$225	$215	$300	$302
Variable	$ 84	$ 81	$ 69	$ 77	$ 74	$ 75	$ 95	$105
European high-grade								
Total	$181	$179	$176	$165	$168	$187	$330	$448
Variable	$181	$179	$176	$165	$168	$140	$ 99	$106
Other	$145	$164	$135	$145	$148	$123	$100	$121
All Products	$207	$217	$210	$208	$198	$193	$251	$279
Number of U.S. trading days	62	62	63	62	62	63	63	62
Number of U.K. trading days	64	60	64	63	64	61	64	64

Liquidity and Capital Resources

During the three years ended December 31, 2007, we have met our funding requirements through cash on hand and internally generated funds. Cash and cash equivalents and securities-available-for-sale totaled $118.1 million at December 31, 2005, $131.0 million at December 31, 2006 and $124.3 million at December 31, 2007. We have no long-term or short-term debt and do not maintain bank lines of credit.

On October 26, 2006, our Board of Directors authorized a stock repurchase program for up to $40.0 million of our common stock. Shares repurchased under the program will be held in treasury for future use. During 2007, we repurchased 2,452,214 shares at a purchase price of $34.6 million. A total of 2,642,214 shares have been repurchased at an aggregate cost of $37.2 million from the inception of the repurchase program through December 31, 2007.

Our cash flows were as follows for the years presented below:

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Net cash provided by operating activities	$ 29,120	$17,101	$ 16,908
Net cash (used in) provided by investing activities	(11,179)	4,231	(59,034)
Net cash (used in) provided by financing activities	(27,015)	2,818	2,709
Effect of exchange rate changes on cash	(215)	(339)	(46)
Net (decrease) increase for the period	$ (9,289)	$23,811	$(39,463)

Operating Activities

Net cash provided by operating activities of $29.1 million for the year ended December 31, 2007 consisted of net income of $10.3 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $7.2 million, stock-based compensation expense of $5.6 million and deferred taxes of $4.7 million and a decrease in working capital of $0.9 million.

Net cash provided by operating activities of $17.1 million for the year ended December 31, 2006 consisted of net income of $5.4 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $6.7 million, stock-based compensation expense of $6.4 million, deferred taxes of $0.9 million and a provision for bad debts of $0.7 million. These non-cash charges were offset by an increase in cash used for working capital of $3.0 million.

Net cash provided by operating activities of $16.9 million for the year ended December 31, 2005 consisted of net income of $8.1 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $5.6 million, stock-based compensation expense of $2.5 million and deferred taxes of $3.0 million. These non-cash charges were offset by an increase in cash used for working capital of $2.7 million.

Investing Activities

Net cash used in investing activities of $11.2 million for the year ended December 31, 2007 primarily consisted of the acquisition of TWS for $3.1 million, net purchases of securities-available-for-sale of $2.5 million, purchases of furniture, equipment and leasehold improvements of $1.5 million and capitalization of software development costs of $3.4 million.

Net cash provided by investing activities of $4.2 million for the year ended December 31, 2006 consisted of net proceeds of securities-available-for-sale of $11.0 million, offset by purchases of furniture, equipment and leasehold improvements of $2.7 million and capitalization of software development costs of $4.1 million.

Net cash used in investing activities of $59.0 million for the year ended December 31, 2005 consisted of net purchases of securities-available-for-sale of $60.0 million, purchases of furniture, equipment and leasehold improvements of $1.4 million and capitalization of software development costs of $3.4 million, offset by maturity of short-term investments of $5.8 million.

Financing Activities

Net cash used in financing activities of $27.0 million for the year ended December 31, 2007 primarily consisted of $34.6 million for the purchase of treasury stock, offset by proceeds from the exercise of stock options of $5.2 million and excess tax benefits from stock-based compensation of $2.2 million.

Net cash provided by financing activities of $2.8 million for the year ended December 31, 2006 consisted of proceeds from the exercise of stock options of $3.8 million and excess tax benefits from stock-based compensation of $1.7 million, offset by the purchase of treasury stock of $2.7 million.

Net cash provided by financing activities of $2.7 million for the year ended December 31, 2005 consisted of proceeds from the exercise of stock options of $2.7 million.

Other Factors Influencing Liquidity and Capital Resources

We are dependent on our broker-dealer clients, seven of which are also our stockholders, who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. The loss of, or a significant reduction in the use of our electronic platform by, our broker-dealer clients could reduce our cash flows, affect our liquidity and have a material adverse effect on our business, financial condition and results of operations.

We believe that our current resources are adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. However, our future liquidity and capital requirements will depend on a number of factors, including expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue stream. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

As of December 31, 2007, we had $13.1 million invested in municipal auction rate securities. Liquidity for these securities is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals. Auctions for $11.0 million of these securities failed in February 2008 and, as a result, we were unable to liquidate these holdings. However, we believe that other cash, cash equivalents and securities balances are adequate to meet our liquidity requirements for expected growth and investment needs. All of the municipal auction rate securities that we hold are rated AAA by Standard & Poor's and we do not believe that the value of these investments have been impaired.

We have two regulated subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited. MarketAxess Corporation is a registered broker-dealer in the U.S. and MarketAxess Europe Limited is a registered multilateral trading facility in the U.K. As such, they are subject to minimum regulatory capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. The U.S. and the U.K. regulations prohibit a registrant from repaying borrowings from its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification to or approval from its principal regulator. The capital structures of our subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. As of December 31, 2007, MarketAxess Corporation had net capital of $21.5 million, which was $20.3 million in excess of its required minimum net capital of $1.1 million. MarketAxess Europe Limited had financial resources, as defined by the FSA, of $17.1 million, which was $10.1 million in excess of its required financial resources of $7.0 million. We believe that MarketAxess Corporation and MarketAxess Europe Limited were required to maintain approximately $18.5 million and $8.0 million, respectively, in cash as of December 31, 2007 to support their minimum regulatory capital requirements.

In June 2006, our U.S. subsidiary, MarketAxess Corporation, commenced operating an anonymous matching service for its broker-dealer clients. MarketAxess Corporation executes bond trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. The securities clearing agreement that MarketAxess Corporation maintains with the independent clearing broker commenced in December 2004. Under the securities clearing agreement, MarketAxess Corporation maintains a collateral deposit with the clearing broker in the form of cash or U.S. government securities. As of December 31, 2007, the collateral deposit included in securities and cash provided as collateral on the Consolidated Statements of Financial Condition was $0.5 million. MarketAxess Corporation is exposed to credit risk in the event a contra-party does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between MarketAxess Corporation and the independent clearing broker, the clearing broker has the right to charge MarketAxess Corporation for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2007, MarketAxess Corporation had not recorded any liabilities with regard to this right. CDS transactions are conducted on the DealerAxess® platform on a name give-up basis and are directly settled between the two trading counterparties.

In the ordinary course of business, we enter into contracts that contain a variety of representations, warranties and general indemnifications. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred. However, based on past experience, we expect the risk of loss to be remote.

Effects of Inflation

Because the majority of our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of our services. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our financial position and results of operations.

Contractual Obligations and Commitments

As of December 31, 2007 we had the following contractual obligations and commitments:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Operating leases	$11,061	$ 2,521	$3,916	$1,934	$2,690
Foreign currency forward contracts	21,890	21,890	—	—	—
	$32,951	$24,411	$3,916	$1,934	$2,690

As of December 31, 2007, we had unrecognized tax benefits of $2.7 million. Due to the nature of the underlying positions, it is not currently possible to schedule the future payment obligations by period.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). SFAS 155 is an amendment of SFAS No. 133 and SFAS No. 140. SFAS 155 permits companies to elect, on a deal-by-deal basis, to apply a fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Adoption of SFAS 155 did not affect our Consolidated Financial Statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). SFAS 156 amends SFAS No. 140. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. For subsequent measurements, SFAS 156 permits companies to choose between an amortization method or a fair value measurement method for reporting purposes. SFAS 156 is effective as of the beginning of a company's first fiscal year that begins after September 15, 2006. Adoption of SFAS 156 did not affect our Consolidated Financial Statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), which applies to all tax positions accounted for under SFAS 109. A "tax position" includes current or future reductions in taxable income reported or expected to be reported on a tax return. FIN 48 supplements SFAS 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" (greater than 50% likelihood) to be sustained based solely on its technical merits as of the reporting date. In making this assessment, a company must assume that the taxing authorities will examine the position. As a result of the implementation of FIN 48 effective January 1, 2007, we recognized an increase in deferred tax assets of $3.0 million related to previously unrecognized tax benefits, which was accounted for as an increase to Additional paid-in capital of $0.3 million and an increase in accrued expenses of $2.7 million.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We do not expect SFAS 157 to have a material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to elect to measure eligible financial instruments, commitments and certain other arrangements at fair value at specified election dates, with changes in fair value recognized in earnings at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect SFAS 159 to have a material impact on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141R"). The standard changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of SFAS 141R on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years beginning after December 15, 2008. We do not expect SFAS 160 to have a material impact on our Consolidated Financial Statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2007, we had a $51.6 million investment in securities available-for-sale. Adverse movements, such as a 10% decrease in the value of the securities underlying these positions or a downturn or disruption in the markets for these positions, could result in a substantial loss. In addition, principal gains and losses resulting from theses positions could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See Item 1A. *Risk Factors*, "Risks Related to Our Industry — *Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.*"

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to the money market instruments, U.S. Treasury obligations and short-term fixed-income securities in which we invest. As of December 31, 2007, our cash and cash equivalents and securities available-for-sale amounted to $124.3 million and was primarily invested in money market instruments, federal agency issues and municipal securities. We do not maintain an inventory of bonds that are traded on our platform.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to mitigate our U.S. dollar versus Pound Sterling exposure that arises from the activities of our U.K. subsidiaries. As of December 31, 2007, the notional value of our foreign currency forward contracts was $21.8 million. We do not speculate in any derivative instruments.

Credit Risk

In June 2006, we began executing riskless principal transactions between our broker-dealer clients through our subsidiary, MarketAxess Corporation. We act as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back bond trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our broker-dealer clients executing bond trades on the DealerAxess® platform. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by us. The policies and procedures we use to manage this credit risk are new and untested. There can be no assurance that these policies and procedures will effectively mitigate our exposure to credit risk. CDS transactions are conducted on the DealerAxess® platform on a name give-up basis and directly settled between the two trading counterparties.

Item 8. ***Financial Statements and Supplementary Data***

MARKETAXESS HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting 68

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm 69

Consolidated Statements of Financial Condition — As of December 31, 2007 and 2006 70

Consolidated Statements of Operations — For the years ended December 31, 2007, 2006 and 2005 71

Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Loss — For the years ended December 31, 2007, 2006 and 2005. 72

Consolidated Statements of Cash Flows — For the years ended December 31, 2007, 2006 and 2005 . . . 73

Notes to Consolidated Financial Statements 74

The unaudited supplementary data regarding consolidated quarterly income statement data are incorporated by reference to the information set forth in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the section captioned "Quarterly Results of Operations."

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.*

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
MarketAxess Holdings Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of MarketAxess Holdings Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
February 27, 2008

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31	
	2007	2006
	(In thousands, except share and per share amounts)	
ASSETS		
Cash and cash equivalents	$ 72,711	$ 82,000
Securities and cash provided as collateral	4,455	3,798
Securities available-for-sale	51,579	49,015
Accounts receivable, including receivables from related parties of $6,290 and $8,579, respectively, net of allowance of $912 and $752 as of December 31, 2007 and 2006, respectively	18,397	17,429
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	2,931	4,304
Software development costs, net of accumulated amortization	5,759	6,610
Goodwill and intangible assets, net of accumulated amortization	3,389	202
Prepaid expenses and other assets	1,938	2,019
Deferred tax assets, net	37,207	38,901
Total assets	$198,366	$204,278
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued employee compensation	$ 14,311	$ 12,813
Deferred revenue	826	857
Accounts payable, accrued expenses, and other liabilities, including payables to related parties of $177 and $110 as of December 31, 2007 and 2006, respectively	8,832	5,323
Total liabilities	23,969	18,993
Commitments and Contingencies (Note 12)		
Stockholders' equity		
Preferred stock, $0.001 par value, 5,000,000 shares authorized with no shares issued and outstanding as of December 31, 2007 and 2006	—	—
Common stock voting, $0.003 par value, 110,000,000 shares authorized as of December 31, 2007 and 2006; 33,082,371 shares and 29,409,537 shares issued as of December 31, 2007 and 2006, respectively	99	88
Common stock non-voting, $0.003 par value, 10,000,000 authorized as of December 31, 2007 and 2006; 2,585,654 shares and 3,125,379 shares issued and outstanding as of December 31, 2007 and 2006, respectively	9	11
Warrants, 0 and 2,379,396 authorized, issued and outstanding as of December 31, 2007 and 2006, respectively	—	11,658
Additional paid-in capital	289,988	265,030
Receivable for common stock subscribed	(834)	(1,042)
Treasury stock — Common stock voting, at cost, 2,642,714 shares and 190,500 shares as of December 31, 2007 and 2006, respectively	(37,227)	(2,653)
Accumulated deficit	(76,754)	(87,074)
Accumulated other comprehensive loss	(884)	(733)
Total stockholders' equity	174,397	185,285
Total liabilities and stockholders' equity	$198,366	$204,278

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except share and per share amounts)		
Revenues			
Commissions			
U.S. high-grade, including $21,840, $23,701 and $24,513 from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	$ 52,541	$ 47,752	$ 45,615
European high-grade, including $4,960, $6,630 and $7,047 from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	18,828	15,368	14,078
Other, including $4,641, $5,295 and $5,027 from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	8,845	8,310	7,225
Total commissions	80,214	71,430	66,918
Information and user access fees, including $798, $1,177 and $1,052 from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	5,877	5,477	4,435
License fees	688	866	2,988
Investment income, including $2,062, $1,007 and $796 from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	5,242	4,595	3,160
Other, including $452, $510, and $607 from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	1,622	948	1,059
Total revenues	93,643	83,316	78,560
Expenses			
Employee compensation and benefits	43,051	42,078	35,445
Depreciation and amortization	7,170	6,728	5,649
Technology and communications	7,463	7,704	7,401
Professional and consulting fees	7,639	8,072	9,355
Occupancy	3,275	3,033	2,365
Marketing and advertising	1,905	1,769	2,581
General and administrative, including $78, $64 and $59 to related parties for the years ended December 31, 2007, 2006 and 2005, respectively	5,889	5,328	4,203
Total expenses	76,392	74,712	66,999
Income before income taxes	17,251	8,604	11,561
Provision for income taxes	6,931	3,183	3,419
Net income	$ 10,320	$ 5,421	$ 8,142
Net income per common share			
Basic	$ 0.32	$ 0.18	$ 0.29
Diluted	$ 0.30	$ 0.15	$ 0.23
Weighted average shares outstanding			
Basic	32,293,036	30,563,437	28,156,505
Diluted	34,453,195	35,077,348	35,512,346

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE (LOSS)

	Common Stock Voting	Common Stock Non Voting	Warrants	Additional Paid-In Capital	Unearned Compensation	Receivable for Common Stock Subscribed	Treasury Stock Common Stock Voting	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
						(In thousands)				
Balance at December 31, 2004	$69	$13	$ 24,047	$233,110	$ —	$(1,042)	$ —	$(100,637)	$(342)	$155,218
Comprehensive income:										
Net income	—	—	—	—	—	—	—	8,142	—	8,142
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	—	(46)	(46)
Unrealized net losses on securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	(94)	(94)
Total comprehensive income										8,002
Stock-based compensation	—	—	—	1,446	—	—	—	—	—	1,446
Issuance of common stock related to exercise of stock options and grants of restricted stock	3	—	—	8,216	(2,634)	—	—	—	—	5,585
Earned compensation	—	—	—	—	613	—	—	—	—	613
Exercise of warrants	4	—	(6,354)	6,350	—	—	—	—	—	—
Balance at December 31, 2005	76	13	17,693	249,122	(2,021)	(1,042)	—	(92,495)	(482)	170,864
Comprehensive income:										
Net income	—	—	—	—	—	—	—	5,421	—	5,421
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	—	(327)	(327)
Unrealized net gains on securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	76	76
Total comprehensive income										5,170
Stock-based compensation	3	—	—	6,432	—	—		—	—	6,435
Issuance of common stock related to exercise of stock options and grants of restricted stock	3	—	—	3,792	—	—	—	—	—	3,795
Excess tax benefits from stock-based compensation	—	—	—	1,674	—	—	—	—	—	1,674
Conversion from non-voting to voting common stock	2	(2)	—	—	—	—	—	—	—	—
Exercise of warrants	4	—	(6,035)	6,031	—	—	—	—	—	—
Purchase of treasury stock							(2,653)			(2,653)
Reclassification of unearned compensation related to implementation of SFAS 123R	—	—	—	(2,021)	2,021	—	—	—	—	—
Balance at December 31, 2006	88	11	11,658	265,030	—	(1,042)	(2,653)	(87,074)	(733)	185,285
Comprehensive income:										
Net income	—	—	—	—	—	—	—	10,320	—	10,320
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	—	(213)	(213)
Unrealized net gains on securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	62	62
Total comprehensive income										10,169
Effect of adoption of FIN 48	—	—	—	324	—	—	—	—	—	324
Stock-based compensation	—	—	—	5,634	—	—	—	—	—	5,634
Issuance of common stock related to exercise of stock options and grants of restricted stock	2	—	—	5,189	—	—	—	—	—	5,191
Excess tax benefits from stock-based compensation	—	—	—	2,160	—	—	—	—	—	2,160
Conversion from non-voting to voting common stock	2	(2)	—	—	—	—	—	—	—	—
Exercise of warrants	7	—	(11,658)	11,651	—	—	—	—	—	—
Repayment of promissory notes	—	—	—	—	—	208	—	—	—	208
Purchase of treasury stock	—	—	—	—	—	—	(34,574)	—	—	(34,574)
Balance at December 31, 2007	$99	$ 9	$ —	$289,988	$ —	$ (834)	$(37,227)	$ (76,754)	$(884)	$174,397

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Cash flows from operating activities			
Net income	$ 10,320	$ 5,421	$ 8,142
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,170	6,728	5,649
Stock-based compensation expense	5,634	6,432	2,507
Deferred taxes	4,696	903	2,976
Provision for bad debts	412	661	366
Changes in operating assets and liabilities, net of business acquired:			
(Increase) in accounts receivable, including decreases (increases) of $2,289, ($1,828) and ($3,940) from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	(1,362)	(3,294)	(786)
Decrease (increase) in prepaid expenses and other assets	81	855	(1,113)
Increase in accrued employee compensation	1,480	774	45
(Decrease) in deferred revenue	(97)	(460)	(2,091)
Increase (decrease) in accounts payable, accrued expenses and other liabilities, including increase (decrease) of $67, $22 and ($442) to related parties for the years ended December 31, 2007, 2006 and 2005, respectively	786	(919)	1,213
Net cash provided by operating activities	29,120	17,101	16,908
Cash flows from investing activities			
Acquisition of business (Note 13)	(3,139)	—	—
Proceeds from maturities of short-term investments	—	—	5,797
Securities available-for-sale:			
Proceeds from maturities and sales	46,242	91,127	57,274
Purchases	(48,722)	(80,110)	(117,324)
Securities held to maturity:			
Proceeds from maturities	—	—	35,320
Purchases	—	—	(35,320)
Securities and cash provided as collateral	(657)	1	—
Purchases of furniture, equipment and leasehold improvements	(1,533)	(2,661)	(1,386)
Capitalization of software development costs	(3,370)	(4,126)	(3,395)
Net cash (used in) provided by investing activities	(11,179)	4,231	(59,034)
Cash flows from financing activities			
Proceeds from the exercise of stock options and grants of restricted stock	5,191	3,797	2,709
Excess tax benefits from stock-based compensation	2,160	1,674	—
Repayment of promissory notes	208	—	—
Purchase of treasury stock — common stock voting	(34,574)	(2,653)	—
Net cash (used in) provided by financing activities	(27,015)	2,818	2,709
Effect of exchange rate changes on cash	(215)	(339)	(46)
Cash and cash equivalents			
Net (decrease) increase for the period	(9,289)	23,811	(39,463)
Beginning of period	82,000	58,189	97,652
End of period	$ 72,711	$ 82,000	$ 58,189
Supplemental cash flow information:			
Cash paid for income taxes	$ 246	$ 263	$ 215
Non-cash exercise of warrants and issuance of common stock	$ 11,658	$ 6,035	$ 6,354

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. (the "Company") was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic trading platform for corporate bonds and certain other types of fixed-income securities through which the Company's active institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, European high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds. The Company's DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on its platform. The Company also provides data and analytical tools that help its clients make trading decisions, connectivity solutions that facilitate the trading process by electronically communicating order information between trading counterparties and ancillary technology services.

The Company's stockholder broker-dealer clients as of January 1, 2007 were Banc of America Securities, Bear Stearns, BNP Paribas, Credit Suisse, JPMorgan, Lehman Brothers and UBS. All of these broker-dealer clients constitute related parties of the Company (together, the "Stockholder Broker-Dealer Clients"). For 2006 and 2005, a total of nine dealers were considered to be Stockholder Broker-Dealer Clients. See Note 9, "Related Parties."

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Securities and Cash Provided as Collateral

Securities provided as collateral consist of U.S. government obligations and cash. Collectively, these amounts are used as collateral for standby letters of credit, as collateral for foreign currency forward contracts to hedge the Company's net investments in certain foreign subsidiaries and as collateral for a broker-dealer clearance account.

Securities Available-for-Sale

The Company classifies its marketable securities as available-for-sale securities. Unrealized marketable securities gains and losses are reflected as a net amount under the caption of accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses are recorded within the Consolidated Statements of Operations in other revenues. For the purpose of computing realized gains and losses, cost is determined on a specific identification basis.

The Company assesses whether an other-than-temporary impairment loss on the investments has occurred due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as charges in the Consolidated Statements of Operations. No charges for other-than-temporary declines were recorded during 2007, 2006 and 2005.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations.

The allowance for doubtful accounts was $0.9 million, $0.8 million and $0.4 million as of December 31, 2007, 2006 and 2005, respectively. The provision for bad debts was $0.4 million, $0.7 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Write-offs and other charges against the allowance for doubtful accounts were $0.3 million, $0.3 million and $0.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Transaction gains and losses are recorded in general and administrative expense in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to hedge its net investment in its U.K. subsidiaries. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," gains and losses on these transactions are deferred and included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

Revenue Recognition

The majority of the Company's revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from information and user access fees, license fees, investment income and other income. Other income includes revenues from technology services.

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients generally pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using the Company's electronic trading platform. Revenue is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred (50% in the first month, 40% in the second month and 10% in the third month), and the remaining amount is deferred and recognized ratably over the initial term of the agreement, which is generally three years. The Company anticipates that license fees will be an insignificant source of revenues on a going-forward basis.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. There were no contract loss provisions recorded as of December 31, 2007. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This statement requires that compensation expense for all share-based awards be recognized based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital. The Company adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, the Company accounted for stock-based awards to employees and directors using the intrinsic value method. Had compensation expense for employee stock-based awards been determined based on the fair value at grant date consistent with SFAS 123R, for the year ended December 31, 2005, the Company would have reported net income of $6.8 million and basic and diluted EPS of $0.23 and $0.19, respectively. For purposes of computing the pro forma effect of adopting SFAS 123R, the Company used the Black-Scholes-Merton ("Black-Scholes") option-pricing model to determine the per share weighted-average fair value for options granted.

The Company has used the long-method calculation, pursuant to SFAS 123R, to determine its additional paid-in-capital pool. As of December 31, 2007, the Company has calculated the additional paid-in-capital pool to be $3.5 million.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123R requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

Business Combinations, Goodwill and Intangible assets

Business acquisitions are accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangibles with indefinite lives are no longer amortized. An impairment review of goodwill is performed on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technology and other intangible assets, are amortized on a straight-line basis over their estimated useful lives of five years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment pursuant to the provisions of SFAS No. 144, "Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of."

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS is computed using the same method as basic EPS, but in the denominator, shares of common stock outstanding reflect the potential dilution that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). SFAS 155 is an amendment of SFAS No. 133 and SFAS No. 140. SFAS 155 permits companies to elect, on a deal-by-deal basis, to apply a fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Adoption of SFAS 155 did not affect the Company's Consolidated Financial Statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). SFAS 156 amends SFAS No. 140. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. For subsequent measurements, SFAS 156 permits companies to choose between an amortization method or a fair value measurement method for reporting purposes. SFAS 156 is effective as of the beginning of a company's first fiscal year that begins after September 15, 2006. Adoption of SFAS 156 did not affect the Company's Consolidated Financial Statements.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), which applies to all tax positions accounted for under SFAS 109. A "tax position" includes current or future reductions in taxable income reported or expected to be reported on a tax return. FIN 48 supplements SFAS 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" (greater than 50% likelihood) to be sustained based solely on its technical merits as of the reporting date. In making this assessment, a company must assume that the taxing authorities will examine the position. As a result of the implementation of FIN 48 effective January 1, 2007, the Company recognized an increase in deferred tax assets of $3.0 million related to previously unrecognized tax benefits, which was accounted for as an increase to Additional paid-in capital of $0.3 million and an increase in accrued expenses of $2.7 million. See Note 8, "Income Taxes."

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS 157 to have a material impact on its Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to elect to measure eligible financial instruments, commitments and certain other arrangements at fair value at specified election dates, with changes in fair value recognized in earnings at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS 159 to have a material impact on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141R"). The standard changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS 141R on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect SFAS 160 to have a material impact on its Consolidated Financial Statements.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation. Such reclassifications had no effect on previously reported net income.

3. Net Capital Requirements and Customer Protection Requirements

One of the Company's U.S. subsidiaries, MarketAxess Corporation, is a registered broker-dealer with the U.S. Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $5 thousand or 6⅔% of aggregate indebtedness. A summary of MarketAxess Corporation's capital requirements is as follows:

	Year Ended December 31,	
	2007	2006
	(In thousands)	
Net capital	$ 21,474	$ 14,982
Required net capital	(1,140)	(1,048)
Excess net capital	$ 20,334	$ 13,934
Ratio of aggregate indebtedness to net capital	0.80 to 1	1.05 to 1

MarketAxess Corporation claims exemption from SEC Rule 15c3-3, as it does not hold "customer securities" or "funds on account," as defined therein.

One of the Company's foreign subsidiaries, MarketAxess Europe Limited, is registered as a Multilateral Trading Facility with the Financial Services Authority ("FSA") in the United Kingdom ("U.K."). MarketAxess Europe is subject to certain financial resource requirements of the FSA. A summary of these financial resource requirements is as follows:

	Year Ended December 31,	
	2007	2006
	(In thousands)	
Financial resources	$17,099	$14,882
Resource requirement	(6,977)	(4,372)
Excess financial resources	$10,122	$10,510

MarketAxess Corporation and MarketAxess Europe are subject to U.S. and U.K. regulations as a registered broker-dealer and Multilateral Trading Facility, respectively, which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, respectively, without prior notification to or approval from such regulated entity's principal regulator.

4. Securities

The following is a summary of the Company's securities-available-for-sale:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
As of December 31, 2007				
Federal agency issues and municipal securities	$51,513	$78	$(11)	$51,579
Total securities available-for-sale	$51,513	$78	$(11)	$51,579
As of December 31, 2006				
Federal agency issues and municipal securities	$48,036	$ 5	$(37)	$48,004
Corporate Bonds	1,010	1	—	1,011
Total securities available-for-sale	$49,046	$ 6	$(37)	$49,015

The following table summarizes the contractual maturities of securities available-for-sale:

	As of December 31, 2007	As of December 31, 2006
	(In thousands)	
Less than one year	$37,564	$23,709
Due in 1–2 years	14,015	25,306
Total securities-available-for-sale	$51,579	$49,015

Proceeds from the maturities and sales of securities available-for-sale during 2007 and 2006 were $46.2 million and $91.1 million, respectively.

The fair value and continuous duration of gross unrealized losses on securities available-for-sale with unrealized losses as of December 31, 2007 and 2006 were as follows:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In thousands)					
As of December 31, 2007						
Federal agency issues and municipal securities	$ —	$—	$ 4,540	$(11)	$ 4,540	$(11)
As of December 31, 2006						
Federal agency issues and municipal securities	$12,215	$ (7)	$20,811	$(30)	$33,026	$(37)

As of December 31, 2007, the Company had $13.1 million invested in municipal auction rate securities. Liquidity for these securities is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals. Auctions for $11.0 million of these securities failed in February 2008. The Company does not believe that the value of these investments has been impaired.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements, net, are comprised of the following:

	As of December 31, 2007	As of December 31, 2006
	(In thousands)	
Computer hardware and related software	$ 16,523	$ 15,208
Office hardware	3,317	3,166
Furniture and fixtures	1,834	1,741
Leasehold improvements	2,226	2,221
Accumulated depreciation and amortization	(20,969)	(18,032)
Total furniture, equipment and leasehold improvements, net	$ 2,931	$ 4,304

During the years ended December 31, 2007, 2006 and 2005, depreciation and amortization expense was $2.9 million, $3.0 million and $2.8 million, respectively.

6. Software Development Costs

Software development costs, net, are comprised of the following:

	As of December 31, 2007	As of December 31, 2006
	(In thousands)	
Software development costs	$ 17,344	$13,977
Accumulated amortization	(11,585)	(7,367)
Total software development costs, net	$ 5,759	$ 6,610

During the years ended December 31, 2007, 2006 and 2005, software development costs totaling $3.4 million, $4.1 million and $3.4 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees on the Consolidated Statements of Operations. During the years ended December 31, 2007, 2006 and 2005, amortization expense was $4.2 million, $3.7 million and $2.8 million, respectively.

7. Intangible Assets and Goodwill

Intangible assets and goodwill principally relate to the preliminary allocation of purchase price associated with the acquisition of Trade West Systems, LLC ("TWS"). See Footnote 13, "Acquisition," for additional disclosure. Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following as of December 31, 2007:

	Cost	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Technology	$ 770	$(26)	$ 744
Customer relationships	220	(4)	216
Tradename	70	(2)	68
Total	$1,060	$(32)	$1,028

Estimated amortization expense for intangible assets with definite lives is $0.2 million for each of the next five years.

Goodwill at December 31, 2007 and 2006 was $2.4 million and $0.2 million, respectively. During 2007, goodwill acquired in connection with the TWS acquisition was $2.2 million.

8. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Current:			
Federal	$ —	$ —	$ —
State and local	81	(75)	228
Foreign	212	89	64
Total current provision	293	14	292
Deferred:			
Federal	3,596	1,745	1,611
State and local	1,825	1,138	816
Foreign	1,217	286	700
Total deferred provision	6,638	3,169	3,127
Provision for income taxes	$6,931	$3,183	$3,419

Pre-tax income from U.S. operations was $13.0 million, $7.5 million and $8.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Pre-tax income from foreign operations was $4.3 million, $1.1 million and $3.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The difference between the Company's reported provision for income taxes and the amount computed by multiplying pre-tax income taxes by the U.S. federal statutory rate of 35% is as follows:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
U.S. federal tax at statutory rate	$6,037	$3,011	$ 4,047
State and local taxes — net of federal benefit	1,212	671	843
Stock compensation	191	457	—
Change in rate for deferred tax assets	537	255	1,754
Change in valuation allowance	—	(450)	(2,918)
Tax-exempt interest income	(909)	(755)	(308)
Tax credits	(533)	(498)	(342)
Other, net	396	492	343
Provision for income taxes	$6,931	$3,183	$ 3,419

During 2007, 2006 and 2005 the Company reduced the income tax rate used for recording the deferred tax assets, resulting in a decrease in the deferred tax assets and an increase in tax expense of $0.5 million, $0.3 million and $1.7 million, respectively. The following is a summary of the Company's net deferred tax assets:

	Year Ended December 31,	
	2007	2006
	(In thousands)	
Deferred tax assets		
Net operating loss carryforwards		
U.S	$28,130	$ 39,696
Foreign	2,330	3,112
Depreciation	1,065	647
Stock compensation expense	3,282	2,874
Warrant expense	—	5,210
Restructuring charges	877	1,005
Tax credits	3,236	2,703
Other	1,341	1,359
Total deferred tax assets	40,261	56,606
Valuation allowance	(623)	(14,768)
Net deferred tax assets	39,638	41,838
Deferred tax liabilities		
Capitalized software development costs	(2,431)	(2,937)
Deferred tax assets, net	$37,207	$ 38,901

A summary of the Company's net operating loss and tax credit carryforwards and their expiration dates is as follows:

Year of expiration	Tax Operating Losses	Tax Credits
	(In thousands)	
U.S. carryforwards:		
2012 to 2018	$ —	$ 193
2019	992	92
2020	2,524	3
2021	35,018	—
2022	19,543	123
2023 to 2027	42,739	1,919
Total U.S. carryforwards	100,816	2,330
Credits with no expiration date		375
U.K. carryforwards (no expiration date)	8,321	531
Total	$109,137	$3,236

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

In 2000 and 2001, MarketAxess Holdings Inc. and MarketAxess Corporation had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards of $39.2 million existed as of the date of ownership change. However, only $6.8 million is deemed utilizable and recognized in the net operating loss carryforward figure. In the first quarter of 2007, the Company experienced an ownership change within the meaning of Section 382 of the Internal Revenue Code. The Company does not believe that this ownership change significantly impacts the ability to utilize existing net operating loss carryforwards. In addition, the Company's net operating loss and tax credit carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

During the years ended December 31, 2006 and 2005, the Company reduced the valuation allowance by $0.5 million and $2.9 million, respectively, based on management's current assessment of the factors impacting the valuation allowance previously recorded. Such factors included management's expectation of continuing future profitable operations and judgment concerning future utilization of certain net operating losses that are subject to Section 382 limitations prior to their expiration. In accordance with FIN 48, certain deferred tax assets aggregating $14.1 million were no longer recognized and the related valuation allowance was reversed effective January 1, 2007. As of December 31, 2007, the valuation allowance relates to certain tax credit and charitable contribution carryforwards that are not expected to be realized. The rollforward of the valuation allowance is as follows:

	Year Ended December 31,	
	2007	2006
	(In thousands)	
Valuation allowance at beginning of period	$ 14,768	$15,218
Increase (decrease) to valuation allowance attributable to:		
Net operating losses	(14,105)	(330)
Temporary differences	(40)	97
Tax credits	—	(217)
Valuation allowance at end of period	$ 623	$14,768

The Company or one of its subsidiaries files U.S. federal, state and foreign income tax returns. With the exception of New York and Connecticut state tax returns, all U.S. federal, state and U.K. income tax returns have not been subject to audit. The Company's New York State franchise tax returns for 2000 through 2003 are currently under examination. The Company cannot estimate when the examination will conclude. During 2007, an examination of the New York City tax returns for 2001 to 2003 concluded with no adjustments. In addition, an examination of the Company's Connecticut income tax returns for 2003 and 2004 concluded in 2007 resulting in a payment of taxes and interest aggregating $0.1 million.

As a result of the implementation of FIN 48 effective January 1, 2007, the Company recognized an increase in deferred tax assets of $3.0 million related to previously unrecognized tax benefits, which was accounted for as an increase to additional paid-in capital of $0.3 million and an increase in accrued expenses of $2.7 million. If recognized, this entire amount would impact the effective tax rate. A reconciliation of the unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$2,685
Additions for tax positions of prior years	88
Reductions of tax positions of prior years	(7)
Settlements	(81)
Balance at December 31, 2007	$2,685

The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations. As of the adoption date of FIN 48, accrued interest and penalties associated with any unrecognized tax benefits were zero. Interest expense recognized for the year ended December 31, 2007 was $30 thousand.

9. Related Parties

The Company generates commissions, information and user access fees and other income and related accounts receivable balances from Stockholder Broker-Dealer Clients or their affiliates. In addition, two Stockholder Broker-Dealer Clients act in an investment advisory, custodial and cash management capacity for the Company. The Company also maintains an account with a Stockholder Broker-Dealer Client in connection with its share repurchase program. The Company incurs investment advisory and bank fees in connection with these arrangements. As of the dates and for the periods indicated below, the Company had the following balances and transactions with the Stockholder Broker-Dealer Clients or their affiliates:

	As of December 31,	
	2007	2006
	(In thousands)	
Cash and cash equivalents	$71,598	$33,050
Securities and cash provided as collateral	3,955	3,298
Accounts receivable	6,290	8,579
Accounts payable, accrued expenses and other liabilities	177	110

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Commissions	$31,442	$35,626	$36,588
Information and user access fees	798	1,177	1,052
Investment income	2,062	1,007	796
Other income	452	510	607
General and administrative	207	64	59

As of December 31, 2007 and 2006, the Company had loans and interest receivable due from the Chief Executive Officer of $1.2 million and $1.4 million, respectively, which are described in more detail in Footnote 10, "Stockholders' Equity." The accrued interest on the loans is recorded in accounts receivable and the principal amount is recorded as a receivable for common stock subscribed in stockholders' equity on the Consolidated Statements of Financial Condition. During 2007, principal and interest payments aggregating $0.3 million were received.

10. Stockholders' Equity

Common Stock

As of December 31, 2007 and 2006, the Company had 110,000,000 authorized shares of voting common stock and 10,000,000 authorized shares of non-voting common stock. Voting common stock entitles the holder to one vote per share of common stock held.

Non-voting common stock is convertible on a one-for-one basis into shares of voting common stock at any time subject to a limitation on conversion to the extent such conversion would result in a stockholder, together with its affiliates, owning more than 9.99% of the outstanding shares of common stock. During 2007 and 2006, a total of 539,725 shares and 1,275,951 shares, respectively, of non-voting common stock were converted to voting common stock.

In October 2006, the Board of Directors of the Company authorized a share repurchase program for up to $40.0 million of the Company's common stock. Shares repurchased under the program will be held in treasury for future use. During 2007 and 2006, a total of 2,452,214 shares and 190,500 shares were repurchased at a cost of $34.6 million and $2.7 million, respectively. A total of 2,642,714 shares have been repurchased at an aggregate cost of $37.2 million from the inception of the repurchase program through December 31, 2007. The share repurchase program was completed in January 2008.

Common Stock Subscribed

In 2001, the Company awarded 289,581 shares to the Company's Chief Executive Officer at $3.60 per share, which vested over a three-year period. The common stock subscribed was issued in 2001 in exchange for four eleven-year promissory notes that bear interest at the applicable federal rate and are collateralized by the subscribed shares.

Warrants

In April 2000, the Board of Directors initiated a warrant program that commenced on February 1, 2001. Under this program, the Company reserved for issuance 5,000,002 shares of common stock. The warrants were issued to holders of Series A, C, E and I redeemable convertible preferred stock (the "Warrant Holders"). The Warrant Holders were entitled to purchase shares of common stock from the Company at an exercise price of $.003. There are no warrants outstanding as of December 31, 2007.

The warrants were issued to the Warrant Holders at the time that they made an equity investment in the Company. Allocations were based on each broker-dealer client's respective commissions as a percentage of the total commissions from the six participating Warrant Holders, calculated on a quarterly basis. The final share allocations under the warrant program occurred on March 1, 2004. Shares allocated under the warrant program were expensed on a quarterly basis at fair market value in accordance with SFAS 123.

During the year ended December 31, 2005, two Stockholder Broker-Dealer Clients converted 1,325,602 warrants into 1,325,249 shares of common stock through non-cash exercises. During the year ended December 31, 2006, two Stockholder Broker-Dealer Clients converted 1,295,004 warrants into 1,294,849 shares of common stock through non-cash exercises. During the year ended December 31, 2007, two Stockholder Broker-Dealer Clients converted 2,379,200 warrants into 2,378,764 shares of common stock through non-cash exercises. The exercise of warrants during 2007 and prior years resulted in an unrecognized deferred tax asset of $18.3 million that will be recorded as an increase to additional paid-in-capital once the tax benefit serves to reduce taxes payable in future years.

In March 2001, in connection with the acquisition of Trading Edge, Inc. ("Trading Edge"), the Company also assumed warrants issued by Trading Edge, which were converted into warrants exercisable to purchase 7,967 shares of the Company's common stock. During the year ended December 31, 2005, these warrants expired unexercised.

The Company's warrant activity is summarized as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2004	5,007,969	$ 0.211
Expired	(7,967)	$130.650
Exercised	(1,325,602)	$ 0.003
Outstanding at December 31, 2005	3,674,400	$ 0.003
Exercised	(1,295,004)	$ 0.003
Outstanding at December 31, 2006	2,379,396	$ 0.003
Exercised	(2,379,396)	$ 0.003
Outstanding at December 31, 2007	—	

11. Stock-Based Compensation Plans

The Company has three stock incentive plans which provide for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, or other stock-based awards as incentives and rewards to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. On June 7, 2006, stockholder approval was obtained for an amendment and restatement of the 2004 Stock Incentive Plan to, among other things, increase the number of shares authorized for issuance under the plan from 3,084,802 to 9,754,802 shares. As of December 31, 2007, there were 6,141,765 shares available for grant under the stock incentive plans.

Total stock-based compensation expense was as follows:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Employee:			
Stock options	$3,045	$3,737	$1,446
Restricted stock	2,103	2,140	613
	5,148	5,877	2,059
Non-employee directors and consultants:			
Stock options	153	277	185
Restricted stock	333	278	263
	486	555	448
Total stock-based compensation	$5,634	$6,432	$2,507

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors and consultants in general and administrative expenses in the Consolidated Statements of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period, with one-third vesting after one year from the grant date and the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes closed-form model. The Company believes that the use of the Black-Scholes model meets the fair value measurement objectives of SFAS 123R and reflects all substantive characteristics of the instruments being valued. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior and was increased from four years to five years in May 2006.

The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Weighted-Average Expected Life (years)	5.0	4.6	3.0
Weighted-Average Risk-Free Interest Rate	4.7%	4.7%	3.6%
Weighted-Average Expected Volatility	44.6%	41.8%	20.7%
Weighted-Average Fair Value per Option Granted	$6.02	$4.45	$2.71

The following table reports stock option activity during the three years ended December 31, 2007 and the intrinsic value as of December 31, 2007:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value (In thousands)
Outstanding at December 31, 2004	4,907,582	$ 5.17		
Granted	1,400,750	$13.70		
Canceled	(211,902)	$13.04		
Exercised	(927,623)	$ 2.92		
Outstanding at December 31, 2005	5,168,807	$ 7.56		
Granted	2,297,150	$10.87		
Canceled	(983,981)	$10.98		
Exercised	(768,116)	$ 4.94		
Outstanding at December 31, 2006	5,713,860	$ 8.65		
Granted	638,500	$13.26		
Canceled	(550,947)	$11.55		
Exercised	(774,521)	$ 7.76		$ 5,736
Outstanding at December 31, 2007	5,026,892	$ 9.05	6.9	$21,064
Exercisable at December 31, 2007	3,470,657	$ 7.88	6.0	$18,967

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2007 of $12.83 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2007, there was $6.6 million of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Stock

Shares of restricted stock generally vest over a period of three years. Certain grants vest after five years, but contain provisions that allow for accelerated vesting over a shorter term if defined performance criteria are met. Compensation expense is measured at the grant date and recognized ratably over the vesting period. The Company considers the likelihood of meeting the performance criteria in determining the amount to expense on a periodic basis.

The following table reports restricted stock activity during the three years ended December 31, 2007:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2005	—	
Granted	215,000	
Canceled	(8,500)	
Vested	(17,500)	
Outstanding at December 31, 2005	189,000	$14.86
Granted	869,000	
Canceled	(102,497)	
Vested	(74,909)	
Outstanding at December 31, 2006	880,594	$12.29
Granted	96,642	
Canceled	(54,498)	
Vested	(215,735)	
Outstanding at December 31, 2007	707,003	$12.69

As of December 31, 2007, there was $7.0 million of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.5 years.

12. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring at various dates through 2015. These leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under such leases, net of sublease income, are as follows:

Year Ending December 31,	Minimum Rentals (In thousands)
2008	$2,521
2009	2,529
2010	1,387
2011	999
2012	935
2013 and thereafter	2,690

The rental expense for the years ended December 31, 2007, 2006 and 2005 was $2.2 million, $2.5 million and $1.8 million, respectively, which is included in occupancy expense in the Consolidated Statements of Operations. Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease, and sublease income.

The Company has entered into a sublease agreement on one of its leased properties through the April 2011 lease termination date. A loss on the sublease was recorded in 2001. The sublease loss accrual at December 31, 2007 and 2006 was $0.7 million and $0.9 million, respectively.

The Company is contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation as collateral for these standby letters of credit. This collateral is included with securities and cash provided as collateral on the Consolidated Statements of Financial Condition and had a fair market value as of December 31, 2007 and 2006 of $3.3 million.

In June 2006, MarketAxess Corporation commenced operating an anonymous matching service for its broker-dealer clients. MarketAxess Corporation executes bond trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. The securities clearing agreement that MarketAxess Corporation maintains with the independent clearing broker commenced in December 2004. Under the securities clearing agreement, MarketAxess Corporation maintains a collateral deposit with the clearing broker in the form of cash or U.S. government securities. As of December 31, 2007 and 2006, the collateral deposit included in securities and cash provided as collateral on the Consolidated Statements of Financial Condition was $0.5 million. MarketAxess Corporation is exposed to credit risk in the event a contra-party does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between MarketAxess Corporation and the independent clearing broker, the clearing broker has the right to charge MarketAxess Corporation for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2007, MarketAxess Corporation had not recorded any liabilities with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In January 2007, two former employees commenced arbitration proceedings against MarketAxess Corporation before FINRA arising out of the expiration of certain vested and unvested stock options and unvested restricted shares issued to them. In April 2007, one of those former employees brought a separate FINRA arbitration against MarketAxess Holdings Inc. based on the same claim he had filed against MarketAxess Corporation. The arbitrations brought by that employee against both MarketAxess Corporation and MarketAxess Holdings Inc. have been consolidated before FINRA. The claims made by these two former employees total $4.5 million plus interest.

One former employee has alleged that the Company wrongfully prevented him from exercising his vested options when he sought to do so and that the Company wrongfully claimed that such options had expired on the previous day.

The other former employee has alleged that the Company wrongfully failed to accelerate the vesting of his then unvested options and restricted shares upon his termination and to waive the 90-day time period within which he was required to exercise his vested options. He further alleges that he is entitled to a bonus for the approximately five months that he worked for us during 2006.

MarketAxess Corporation answered both arbitration claims brought against it. The Company has vigorously defended the claims brought against both MarketAxess Corporation and MarketAxess Holdings Inc. Based on currently available information, management believes that the likelihood of a material loss is not probable. Accordingly, no amounts have been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

13. Acquisition

In November 2007, the Company acquired certain assets and assumed certain obligations of TWS, a Utah-based financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues, for $3.0 million in cash and 64,642 shares of the Company's common stock. The shares of common stock issued in connection with the TWS acquisition have been characterized as compensation expense and, accordingly, are not included in the purchase price. Stock compensation expense totaling $1.0 million will be recognized over the vesting period. One-half of these shares vest on January 1, 2009 and the balance vest on January 1, 2010. The acquisition of TWS did not have a material impact on the Company's Consolidated Financial Statements. The Company has completed a preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the date of acquisition. It is possible that the purchase price allocation will be adjusted upon finalization of the accounting for the acquired assets. The preliminary purchase price allocation is as follows (in thousands):

Purchase price	$3,000
Acquisition costs	139
Total purchase price	$3,139
Accounts receivable and other assets	$ 27
Amortizable intangibles	1,060
Goodwill	2,159
Accounts payable, accrued expenses and deferred revenue	(107)
Total purchase price	$3,139

14. Segment Information

As an electronic multi-dealer platform for the trading of fixed-income securities, the Company's operations constitute a single business segment pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company's worldwide business activities, the Company believes that results by geographic region or client sector are not necessarily meaningful in understanding its business.

15. Earnings Per Share

A reconciliation of basic to diluted weighted average shares of common stock is as follows:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except share and per share amounts)		
Net income	$ 10,320	$ 5,421	$ 8,142
Common stock — voting	29,572,451	26,764,640	23,755,175
Common stock — non-voting	2,720,585	3,798,797	4,401,330
Basic weighted average shares outstanding	32,293,036	30,563,437	28,156,505
Basic earnings per share	$ 0.32	$ 0.18	$ 0.29
Weight average shares oustanding	32,293,036	30,563,437	28,156,505
Effect of dilutive shares:			
Warrants	579,732	3,026,800	4,762,321
Stock options and restricted stock	1,580,427	1,487,111	2,593,520
Diluted weighted average shares outstanding	34,453,195	35,077,348	35,512,346
Diluted earnings per share	$ 0.30	$ 0.15	$ 0.23

Stock options and restricted stock totaling 719,921 shares, 2,231,578 shares and 1,670,373 shares for the years ended December 31, 2007, 2006 and 2005, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

16. Accounting for Foreign Currency Forward Contracts and Hedging Activities

The Company enters into foreign currency forward contracts with a non-controlling stockholder to hedge its exposure to variability in foreign currency cash flows resulting from the net investments in its U.K. subsidiaries. The Company assesses each foreign currency forward contract to ensure that it is highly effective at reducing the exposure being hedged. The Company designates each foreign currency forward contract as a hedge, assesses the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure and how effectiveness is to be assessed prospectively and retrospectively. These hedges are for a one-month or three-month period and are used to limit exposure to foreign currency exchange rate fluctuations. Gains or losses on foreign currency forward contracts designated as hedges are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

A summary of the foreign currency forward contracts is as follows:

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Notional value	$21,801	$17,419	$13,632
Fair value of notional	21,890	17,381	13,538

17. Retirement Savings Plan

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ending December 31, 2007, 2006 and 2005, the subsidiaries contributed $0.6 million, $0.3 million and $0.1 million, respectively, to the plans.

18. Customer Concentration

During the years ended December 31, 2007, 2006 and 2005, no single broker-dealer client accounted for more than 10% of total revenue.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) *Evaluation of Disclosure Controls and Procedures.* Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Management's Annual Report on Internal Control Over Financial Reporting.* See Item 8 of this Annual Report on Form 10-K.

(c) *Attestation Report of the Independent Registered Public Accounting Firm.* See Report of Independent Registered Public Accounting Firm included in Item 8 of this Annual Report on Form 10-K.

(d) *Changes in Internal Control Over Financial Reporting.* There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2007 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors" and "Executive Compensation — Section 16 (a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2008. The Company intends to file the Proxy Statement within 120 days after the end of its fiscal year (i.e., on or before April 29, 2008). The Company's Code of Conduct applicable to directors and all employees, including senior financial officers, is available on the Company's website at www.marketaxess.com. If the Company makes any amendments to its Code of Conduct that is required to be disclosed pursuant to the Exchange Act, the Company will make such disclosures on its website.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the section entitled "Executive Compensation and Related Information" in the Company's Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement.

The following table provides certain information regarding common stock authorized for issuance under the Company's equity compensation plans as of December 31, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	4,138,003	$10.42	6,141,765
Equity compensation plans not approved by stockholders(2)	888,889	$ 2.70	—
Total	5,026,892	$ 9.05	6,141,765

(1) These plans consist of the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006), 2001 Stock Incentive Plan and 2000 Stock Incentive Plan.

(2) Represents the grant of a stock option made in February 2003 to a senior officer. This option is now fully vested.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Transactions" in the Company's Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated herein by reference to the section entitled "Principal Accounting Fees and Services" in the Company's Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
3.1	Intentionally omitted
3.2*	Amended and Restated Certificate of Incorporation
3.3	Intentionally omitted
3.4*	Amended and Restated Bylaws
4.1*	Specimen Common Stock certificate
4.2*	Sixth Amended and Restated Registration Rights Agreement
4.3*	Intentionally omitted
4.4*	See Exhibits 3.2 and 3.4 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
10.1*	Employment Agreement, dated as of May 3, 2004, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(a)*	Restricted Stock Purchase Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(b)*	Full Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(c)*	Non-Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(d)*	Stock Pledge Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(e)*	Restricted Stock Purchase Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(f)*	Full Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(g)*	Non-Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(h)*	Stock Pledge Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.3*	Stock Option Agreement, dated February 7, 2003, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.4	Intentionally omitted
10.5	Intentionally omitted
10.6*	MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan#
10.7*	MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.8*	Amendment No. 1 to the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.9*	Amendment to the MarketAxess Holdings Inc. 2001 and 2000 Stock Incentive Plans#
10.10(a)	MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006)# (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2006, filed on May 1, 2006)
10.10(b)	Form of Incentive Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006)# (incorporated by reference to Appendix B to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)

Number	Description
10.10(c)	Form of Non Qualified Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006)# (incorporated by reference to Appendix C to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)
10.11*	MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan#
10.12*	Form of Indemnification Agreement
10.13	Restricted Stock Agreement Pursuant to MarketAxess Holdings Inc. 2004 Stock Incentive Plan, dated as of January 31, 2006, by and between MarketAxess Holdings Inc. and Richard M. McVey# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated March 30, 2006)
10.14	Offer Letter dated August 21, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated September 12, 2006)
10.15	Stock Option Agreement dated September 13, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated September 13, 2006)
10.16	Restricted Stock Agreement dated September 13, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet# (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated September 13, 2006)
10.17	Form of Performance Share Award Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.18	Form of Performance Share Award Agreement for Employees Other Than Messers. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.19	Form of Restricted Stock Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.20	Form of Incentive Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.21	Form of Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.22	Form of Incentive Stock Option Agreement for Mr. Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K dated January 15, 2008)
21.1**	Subsidiaries of the Registrant
23.1**	Consent of PricewaterhouseCoopers LLP
31.1**	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Incorporated by reference to the identically-numbered exhibit to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718).

** Filed herewith.

\# Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer

Date: March 3, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ RICHARD M. MCVEY Richard M. McVey	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	March 3, 2008
/s/ JAMES N.B. RUCKER James N.B. Rucker	Chief Financial Officer (principal financial and accounting officer)	March 3, 2008
/s/ ROGER BURKHARDT Roger Burkhardt	Director	March 3, 2008
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	March 3, 2008
/s/ DAVID G. GOMACH David G. Gomach	Director	March 3, 2008
/s/ CARLOS HERNANDEZ Carlos Hernandez	Director	March 3, 2008
/s/ RONALD M. HERSCH Ronald M. Hersch	Director	March 3, 2008
/s/ WAYNE D. LYSKI Wayne D. Lyski	Director	March 3, 2008
/s/ JEROME S. MARKOWITZ Jerome S. Markowitz	Director	March 3, 2008
/s/ T. KELLEY MILLET T. Kelley Millet	Director	March 3, 2008
/s/ NICOLAS S. ROHATYN Nicolas S. Rohatyn	Director	March 3, 2008
/s/ JOHN STEINHARDT John Steinhardt	Director	March 3, 2008

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Europe Limited	United Kingdom
MarketAxess Leasing Limited	United Kingdom
MarketAxess Canada Limited	Canada

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 333-120229 and 333-136101) of MarketAxess Holdings Inc. of our report dated February 27, 2008, relating to the consolidated financial statements, and the effectiveness of internal control financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York
March 3, 2008

Exhibit 31.1

CERTIFICATIONS

I, Richard M. McVey, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer
(principal executive officer)

Dated: March 3, 2008

Exhibit 31.2

CERTIFICATIONS

I, James N.B. Rucker, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES N.B. RUCKER

James N.B. Rucker
Chief Financial Officer
(principal financial and accounting officer)

Dated: March 3, 2008

Exhibit 32.1

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2007

In connection with the Annual Report Form 10-K on MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard M. McVey, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer

March 3, 2008

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.

Exhibit 32.2

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2007

In connection with the Annual Report Form 10-K on MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James N.B. Rucker, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JAMES N.B. RUCKER

James N.B. Rucker
Chief Financial Officer

March 3, 2008

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.

END